2025 Annual Report NYSE: WTRG

Excellence is Essential



Essential

Providing natural resources for life.

Essential by the Numbers

OUR FOOTPRINT

 **9**
States

 **1.9 million**
customer connections

 **5.5 million**
people served

 **3,300+**
employees

OUR INVESTMENT

 **426+ miles**
of pipeline replaced or retired

 **$1.4+ billion**
in infrastructure improvement

OUR IMPACT

 **4,900**
employee volunteer hours

 **$7.1+ million**
in charitable donations

 **500+**
community organizations supported

WATER UTILITY GROWTH BY ACQUISITION

 **3**
closed water & wastewater acquisitions

 **10,300**
in new customers gained through acquisition

 **$59+ million**
total purchase price for acquisitions

SIGNED ACQUISITION AGREEMENTS AS OF YEAR END

 **4**
water and wastewater systems

 **200,000+**
total customer equivalents

 **~$301 million**
total purchase price

A Word From Our Chairman & CEO

Dear Shareholders,

As I reflect on 2025, and my thirty-third year as an employee of the company, it is with mixed emotions that I address you. The merger with American Water marks the end of a 140-year era as an independent company. However, it also marks the beginning of a new era with expanded opportunities for shareholders to see their investment grow, for customers to realize even greater economies of scale in this era of "affordability," and for employees to find even more opportunities to grow and develop.

The combined company, post-merger, will have a stronger balance sheet, greater liquidity, lower risk (beta), and a higher growth rate. Importantly, we will join American Water in the S&P 500, which provides strong buoyancy for the stock and, when coupled with a robust growth rate, should deliver enhanced shareholder returns.

It is rewarding to work alongside a management team and employee base that continues to produce excellence in operating both the water and natural gas utilities. Some companies would allow themselves to be distracted by a major transaction and lose focus on the core business. Instead, Essential Utilities has continued to post some of the strongest operating results in its history. We remain committed to excellence in operating our utilities — and we always will.

It seems appropriate that our theme this year is **Excellence is Essential**, which reflects both our commitment and our results. "The Pursuit of Excellence" is one of our three core values, and in 2025, we didn't just pursue it — we achieved it through meticulous execution, strategic investments, and the dedication of our 3,000+ employees.

Excellence Delivers Results

Our disciplined approach to operations and capital deployment produced strong financial results. We achieved earnings per share above our guidance range and increased our dividend 35 times in the last 34 years — 2025 marked the 80th consecutive year we've paid shareholders a dividend.

We invested $1.4 billion in critical infrastructure across our water, wastewater, and natural gas systems. Our capital deployment and regulatory recovery mechanisms performed with near-perfect efficiency, ensuring consistent returns and strong operational performance.

Tackling Pressing Challenges

We continued addressing the most pressing challenges facing our industry and communities. We advanced significant PFAS treatment projects, accelerated lead service line replacements, and modernized natural gas pipelines to reduce emissions. Our smart meter deployment enhances safety and efficiency while positioning our natural gas business for long-term success.

In 2025, we launched our Office of Continuous Improvement to empower employees at every level to identify improvements and drive consistent performance. This framework is already delivering measurable results across our operations.

A Transformative Milestone

In October, we announced the transformative merger with American Water Works Company, to create one of the largest, most effective utilities in the United States. This combination capitalizes on operating and financial strengths of both companies and creates a platform for enhanced long-term shareholder value through increased scale, enhanced capabilities, and expanded growth opportunities.

Key to our merger with American Water is our shared mission and values. Together, the company will remain committed to sustainable growth and long-term stability— delivering value to our shareholders while ensuring future generations benefit from our operations and strategies.

None of this would be possible without our dedicated team, strong partnerships with communities and regulators, and the trust of our customers.



◄ **To learn more about the specific achievements that made 2025 a year defined by excellence, I invite you to watch my video message by scanning this QR code.**

To our shareholders, thank you for your continued confidence and investment.

With gratitude,



Christopher H. Franklin

Chairman and Chief Executive Officer

Essential Utilities, Inc.



2025 Financial Highlights

In thousands of dollars, except per-share amounts	2025	2024	% Change
Operating Revenues	$2,474,615	$2,086,113	18.6%
Regulated Segments:			
Regulated Water Segment Revenues	$1,326,629	$1,221,880	8.6%
Regulated Natural Gas Segment Revenues	$1,117,875	$842,991	32.6%
Operations and Maintenance Expense	$639,604	$587,250	8.9%
Net Income	$616,369	$595,314	3.5%
Diluted Net Income Per Common Share (GAAP)	$2.20	$2.17	1.4%
Diluted Net Income Per Common Share (Incl. Non-GAAP FY 2024 EPS)	$2.20	$1.97	11.7%
Annualized Dividend Rate Per Common Share (12/31)	$1.3704	$1.3020	5.3%
Capital Expenditures	$1,429,980	$1,329,747	7.5%
Total Assets	$19,464,845	$18,026,554	8.0%
Number of Utility Customers Served (12/31)	1,884,013	1,869,306	0.8%



DILUTED ADJUSTED INCOME PER COMMON SHARE



DIVIDENDS PER SHARE
(Annualized)



CAPITAL INVESTMENT
(In Millions of Dollars)



UTILITY CUSTOMER CONNECTIONS

(1) 2024 GAAP Income per Common Share was $2.17

Please see the investor relations page of Essential.co for a reconciliation of GAAP to non-GAAP financial measures.



Excellence in Action

Excellence isn't a checklist — it's how we work. Every day, our people make decisions that strengthen systems, protect communities, and deliver reliable service at scale.

In 2025, we launched the Office of Continuous Improvement — our enterprise-wide framework that empowers employees at every level to identify improvements and drive consistent performance.

This disciplined approach delivered measurable results: nearly 300 employees completed in-person training with a 4.4 out of 5-star rating, and our first initiative identified up to $3.5 million in cost-saving opportunities within the first six months.

Infrastructure That Strengthens Communities

Strategic capital investment goes beyond pipes and pumps — it's about protecting public health, supporting economic growth, and building resilient systems for future generations. With more than $1.4 billion invested in 2025 and plans for $1.7 billion in 2026, we are maintaining operational excellence today while investing in long-term resilience.

Major 2025 projects included:

- **North Carolina: PFAS Treatment at Scale —** Deployed over 50 treatment facilities across community well-based systems, delivering comprehensive water quality protection for thousands of families while meeting new EPA standards.

- **New Jersey: Getting the Lead Out —** Accelerated lead service line replacements in Phillipsburg and Blackwood, investing $35 million since 2022 to replace more than 2,100 lines at no cost to customers — exceeding state compliance timelines while protecting public health.

- **Pennsylvania: Natural Gas Pipeline Modernization —** Replaced 307 miles of aged pipelines to improve safety and reduce methane emissions, supporting reliable energy delivery while advancing environmental responsibility.

▼ Aqua New Jersey gets the lead out





Excellence Through Innovation

Our commitment to operational excellence extends to how we leverage technology. Smart meters, advanced monitoring systems, and AI-powered tools enable our teams to serve customers more safely, efficiently, and proactively.



100,000 NATURAL GAS SMART METERS INSTALLED

Our gas segment reached a major milestone in 2025, installing its 100,000th Intelis smart meter. These advanced meters give customers real-time usage data and early leak detection, protecting homes and reducing environmental impact through rapid response to system abnormalities.

> **The enhanced capabilities of the Intelis meters allow us to improve customer service and safety. These meters provide advanced sensing and automatic valve closure in the event of high pressure, high flow, or high temperature — adding an extra layer of protection for our customers."**
>
> **— Ron King, Vice President of Gas Operations, Peoples Natural Gas**

ADVANCED SCADA SYSTEMS

Our expanded SCADA systems provide operators with 24/7 real-time monitoring of water quality and system performance. Predictive analytics enable our teams to prevent issues before they impact service — supporting proactive maintenance, rapid emergency response, and consistent reliability.

AI-ENHANCED REGULATORY PROCESS

Artificial intelligence is streamlining rate case preparation, automating data-intensive analysis and allowing regulatory teams to focus on strategic work that directly improves customer service and operational performance.



Protecting What Matters Most

At Essential, protecting employees, customers, and communities is how we operate every day.

From safety protocols that prevent incidents to water quality monitoring that exceeds regulatory standards, our commitment to protection drives measurable performance across every service territory.

Safety First, Always

Safety isn't a program — it's a value embedded in every operation. Our teams work in complex environments where disciplined execution protects lives.

Water Quality Excellence

Our water operations consistently outperform national benchmarks for water quality compliance — a track record built on decades of operational discipline and proactive monitoring.

Our commitment to water quality is supported by our state-of-the-art Environmental Laboratory in Bryn Mawr, Pennsylvania — one of the few utility-operated, certified, and accredited labs in the state. The facility operates 24/7, conducting over 90,000 tests annually across more than 240 water quality parameters. With advanced capabilities to detect contaminants in the parts per trillion range, our team of chemists and microbiologists ensures water quality meets and often exceeds state and federal regulations, protecting public health for millions of people.

SAFETY PERFORMANCE


15%
Reduction in safety incidents year over year


12.8%
Reduction in responsible vehicle accidents year over year

COMPLIANCE


99.91%
Water compliance


97.07%
Wastewater compliance

LEADING THE FIGHT AGAINST PFAS

PFAS contamination threatens drinking water nationwide. We're responding with proactive investment and innovative treatment solutions:

- Deployed over 50 advanced treatment systems across North Carolina and Pennsylvania
- Secured millions in state funding to mitigate customer rate impacts
- Introduced high-tech robotic monitoring systems for real-time water quality protection



RESTEK
RESTEK
KIMTECH

◂ Water Quality Robot

▾ Aqua North Carolina team cuts ribbon on new PFAS treatment facility

AQUA
AQUA
AQUA

ELIMINATING LEAD EXPOSURE

Lead contamination poses serious health risks. In 2025, we launched or continued major lead service line replacement programs across multiple states — all at no cost to property owners. These initiatives reflect our proactive approach to infrastructure renewal and customer safety.



Pennsylvania
1,356 lines replaced



New Jersey
$12.4M program in Phillipsburg and Blackwood



Ohio
$4.8M multi-year program in Struthers replacing 542 lines

Award-Winning Environmental Leadership

Our commitment to environmental stewardship continues to earn national recognition. These honors reflect measurable progress toward our sustainability commitments.







AMERICA'S MOST RESPONSIBLE COMPANIES 2026 Newsweek statista

USA TODAY AMERICA'S CLIMATE LEADERS 2025 statista

Essential
Beaver Falls Carnegie Free Library

A First-of-its-Kind Partnership

Aqua Pennsylvania's acquisition of the City of Beaver Falls wastewater system created the first shared services territory where Beaver County customers are served by both Aqua and Peoples — uniquely positioning Essential to deliver integrated wastewater and natural gas service.

This milestone includes:

- $10 million committed to infrastructure improvements over the next decade
- $1.25 million in community investments supporting the Beaver Falls Fire Department and Carnegie Free Library
- A new model for how utilities can serve communities more effectively

Rooted in Every Community We Serve



Excellence extends beyond operations — it's about trust, compassion, and showing up for the communities and customers who depend on us.



SOMETIMES WE ALL NEED A HAND.

PEOPLES IS HERE TO HELP WITH YOUR NATURAL GAS BILLS.
GET STARTED TODAY.

PEOPLES
An Essential Utilities Company

Supporting Customers in Times of Need

Access to water, wastewater, and natural gas is essential to daily life. Our Customer Assistance Programs provide income-based discounts and flexible payment plans to ensure everyone can access these vital resources.

In 2025, Aqua Illinois launched its Customer Assistance Program, offering eligible customers discounts on their water and wastewater bills. Across our service territories, more than 10,000 customers received assistance through our CAP programs, helping families navigate financial challenges with dignity and support.

These programs reflect who we are — neighbors helping neighbors, building lasting trust, and ensuring no one faces these challenges alone.



Lots of things in life can make us feel uneasy.
Your water bill shouldn't be one of them.

Aqua's Customer Assistance Programs can help.

GET STARTED



AQUA
An Essential Utilities Company

Need a hand with your monthly water bill?

Aqua Illinois' Customer Assistance Program is here to offer a helping hand through monthly discounts for qualifying customers.



Essential earned recognition on the 2025 Civic 50 Greater Philadelphia list — honoring the region's most community-minded companies. This achievement reflects what our employees demonstrate every day: when we show up with excellence, accountability, and care, we build trust that lasts for generations.



Investing Where It Matters

Through the Essential Foundation, we invested more than $7 million in 2025 to improve lives, protect the environment, and strengthen communities across our nine-state footprint.



FALL FOR FOOD BANKS

- $520,000+ donated
- 285 employee volunteers
- 1,000+ volunteer hours
- 55,000+ people fed
- 75 hunger-relief organizations supported



ESSENTIAL EARTH DAY

- $1.2M donated to environmental projects and STEM education
- 450 employee volunteers
- 1,500 volunteer hours
- 11,000+ trees planted



UNITED WAY CAMPAIGN

- $755,000+ raised
- 61% employee participation
- 480 organizations supported

Positioned For Tomorrow



For over 140 years, our mission has remained constant: safely and reliably delivering Earth's most essential resources to the communities we serve.

The operational excellence, infrastructure investments, and culture of accountability demonstrated throughout this report don't just reflect our past — they position us for a future where that mission reaches even more people. Our disciplined approach to capital deployment, technology adoption, and strategic growth creates a foundation to serve more customers, strengthen more communities, and deliver long-term value for generations to come.



Building Scale Through Strategic Growth

Excellence in operations creates opportunities for growth. In 2025, our proven track record of operational performance and regulatory credibility positioned us to expand our service footprint and strengthen communities:

EXPANDING OUR REACH

- Acquired 3 water and wastewater systems serving 10,300 customers

- Appointed receiver for multiple systems by state regulators — trusted to stabilize operations and protect public health

- Expanded natural gas distribution in Kentucky, bringing reliable energy to new communities

- Created the first shared services territory in Beaver Falls, where customers benefit from both our water and gas expertise



AQUA

Technology Driving Customer Experience and Efficiency

ENHANCED DIGITAL EXPERIENCE

The improved Aqua ePortal and mobile app give customers control of their water service — anytime, anywhere. Customers can pay bills, track daily water usage, identify potential leaks early, and manage service requests in minutes without a phone call. By empowering customers to handle routine tasks online, the platform reduces call center volume and allows our teams to focus on complex customer needs. This digital transformation demonstrates how technology enables us to serve customers better while strengthening operational performance across our growing service footprint.





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INNOVATION IN ACTION

In Texas, we deployed Advanced Metering Infrastructure in the Wimberley Valley, allowing water customers to track usage in near-real-time and set alerts to identify potential leaks — promoting conservation and reducing water loss.



Excellence Starts With People

The operational excellence, safety performance, and infrastructure investments highlighted throughout this report share one common driver: our people.

Every day, more than 3,300 employees across nine states execute with discipline, solve problems proactively, and hold themselves accountable to the highest standards. This culture of excellence is built through intentional leadership, continuous development, and a shared commitment to serving our communities.

Building a Culture of Excellence

A true culture of excellence demands systems that develop people and reinforce standards. Our Office of Continuous Improvement empowers employees at every level to identify improvements and share best practices.

In 2025, we trained nearly 300 employees in problem-solving methodologies that build accountability and ownership. Employees now have the tools to identify inefficiencies, propose solutions, and drive implementation — transforming how we work and reinforcing our commitment to continuous improvement across every operation.





FIVE YEARS, ONE TEAM

2025 marked five years since Aqua and Peoples Natural Gas came together as Essential Utilities. Employees across all nine states celebrated this milestone, and the integrated culture of excellence we've built together.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report (the "Annual Report") are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are made based upon, among other things, our current assumptions, expectations, plans, and beliefs concerning future events and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "estimates", "anticipates," "plans," "future," "potential," "probably," "predictions," "intends," "will," "continue," "in the event" or the negative of such terms or similar expressions.

Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

- our ability to operate our business successfully while the closing of our proposed merger with American Water Works Company, Inc. is pending, including operating within the restrictions imposed on our business by the merger agreement and retaining key business partners and management personnel;
- the success in the closing of, and the profitability of our proposed merger with American Water Works Company, Inc. and any future acquisitions;
- changes in general economic, political, business, credit, and financial market conditions and interest rates;
- our ability to control operating expenses, achieve operating efficiencies, support programs that promote affordability of our services, and manage the expansion of our business;
- changes in environmental conditions, including the effects of climate change;
- our ability to integrate and otherwise realize all of the anticipated benefits of businesses, technologies or services which we may acquire;
- the decisions of governmental and regulatory bodies, including decisions on regulatory filings, such as rate increase requests and decisions regarding potential acquisitions;
- our ability to file rate cases on a timely basis to minimize regulatory lag;
- the impact of inflation on our business and on our customers and potential opposition to rate increases;
- abnormal weather conditions and natural disasters, including those that result in water use restrictions or reduced or elevated natural gas consumption;
- the seasonality of our business;
- our ability to source, treat, and supply water, including in times of drought, or collect and treat wastewater;
- our ability to source sufficient natural gas to meet customer demand in a timely manner;
- the continuous and reliable operation of our information technology systems, including the impact of cybersecurity attacks or other cyber-related events, and risks associated with new systems implementation or integration;
- impacts from public health threats, including on consumption, usage, supply chain, and collections;
- changes in governmental laws, regulations and policies, including those dealing with taxation, the environment, health and water quality, data and consumer privacy, and public utility regulation;
- the extent to which we are able to develop and market new and improved services;
- the effect of the loss of major customers;
- our ability to retain the services of key personnel and to hire qualified personnel as we expand;

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

- labor disputes;
- increasing difficulties in obtaining insurance and increased cost of insurance;
- cost overruns relating to improvements to, or the expansion of, our operations;
- inflation and potential impact of new or sustained changes to tariffs on the availability and costs of goods and services;
- the effect of natural gas price volatility, including the potential impact of high commodity prices on usage or rate case outcomes;
- civil disturbance or terroristic threats or acts;
- changes to the rules or our assumptions underlying our determination of what qualifies for an income tax deduction for qualifying utility asset improvements;
- changes in, or unanticipated, capital requirements;
- changes in our credit rating or outlook of credit rating agencies with respect to our Company and subsidiaries, or the market price of our Common Stock;
- changes in valuation of strategic ventures;
- changes in accounting pronouncements;
- litigation and claims;
- restrictions on our subsidiaries' ability to make dividend payments and other distributions; and
- in addition to the foregoing, various risks and other uncertainties associated with the Company's merger agreement with American Water Works Company, Inc.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results, performance and achievements may be materially different from what we expect. These forward-looking statements represent assumptions, expectations, plans, and beliefs only as of the date of this Annual Report. Except for our ongoing obligations to disclose certain information under the federal securities laws, we are not obligated, and assume no obligation, to update these forward-looking statements, even though our situation may change in the future. For further information or other factors which could affect our financial results and such forward-looking statements, see Item 1A – Risk Factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

OVERVIEW

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and accompanying Notes included in this Annual Report. This discussion contains forward-looking statements that are based on management's current expectations, estimates, and projections about our business, operations, and financial performance. All dollar amounts are in thousands of dollars, except per share amounts.

The Company

Essential Utilities, Inc., (Essential Utilities, the Company, we, us, or our), a Pennsylvania corporation, is the holding company for regulated utilities providing water, wastewater, or natural gas services to an estimated 5.5 million people in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries, Aqua Pennsylvania, Inc. (Aqua Pennsylvania), provides water or wastewater services to approximately one-half of the total number of water or wastewater customers we serve. These customers are located in the suburban areas in counties north and west of the City of Philadelphia and in 28 other counties in Pennsylvania. Our other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 747,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. Lastly, the Company's market-based activities are conducted through Aqua Resources, Inc. and certain other non-regulated subsidiaries of Peoples. Aqua Resources offers, through a third-party, water and sewer service line protection solutions and repair services to households. Other non-regulated subsidiaries of Peoples provide utility service line protection services to households and operate gas marketing and production businesses.

Recent Developments

Execution of Agreement and Plan of Merger with American Water

On October 26, 2025, American Water Works Company, Inc. ("American Water"), Alpha Merger Sub, Inc., a direct wholly owned subsidiary of American Water ("Merger Sub"), and the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of American Water.   Subject to the terms and conditions of the Merger Agreement, at the time at which the Merger becomes effective (the "Effective Time"), each share of the Company's common stock, par value $0.50 per share ("Essential Common Stock"), issued and outstanding immediately prior to the Effective Time, other than any shares of Essential Common Stock owned by American Water or Merger Sub or by the Company as treasury stock (in each case, other than restricted shares), will be converted into the right to receive 0.305 shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of American Water ("American Water Common Stock") (the aggregate number of such shares of American Water Common Stock to be issued in the Merger). On February 10, 2026, at the respective special shareholder meetings of the Company and American Water, each company's shareholders approved the merger-related proposals, satisfying certain of the conditions to closing.

Consummation of the Merger is subject to certain remaining customary conditions, including the receipt of certain governmental approvals, including (a) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (b) the approval of certain public utility commissions, in each case on such terms and conditions that would not, individually or in the aggregate, result in a "Burdensome Effect" (as defined in the Merger Agreement). There can be no guarantee that all of the remaining closing conditions and approvals will be satisfied, and the failure to complete the proposed Merger on a timely basis or at all may adversely affect the Company's financial condition and results of operations. The Company currently estimates that the closing of the proposed Merger will occur by the end of the first quarter of 2027.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

The Merger Agreement provides that American Water will retain its current name, maintain its headquarters and principal corporate office in Camden, New Jersey, and maintain substantial operations in Pennsylvania.

Macroeconomic Factors

Our business is subject to various economic factors that affect our customers and our industry. The recent changes in government fiscal policies and regulations introduced by the new administration have resulted in heightened uncertainty for businesses and consumers, as well as volatility in financial markets. We will continue to evaluate the evolving macroeconomic environment, including those impacts resulting from the recent imposition, or proposed imposition, of tariffs and potential changes to environmental regulations, and to take action to mitigate the impact on our business, consolidated results of operations, and financial condition. Timely and adequate rate relief is important to our continued profitability and in providing a fair return to our shareholders. We continue to pursue enhancements to our regulatory practices to facilitate the efficient recovery of the increased cost of providing services and infrastructure improvements in our rates and mitigate the inherent regulatory lag associated with traditional rate making processes.

Convertible Note Purchase Agreement

On August 27, 2025, the Company, through its wholly owned subsidiary, Aqua Infrastructure, entered into a convertible promissory note purchase agreement with IEP Hummingbird Energy LLC ("IEP") whereby the Company agreed to purchase convertible notes ("Convertible Note Investment") in the aggregate principal amount of $26,000 through January 2026. IEP, a subsidiary of International Electric Power III, LLC, shall use the proceeds for the development of a gas-fired plant to power a data center being developed Greene County, PA (the "Project"). The Convertible Note Investment bears zero interest, includes a fixed $16,500 loan fee concurrently payable to the Company at maturity with the principal amount of the notes on September 30, 2026, and contains conversion rights into equity at any time on or after maturity or upon certain triggering events, such as a project financial closing or equity financing, as defined in the agreement. The agreement also grants the Company the right of first refusal to certain water and gas business opportunities and additional equity kickers upon the occurrence of a financing event or change of control. As of December 31, 2025, the fair value of the Convertible Note receivable amounts to $25,125.

Due to a change in Project scope to focus on grid provided power, on January 20, 2026, the Company received $20,000, representing the reimbursement of the deposit paid to the gas turbine manufacturer. The Company continues to be an investor in the Project via its remaining convertible notes holdings and continues to have a right of first refusal to certain water and gas business opportunities. The Company's involvement in this Project underscores its commitment to innovation, sustainability, and regional economic development. As of December 31, 2025, $20,000 of the Convertible Note Investment is presented within Prepayments and other current assets, and the remaining $5,125 is classified as a long-term asset in the accompanying consolidated balance sheets.

Multi-District Litigation Class Action Settlement

A number of the Company's water and wastewater subsidiaries are parties to a multi-district litigation (the "MDL") lawsuit in the United States District Court for the District of South Carolina against manufacturers of certain per- and polyfluoroalkyl substances or compounds ("PFAS") for damages, contribution and reimbursement of costs incurred and continuing to be incurred to address the presence of such PFAS in public water supply systems. One such suit to which the Company is a party is a multi-district litigation (the "MDL") lawsuit which commenced on December 7, 2018, in the United States District Court for the District of South Carolina. Several defendants in such lawsuit have agreed to settle. During the second half of 2025, the Company received a portion of the settlement payments from 3M and DuPont totaling $46,166, net of legal fees and administrative costs. The Company recorded $84 as a credit to claims expense and $9,739 of the proceeds allocated to its North Carolina and Virginia water and wastewater subsidiaries as a regulatory liability, pursuant to regulatory orders issued by the public utility commissions from such states regarding the treatment of PFAS settlement costs. The remaining proceeds that were allocated to the Company's other water and wastewater subsidiaries totaling $36,343 were recorded within

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Deferred Credits and Other Non-current liabilities in the accompanying consolidated balance sheets, pending recommendation or order from the respective public utility commissions on treatment of the amounts. The Company anticipates receiving additional settlement payments from the MDL lawsuit defendants over the next ten years.

Captive Insurance Subsidiary
The Company expects insurance and claims expenses to continue to be volatile over the long term. In order to mitigate a portion of increased insurance costs, on October 1, 2025, the Company established a wholly-owned captive insurance company, Utility Insurance LLC, incorporated in the State of Utah, whose principal activity at this time is to provide insurance and reinsurance coverage for a portion of the Company's general liability, property, workers compensation, auto liability, cyber, and management liability risks.

Economic Regulation

Most of our utility operations are subject to regulation by their respective state utility commissions, which have broad administrative power and authority to regulate billing rates, determine franchise areas and conditions of service, approve acquisitions, and authorize the issuance of securities. The utility commissions also generally establish uniform systems of accounts and approve the terms of contracts with affiliates and customers, business combinations with other utility systems, and loans and other financings. The policies of the utility commissions often differ from state to state and may change over time. A small number of our operations are subject to rate regulation by county or city government. Over time, the regulatory party in a particular state may change. The profitability of our utility operations is influenced to a great extent by the timeliness and adequacy of rate allowances in the various states in which we operate. One consideration we may undertake in evaluating on which states to focus our growth and investment strategy is whether a state provides for consolidated rates, fully-projected test years, a surcharge for replacing and rehabilitating infrastructure, fair value treatment of acquired utility systems, and other regulatory policies that promote infrastructure investment and efficiency in processing rate cases.

The mission of the regulated utility industry is to provide quality and reliable utility service at reasonable rates to customers, while earning a fair return for shareholders. We strive to achieve the industry's mission by effective planning, efficient investments, and productive use of our resources. We maintain a rate case management capability to pursue timely and adequate returns on the capital investments that we make in improving our distribution system, treatment plants, information technology systems, and other infrastructure. This capital investment creates assets that are used and useful in providing utility service and is commonly referred to as rate base. In pursuing our rate case strategy, we consider the amount of net utility plant additions and replacements made since the previous rate decision, the changes in the cost of capital, changes in our capital structure, and changes in operating and other costs. Based on these assessments, our utility operations periodically file rate increase requests with their respective state utility commissions or local regulatory authorities. In general, as a regulated enterprise, our utility rates are established to provide full recovery of utility operating costs, taxes, interest on debt used to finance capital investments, and a return on equity used to finance capital investments. There may be a regulatory lag between the time when operating costs increases, customer usage changes, and capital investments occur and when those items are incorporated into rates. On occasion, our regulated utility companies may enter into rate settlement agreements, which require us to wait for a period of time to file the next base rate increase request.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Presented below are some of the approved constructive regulatory practices that are available in the states in which we operate:

Regulatory Mechanism	States Allowed
Consolidated Tariff [a]	IL, IN, KY, NC, NJ, OH, PA, TX, VA
Future or Fully Projected Test Year [b]	IL, IN, KY, NC, OH, PA, TX, VA
Infrastructure Surcharge Mechanism [c]	IL, IN, KY, NC, NJ, OH, PA, TX, VA
Purchased Gas Riders [d]	KY, PA
Revenue Stability Mechanism [e]	KY, PA, IL
Deferred Accounting [f]	IL, IN, KY, NC, NJ, OH, PA, TX, VA

[a] Our water and wastewater operations are comprised of 37 rate divisions, and our natural gas operations are comprised of two rate divisions. Each of our utility rate divisions requires a separate rate filing for the evaluation of the cost of service and recovery of investments in connection with the establishment of tariff rates for that rate division. When feasible and beneficial to our utility customers, we have sought approval from the applicable state utility commission to consolidate rate divisions to achieve a more even distribution of costs over a larger customer base. All of the states in which we operate permit us to file a revenue requirement for some form of consolidated rates for all, or some, of the rate divisions in that state.

[b] Most of the states in which we operate allow us to use a future or fully projected test year in our rate filings, which allows current or projected revenues, expenses and capital investments to be collected on a more timely basis. In some cases, interim rate relief is allowed in the event of regulatory lag. Some states also permit our subsidiaries to use a surcharge or credit on their bills to reflect allowable changes in costs, such as changes in state tax rates, other taxes, and purchased water costs, until such time as the new costs are fully incorporated in base rates.

[c] Each of the states in which we operate water, wastewater, and natural gas utilities, permit us to add an infrastructure rehabilitation surcharge to their respective bills, between rate cases, to offset the additional depreciation and capital costs associated with capital expenditures related to replacing and rehabilitating infrastructure systems.

[d] Our natural gas utility business is affected by the cost of natural gas, and we are able to generally pass the cost of gas to our customers without markup under purchased gas cost adjustment mechanisms; consequently, increases in the cost of gas are offset by a corresponding increase in revenues.

[e] The natural gas utility business is subject to seasonal fluctuations with the peak usage period occurring in the heating season, which generally runs from October to March. We have in place a weather-normalization adjustment (WNA) mechanism for our natural gas customers served in Kentucky, and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's results for its residential and small commercial natural gas customers. This regulatory mechanism reduces the delivery charge component of customers' bills for the additional volumes used when actual heating degree days (HDDs) exceed normalized HDDs and increases the delivery charge component of customers' bills for the reduced volumes when actual HDDs are less than normal HDDs. For a given day, the number of HDDs is calculated by subtracting the average of the high and low temperatures for the day from 65 degrees Fahrenheit. Normal HDDs are established through rate proceedings in each of our jurisdictions.

In Illinois, our operating subsidiary has a revenue stability mechanism which allows us to recognize state PUC-authorized revenue for a period which is not based upon the volume of water sold during that period, thereby reducing the impact of weather and consumption variability.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

[f] We are permitted to apply for deferred cost accounting treatment and set up a regulatory asset for future recovery of certain costs until the next base rate case.

Timely and adequate rate relief is important to our continued profitability and in providing a fair return to our shareholders. We continue to pursue enhancements to our regulatory practices to facilitate the efficient recovery of the increased cost of providing services and infrastructure improvements in our rates and mitigate the inherent regulatory lag associated with traditional rate making processes.

Presented in the table below are annualized incremental revenues by state, assuming a constant sales volume and customer count, resulting from base rate case authorizations that became effective in 2025:

State	Segment	Effective Date	Annualized Revenue Increase
Ohio	Wastewater	7/1/2025	$ 550
Kentucky	Natural Gas	7/1/2025	7,700
Pennsylvania	Water	2/22/2025	58,400
	Wastewater	2/22/2025	14,600
North Carolina*	Water	1/1/2025	2,821
	Wastewater	1/1/2025	1,310
Ohio**	Water	1/1/2025	1,690
Total Base Rate Case Authorizations in 2025			**$ 87,071**

Base rate case - step increase for Year 3
** Consists of 2 locally negotiated rate filings*

Our operating subsidiaries received rate increases representing estimated annualized revenues of $87,071 in 2025 resulting from eight base rate decisions, $118,242 in 2024 resulting from twelve base rate decisions, and $28,426 in 2023 resulting from seven base rate decisions. Annualized revenues in aggregate from all of the rate increases realized in the year of grant were $72,790 in 2025, $34,832 in 2024, and $10,109 in 2023. Refer to Note 18 – *Rate Activity* in this Annual Report for further information.

Growth Through Acquisitions and Capital Investment

The Company continues to focus on rate base growth opportunities to create a resilient and sustainable future. This is achieved through (i) acquisitions to expand the Company's service areas and increase customers, and (ii) delivering on its environmental reliability commitments through continued investment in replacing aging infrastructure, contaminant mitigation, and emissions reductions, among others.

Acquisitions
Part of our strategy to meet the industry challenges is to actively explore opportunities to expand our utility operations through acquisitions of water, wastewater, and other utilities either in areas adjacent to our existing service areas or in new service areas, and to explore acquiring market-based businesses that are complementary to our regulated utility operations. To complement our growth strategy, we routinely evaluate the operating performance of our individual utility systems, and in instances where limited economic growth opportunities exist or where we are unable to achieve favorable operating results or a return on equity that we consider acceptable, we will seek to sell the utility system and reinvest the proceeds in other utility systems. Consistent with this strategy, we are focusing our acquisitions and resources in states where we have critical mass of operations in an effort to achieve economies of scale and increased efficiency. Our growth-through-acquisition strategy allows us to operate more efficiently by sharing operating expenses over more utility customers and provides new locations for future earnings growth through capital investment. Another element of our growth strategy is the consideration of opportunities to expand by acquiring other utilities, including those that may be in a new state if they provide promising economic growth opportunities and a return on equity that we consider acceptable. Our ability to successfully execute this strategy historically and to meet the industry challenges has largely been due to our core

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

competencies, financial position, and our qualified and trained workforce, which we strive to retain by treating employees fairly and providing our employees with development and growth opportunities.

During 2025, we completed three acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represent 12,736 new customers.   During 2024, we completed two acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represent 9,391 new customers.   During 2023, we completed seven acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 19,659 new customers.

As of December 31, 2025, the Company has four signed purchase agreements for additional water and wastewater systems that are expected to serve approximately 203,000 equivalent retail customers or equivalent dwelling units and total approximately $300,000 in purchase price in two of our existing states. This includes the Company's agreement to acquire the Delaware County Regional Water Quality Control Authority (DELCORA) for $276,000. DELCORA, a Pennsylvania sewer authority, serves approximately 198,000 equivalent dwelling units in the Philadelphia suburbs. Refer to Note 2 – *Water and Wastewater Utility Acquisitions* in this Annual Report for further discussion.

As of December 31, 2025, the pipeline of potential water and wastewater municipal acquisitions the company is actively pursuing represents approximately 400,000 total customers or equivalent dwelling units. The Company remains on track to, over the long term, annually increase customers between 2% and 3% through acquisitions and organic customer growth.

Capital Investment
In 2025, the Company invested $1,429,980 to improve its regulated water and natural gas infrastructure systems and to enhance customer service across its operations. From 2026 through 2030, the company plans to invest approximately $8,700,000 to improve water and natural gas systems and better serve customers through improved information technology. The Company's investments include addressing PFAS with at least $450,000 in capital projects, replacing and expanding its water and wastewater utility infrastructure, and replacing and upgrading its natural gas utility infrastructure, with the latter leading to significant reductions in methane emissions that occur in aged gas pipes. The capital investments made to rehabilitate and expand the infrastructure of the communities the Company serves are critical to its mission of safely and reliably delivering Earth's most essential resources.

Rate Base Growth
Since 2021, the Company's combined rate base grew by 40%. The Company expects its regulated water and natural gas rate bases to grow at compound annual rates of around 6% and 11%, respectively, through 2029.   The combined rate base is expected to grow at a compound annual rate of 8% through 2029.

As of December 31, 2025, the Company's rate base is estimated to be $12,400,000, which is comprised of:

- $7,800,000 in the Regulated Water segment; and
- $4,600,000 in the Regulated Natural Gas segment.

As of December 31, 2025, the regulatory status of the Company's rate base is estimated to be as follows:

- $11,200,000 filed with respective state utility commissions or local regulatory authorities; and
- $1,200,000 not yet filed with respective state utility commissions or local regulatory authorities.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

RESULTS OF OPERATIONS

Consolidated financial and operational highlights for the years ended December 31, 2025, 2024, and 2023 are presented below. For discussion of our results of operations and cash flows for 2024 compared with 2023, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025.

Years ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Operating revenues:					
Regulated water segment	$ 1,326,629	$ 1,221,880	$ 1,153,376	$ 104,749	$ 68,504
Regulated natural gas segment	1,117,875	842,991	863,759	274,884	(20,768)
Other and eliminations	30,111	21,242	36,689	8,869	(15,447)
Consolidated operating revenues	$ 2,474,615	$ 2,086,113	$ 2,053,824	$ 388,502	$ 32,289
Operations and maintenance expense	$ 639,604	$ 587,250	$ 575,518	$ 52,354	$ 11,732
Net income	$ 616,369	$ 595,314	$ 498,226	$ 21,055	$ 97,088
Capital expenditures	$ 1,429,980	$ 1,329,747	$ 1,199,103	$ 100,233	$ 130,644
Operating Statistics					
Selected operating results as a percentage of operating revenues:					
Operations and maintenance	25.8%	28.2%	28.0%	-2.4%	0.2%
Depreciation and amortization	16.9%	17.7%	16.7%	-0.8%	1.0%
Taxes other than income taxes	3.7%	4.5%	4.4%	-0.8%	0.1%
Interest expense, net of interest income	13.2%	14.3%	13.6%	-1.1%	0.7%
Net income	24.9%	28.5%	24.3%	-3.6%	4.2%
Return on Essential Utilities stockholders' equity	9.0%	9.6%	8.4%	-0.6%	1.2%
Ratio of capital expenditures to depreciation expense	3.5	3.7	3.5	-0.2	0.2
Effective tax rate	0.6%	(3.8%)	(15.4%)	4.4%	11.6%

Consolidated Results of Operations Comparison for 2025 and 2024

Operating revenues - Operating revenues increased by $388,502 or 18.6% for the year ended December 31, 2025 compared to the year ended December 31, 2024. Revenues from our Regulated Water segment increased by $104,749, Regulated Natural Gas segment revenues increased by $274,884 and Other business segment revenues increased by $8,869. A detailed discussion of the factors contributing to the changes in segment operating revenues is included below under the section, Segment Results of Operations.

Our Other business segment revenues consist of market-based revenues at Aqua Resources and our non-regulated natural gas operations amounting to $30,111 in 2025, $21,242 in 2024, and $36,689 in 2023. The increase in Other business segment revenues in 2025 compared to 2024 is primarily due to higher revenues from our non-regulated natural gas operations as a result of higher average gas prices and higher gas usage in the current period as compared to the prior period.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Operating expenses - Operations and maintenance expenses increased in 2025, as compared to 2024, by $52,354 or 8.9%, primarily due to:

- an increase in employee related costs of $26,886, primarily due to merit increases, higher incentive compensation, and higher healthcare costs, offset by lower pension cost;
- an increase in customer assistance surcharges of $17,457 in our Regulated Natural Gas segment, which generally has offsetting amounts in revenues; refer to customer assistance surcharge discussion below for further information;
- pre-Merger expenses of $17,042;
- an increase in production costs for water and wastewater operations of $8,489, primarily due to higher power, chemicals, and purchased water costs;
- an increase in legal expenses of $2,984;
- additional operating costs of a higher customer base associated with acquired and pending acquisitions of water and wastewater utility systems of $1,734; and
- an increase in bad debt expense of $361, which is net of a favorable regulatory asset adjustment of $5,889 in our Regulated Water segment in the first quarter of 2025; offset by
- an increase in capitalization in our Regulated Natural Gas segment of $9,812 in the current period as compared to the prior period due to higher capital spend and increasing pool of eligible capitalizable costs;
- a decrease in insurance expense of $8,392 primarily due to an insurance recovery of $5,602 during the first quarter of 2025 for a portion of expenses incurred by the Company associated with remediating an advisory for some of our Illinois water utility customers; and
- a decrease in materials and supplies of $1,377.

Purchased gas increased by $126,808 or 45.8% in 2025 compared to 2024. Purchased gas represents the cost of gas sold by Peoples for the regulated and non-regulated gas business and has a corresponding offset in revenue. This expense increased for the regulated natural gas business and non-regulated business by $117,585 and $9,223, respectively. The increase in 2025 is the result of the impact of higher average cost of gas of $76,944 and higher gas usage of $50,250 due to colder weather conditions, offset by decrease of $386 from the sale of our three non-utility local microgrid and distributed energy projects in January 2024.

Depreciation and amortization expense increased by $47,919 or 13.0%, in 2025 over 2024, principally due to continued capital expenditures to expand and improve our utility facilities, our acquisitions of new utility systems, the implementation of new depreciation rates, and higher regulatory asset amortizations.

Taxes other than income taxes decreased by $1,862 or 2.0% in 2025 as compared to 2024 largely due to a favorable adjustment on sales and use tax accruals of our Regulated Natural Gas segment as a result of the closure of a sales and use tax audit during the second quarter of 2025.

Other expense, net - Interest expense, net of interest income, increased by $10,677 in our Regulated Water segment and by $14,085 for our Regulated Natural Gas segment. Refer to Segment Results of Operations below for further details. Interest expense, net of interest income, in Other relates to our corporate operations, and this increased by $3,467. The weighted average cost of fixed rate long-term debt was 4.10% at December 31, 2025 and 4.03% at December 31, 2024. The weighted average cost of fixed and variable rate long-term debt was 4.09% at December 31, 2025 and 4.14% at December 31, 2024.

Allowance for funds used during construction (AFUDC) was $26,253 in 2025 and $21,310 in 2024, and varies as a result of changes in the average balance of utility plant construction work in progress, to which AFUDC is applied, changes in the AFUDC rate which is based predominantly on short-term interest rates, changes in the balance of short term-debt, and changes in the amount of AFUDC related to equity. The increase in 2025 is primarily due to an increase in the average balance of utility plant construction work in progress, to which AFUDC is applied. The amount of AFUDC related to equity was $18,278 in 2025 and $13,938 in 2024.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Gain on sale of other assets totaled $1,325 in 2025 and $92,224 in 2024. During the first quarter of 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects and recognized a gain of $91,236.

Other, net was expense of $1,337 in 2025 and income of $1,425 in 2024, and largely consists of the non-service cost component of our net benefit cost for our pension and post-retirement benefits and unrealized gains and losses on investments associated with our non-qualified pension plan. The change is primarily due to the increase in the pension and post-retirement benefit non-service cost component of net periodic benefit expense in 2025 in our Regulated Water segment.

Provision for income tax - Our effective income tax rate was an expense of 0.6% in 2025, compared to a benefit of 3.8% in 2024. The increase in the income tax expense in 2025 is attributed to the decreases in both the state tax benefit and amortization of tax repairs surcredit in the Regulated Natural Gas segment based on a rate order received in September 2024, offset in part by the release of $22,575 of income tax reserve regulatory liability in the Regulated Water segment based on the rate order received by Aqua Pennsylvania in February 2025.

Net income -

	Years ended December 31,		
	2025	2024	2023
Operating income	$ 920,951	$ 757,668	$ 692,097
Net income	$ 616,369	$ 595,314	$ 498,226
Diluted net income per share	$ 2.20	$ 2.17	$ 1.86

The changes in diluted net income per share in 2025 over the previous year were due to the aforementioned changes.

Although we have experienced increased income in the recent past, continued adequate rate increases reflecting increased operating costs and new capital improvements are important to the future realization of improved profitability.

Segment Results of Operations Comparison for 2025 and 2024

We have identified eleven operating segments, and we have two reportable segments based on the following:

- Eight segments are composed of our water and wastewater regulated utility operations in the eight states where we provide these services. These operating segments are aggregated into one reportable segment, Regulated Water, since each of these operating segments has the following similarities: economic characteristics, nature of services, production processes, customers, water distribution and/or wastewater collection methods, and the nature of the regulatory environment.

- Our Regulated Natural Gas segment is composed of natural gas utility companies that provide natural gas distribution services in two states – Pennsylvania and Kentucky. In October 2023, the Company sold its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale concluded the Company's regulated utility operations in West Virginia.

- Two segments are not quantitatively significant to be reportable and are composed of our non-regulated natural gas operations and Aqua Resources. These segments are included as a component of "Other," in addition to corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

segments, because they would not be recoverable as a cost of utility service, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense.

Regulated Water Segment

The following tables present the selected operating results and customers served for our Regulated Water segment, for the year ended December 31:

	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Sendout (a) (in millions of gallons)					
Pennsylvania	42,778	43,794	42,525	(1,016)	1,269
Ohio	14,342	13,979	13,560	363	419
Illinois	8,996	8,774	8,421	222	353
Texas	8,237	8,038	8,703	199	(665)
North Carolina	5,727	5,809	5,824	(82)	(15)
Other states	6,124	6,705	6,526	(581)	179
Subtotal	86,204	87,099	85,559	(895)	1,540
Elimination	(100)	(94)	(122)	(6)	28
Total sendout by state	86,104	87,005	85,437	(901)	1,568
Utility customers:					
Residential water	869,630	865,028	859,331	4,602	5,697
Commercial water	44,050	43,969	43,853	81	116
Industrial water	1,272	1,275	1,283	(3)	(8)
Other water	20,382	19,774	19,123	608	651
Wastewater	201,269	193,821	190,119	7,448	3,702
Total water and wastewater utility customers	1,136,603	1,123,867	1,113,709	12,736	10,158
Operating revenues:					
Residential water	$ 731,818	$ 662,909	$ 641,351	$ 68,909	$ 21,558
Commercial water	208,617	186,534	180,731	22,083	5,803
Industrial water	41,619	34,831	33,949	6,788	882
Other water	110,535	123,373	92,784	(12,838)	30,589
Wastewater	223,103	199,157	187,462	23,946	11,695
Other utility	10,937	15,076	17,099	(4,139)	(2,023)
Total operating revenues	$ 1,326,629	$ 1,221,880	$ 1,153,376	$ 104,749	$ 68,504
Operating expenses:					
Operations and maintenance expense	$ 405,017	$ 381,088	$ 368,843	$ 23,929	$ 12,245
Depreciation and amortization	$ 257,305	$ 232,338	$ 217,593	$ 24,967	$ 14,745
Taxes other than income taxes	$ 69,058	$ 68,006	$ 62,759	$ 1,052	$ 5,247
Other expense, net	$ 129,671	$ 121,292	$ 105,674	$ 8,379	$ 15,618
Provision for income taxes	$ 54,658	$ 68,851	$ 57,546	$ (14,193)	$ 11,305
Segment net income	$ 410,920	$ 350,305	$ 340,961	$ 60,615	$ 9,344

(a) Sendout represents the quantity of treated water delivered to our distribution systems. We use sendout as an indicator of customer demand.

Operating revenues - The growth in our Regulated Water segment's revenues over the past three years is primarily a result of increases in our water and wastewater rates and our customer base. Water and wastewater rate increases, including infrastructure rehabilitation surcharges, implemented during the past three years have provided additional operating revenues of $108,193 in 2025, $50,639 in 2024, and $57,924 in 2023. The number of customers increased at an annual compound rate of 1.2% over the past three years due to acquisitions and organic growth, adjusted to exclude customers associated with utility system dispositions. Acquisitions in our Regulated Water segment have provided additional water and wastewater revenues of $2,757 in 2025, $4,182 in 2024, and $9,646 in 2023. In 2025, we experienced a decrease in water and wastewater revenues of $8,642 primarily due to a decline in volume consumption due to wetter weather conditions as compared to the prior year.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Our Regulated Water segment also includes operating revenues of $10,937 in 2025, $11,226 in 2024, and $14,863 in 2023, associated with revenues earned primarily from fees received from telecommunication operators that have put cellular antennas on our water towers, fees earned from municipalities for our operation of their water or wastewater treatment services or to perform billing services, and fees earned from developers for accessing our water mains.

Operating expenses - Operations and maintenance expense increased by $23,929 or 6.3% primarily due to the following:

- an increase in production costs for water and wastewater operations of $8,489;
- an increase in employee related costs of $6,286 resulting from merit increases, higher incentive compensation, and higher healthcare costs, offset by lower pension cost;
- an increase in management fees of $5,504;
- an increase in outside services of $5,180; and
- additional operating costs of a higher customer base resulting from acquired water and wastewater utility systems of $1,734; offset by
- a decrease in bad debt expense of $3,014, of which $5,889 relates to a favorable regulatory asset adjustment in the first quarter of 2025.

Depreciation and amortization increased by $24,967 or 10.7% primarily due to continued capital investment to expand and improve our utility facilities, a change in depreciation rates, higher regulatory asset amortizations, and our acquisitions of new utility systems.

Other expense, net – Interest expense, net of interest income, increased by $10,677 or 7.6% primarily due to the increase in average borrowings and increased borrowing costs.

AFUDC increased by $4,092 or 24.5% due to the increase in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Other, net, was expense of $1,038 in 2025 and income of $1,445 in 2024, and largely consists of the non-service cost component of our net benefit cost for pension and post-retirement benefits, and unrealized gains and losses on investments associated with our non-qualified pension plan. The change is primarily due to the increase in the pension and post-retirement benefit non-service cost component of net periodic benefit expense in 2025. The credit arising from the expected return of plan assets assumption was lower in 2025 as compared to 2024.

Provision for income tax – The effective income tax rate for our Regulated Water segment was an expense of 11.7% in 2025, compared to an expense of 16.4% in 2024. The decrease in the effective tax rate is largely attributed to the release of $22,575 of income tax reserve regulatory liability based on the rate order received by Aqua Pennsylvania in February 2025.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Regulated Natural Gas Segment

The following tables present the selected operating results and customers served for our Regulated Natural Gas segment for and as of the year ended December 31:

	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Gas utility customers:					
Residential gas	687,585	685,591	683,811	1,994	1,780
Commercial gas	59,269	59,296	59,384	(27)	(88)
Industrial gas	556	552	551	4	1
Total gas utility customers	747,410	745,439	743,746	1,971	1,693
Delivered volumes - retail and transportation (thousand cubic feet)					
Residential gas	59,727,496	50,669,829	51,698,440	9,057,667	(1,028,611)
Commercial gas	37,394,077	33,641,589	33,151,308	3,752,488	490,281
Industrial gas	50,596,548	47,959,164	48,323,846	2,637,384	(364,682)
Total delivered volumes	147,718,121	132,270,582	133,173,594	15,447,539	(903,012)
Heating Degree Days (a)	5,380	4,288	4,558	1,092	(270)
Average Heating Degree Days (b)	5,341	5,240	5,427	101	(187)

	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Operating revenues:					
Residential gas	$ 708,049	$ 504,426	$ 519,406	$ 203,623	$ (14,980)
Commercial gas	141,275	100,662	111,272	40,613	(10,610)
Industrial gas	3,150	2,279	3,232	871	(953)
Gas transportation	242,186	194,413	184,598	47,773	9,815
Other utility	23,215	41,211	45,251	(17,996)	(4,040)
Total operating revenues	$ 1,117,875	$ 842,991	$ 863,759	$ 274,884	$ (20,768)
Operating expenses:					
Operations and maintenance expense	$ 227,656	$ 207,176	$ 209,073	$ 20,480	$ (1,897)
Purchased gas	$ 384,811	$ 267,226	$ 327,548	$ 117,585	$ (60,322)
Depreciation and amortization	$ 158,348	$ 135,814	$ 125,263	$ 22,534	$ 10,551
Taxes other than income taxes	$ 19,978	$ 22,985	$ 23,846	$ (3,007)	$ (861)
Other expense, net	$ 101,007	$ (3,834)	$ 90,819	$ 104,841	$ (94,653)
Income tax benefit	$ (41,300)	$ (79,993)	$ (113,353)	$ 38,693	$ 33,360
Segment net income	$ 267,375	$ 293,617	$ 200,563	$ (26,242)	$ 93,054

(a) Unit of measure reflecting temperature-sensitive natural gas consumption, calculated by subtracting the average of a day's high and low temperatures from 65 degrees Fahrenheit; measured at Pittsburgh, PA.

(b) Based on historical twenty-year average heating degree days, as calculated from data provided by the National Weather Service for the same geographic location.

Operating revenues – Operating revenues from the Regulated Natural Gas segment increased by $274,884 or 32.6% primarily due to:

- an increase in purchased gas costs of $117,585; refer to purchased gas costs discussion below for further information;
- an increase of $69,363 due to higher rates and other surcharges;
- impact of higher volumes delivered of $57,723 during 2025 as compared to 2024;
- an increase of $25,958 due to lower tax repair surcredit; and
- an increase in customer assistance surcharges of $17,369, which generally has offsetting amounts in operations and maintenance expense; offset by
- a weather normalization adjustment of $16,439, which had the effect of decreasing revenues.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

The Regulated Natural Gas segment is subject to seasonal fluctuations with the peak usage period occurring in the heating season which generally runs from October to March. A heating degree day (HDD) is each degree that the average of the high and low temperatures for a day is below 65 degrees Fahrenheit in a specific geographic location. Particularly during the heating season, this measure is used to reflect the demand for natural gas needed for heating based on the extent to which the average temperature falls below a reference temperature above which no heating is required (65 degrees Fahrenheit). During the year ended December 31, 2025, we experienced actual HDDs of 5,380 days, which was colder by 25.5% than the actual HDDs of 4,288 days in 2024 for Pittsburgh, Pennsylvania, which we use as a proxy for our western Pennsylvania service territory. A weather normalization adjustment ("WNA") mechanism is in place for our natural gas customers served in Kentucky, and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's ability to collect revenues to cover operating expenses for its residential and small commercial natural gas customers.

The Regulated Natural Gas segment provides universal service programs that help low-income, payment-troubled customers with energy efficiency and bill assistances. The Company recovers program-related costs as pass-through universal service rider charge (also referred to as customer assistance surcharge) on the customer bill based on actual costs of the programs.   For the years ended December 31, 2025 and 2024, the Company billed $26,055 and $8,685 of universal service rider charges, respectively. The increase in 2025 is mainly due to an increase in rates, usage, and cost of gas, as well as program enrollments.

Operating expenses – Operations and maintenance expense for the year ended December 31, 2025 increased by $20,480 or 9.9% primarily due to the following:

- an increase in customer assistance surcharges of $17,457, which generally has offsetting amounts in revenues;
- an increase in labor and employee benefits of $11,859 resulting from merit increases, higher incentive compensation, and higher healthcare costs;
- an increase in bad debt expense of $2,974; and
- an increase in legal fees of $1,399; offset by
- an increase in capitalization in our Regulated Natural Gas segment of $9,812 in the current period as compared to the prior period due to higher capital spend and increasing pool of eligible capitalizable costs; and
- a decrease in materials and supplies of $1,979.

Our Regulated Natural Gas segment is affected by the cost of natural gas, which is passed through to customers using a purchased gas adjustment clause and includes commodity price, transportation and storage costs. These costs are reflected in the consolidated statement of operations and comprehensive income as purchased gas expenses. Therefore, fluctuations in the cost of purchased gas impact operating revenues on dollar-for-dollar basis. Purchased gas increased by $117,585 or 44.0% in 2025 compared to 2024. The increase is the result of higher average cost of gas of $75,449, and higher gas usage of $42,522 due to colder weather conditions offset by a decrease of $386 due to the sale of our three non-utility local microgrid and distributed energy projects in January 2024.

Depreciation and amortization increased by $22,534 or 16.6% primarily due to continued capital investment and the implementation of new depreciation rates following a recently completed rate case.

Taxes other than income taxes decreased by $3,007 or 13.1% mainly due to a favorable adjustment on sales and use tax accruals as a result of the closure of a sales and use tax audit during the second quarter of 2025.

Other expense, net – Interest expense, net of interest income, increased by $14,085 or 15.1% due to higher push down debt borrowings of the Regulated Natural Gas segment from Essential Utilities, Inc, which is primarily used to fund capital projects.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

AFUDC increased by $851 or 18.5% due to the increase in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Gain on sale of assets was $0 for the year ended December 31, 2025 and $91,581 for the year ended December 31, 2024. During the first quarter of 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects and recognized a gain of $91,236.

Income tax benefit – The effective income tax rate for our Regulated Natural Gas segment was a benefit of 18.3% in 2025, compared to a benefit of 37.4% in 2024. The decrease in the income tax benefit is primarily attributed to decreases in both the state tax benefit and the amortization of the tax repairs surcredit based on a rate order received in September 2024.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash Flow and Capital Expenditures
Net operating cash flows, dividends paid on common stock, capital expenditures, including allowances for funds used during construction, and expenditures for acquiring utility systems were as follows for the years ended December 31:

	Net Operating Cash Flows	Dividends	Capital Expenditures	Acquisitions
2023	$ 933,587	$ 316,806	$ 1,199,103	$ 45,303
2024	770,343	346,392	1,329,747	665
2025	1,010,459	373,821	1,429,980	57,004
	$ 2,714,389	$ 1,037,019	$ 3,958,830	$ 102,972

Net cash provided by operating activities increased by $240,116 during the year ended December 31, 2025. The increase in operating cash flow was primarily driven by higher operating income resulting from new rates and surcharges implemented in the last quarter of 2024 and in 2025, and the receipt of $46,166 in PFAS class action settlement proceeds in 2025.

Included in capital expenditures for the three year period are: expenditures for the rehabilitation of existing utility systems, the expansion of our utility systems, modernization and replacement of existing treatment facilities, meters, office facilities, information technology, vehicles, and equipment. During this three year period, we received $71,800 of customer advances and contributions in aid of construction to finance new utility mains and related facilities that are not included in the capital expenditures presented in the above table. In 2025, capital expenditures increased by $52,845 for our Regulated Water Segment and by $47,388 for our Regulated Natural Gas segment. In addition, during this period, we have made repayments of debt, which includes the net effect of borrowings and repayments under our long-term revolving credit facility of $2,042,674 and have refunded $25,108 of customers' advances for construction. Dividends increased during the past three years as a result of annual increases in the dividends declared and paid and increases in the number of shares outstanding.

Our planned 2026 capital program, excluding the costs of new mains financed by advances and contributions in aid of construction is estimated to be approximately $1,715,000 in infrastructure improvements for the communities we serve. The 2026 capital program is expected to include approximately $1,136,000 for infrastructure rehabilitation surcharge qualified projects. Our planned 2026 capital program in Pennsylvania for our water and natural gas utilities is estimated to be approximately $1,141,000, a portion of which is expected to be eligible as a deduction for qualifying utility asset improvements for Federal income tax purposes. Our overall 2026 capital program along with $21,822 of debt repayments and $443,478 of other contractual cash obligations, as reported in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – *Contractual*

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Obligations", has been, or is expected to be, financed through internally-generated funds, our revolving credit facilities, our commercial paper program, and the issuance of long-term debt and equity.

Future utility construction in the period 2027 through 2028, including addressing PFAS, lead and galvanized services line replacement, and recurring programs, such as the ongoing replacement or rehabilitation of utility meters and mains, water treatment plant upgrades, storage facility renovations, pipes, service lines, and additional transmission mains to meet customer demands, excluding the costs of new mains financed by advances and contributions in aid of construction, is estimated to require aggregate expenditures of approximately $3,495,000. We anticipate that more than one half of these expenditures will require external financing. We expect to refinance $742,484 of long-term debt during this period as it becomes due with funds from new issues of long-term debt, issuances of equity, internally-generated funds, our commercial paper program, and our revolving credit facilities. The estimates discussed above do not include any amounts for possible future acquisitions of utility systems or the financing necessary to support them.

Our primary sources of liquidity are cash flows from operations (including the allowed deferral of Federal income tax payments), borrowings under various short-term and long-term credit facilities, and customer advances and contributions in aid of construction. Our cash flow from operations, or internally-generated funds, is impacted by the timing of rate relief, utility operating revenues, and changes in Federal tax laws, and accelerated tax depreciation or deductions for utility construction projects. We fund our capital and typical acquisitions through internally-generated funds, supplemented by short-term or long term credit facilities. Over time, we partially repay or pay-down our short-term lines of credit with long-term debt. The ability to finance our future construction programs, as well as our acquisition activities, depends on our ability to attract the necessary external debt and equity financing and maintain internally-generated funds. Timely rate orders permitting compensatory rates of return on invested capital will be required by our operating subsidiaries to achieve an adequate level of earnings and cash flow to enable them to secure the capital they will need to operate and to maintain satisfactory debt coverage ratios.

Acquisitions

As part of the Company's growth-through-acquisition strategy, as of December 31, 2025, the Company has entered into purchase agreements to acquire the water or wastewater utility system assets of three municipalities and a private company for a total combined purchase price in cash of approximately $300,000. The purchase price for these pending acquisitions is subject to certain adjustments at closing, and the pending acquisitions are subject to regulatory approvals, including the final determination of the fair value of the rate base acquired. This includes the Company's agreement to acquire the Delaware County Regional Water Quality Control Authority (DELCORA) for $276,000. DELCORA, a Pennsylvania sewer authority, serves approximately 198,000 equivalent dwelling units in the Philadelphia suburbs.

Aside from DELCORA, closings for these acquisitions, which occurred or are expected to occur in 2026, are subject to the timing of the various regulatory approval processes and are expected to add approximately 5,000 equivalent retail customers in two of the states in which the Company operates.

In July 2025, the Company acquired the wastewater utility system of the City of Beaver Falls, Pennsylvania for $37,750. The system serves approximately 3,200 customers in the City of Beaver Falls and also provides bulk transmission and treatment service for approximately 3,800 equivalent dwelling units in seven nearby municipalities. The preliminary purchase price allocation for this acquisition consisted primarily of property, plant and equipment of $29,900 and goodwill of $7,850.

In April 2025, the Company acquired the Village of Midvale's water system in Ohio, which serves approximately 1,000 customers for $2,950.

In January 2025, the Company acquired Greenville Sanitary Authority's wastewater utility assets, which serves approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

In October 2024, the Company acquired wastewater utility assets in Morgan County, Indiana, which serves approximately 100 customers for $500. In May 2024, the Company acquired the wastewater utility assets of Westfield HOA, which serves approximately 200 customers within Westfield Homeowners Subdivision in Glenview, Illinois for a cash purchase price of $67.

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. In July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424. In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547. Additionally, in March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

During the past three years, we have expended cash of $102,972 related to the acquisition of both water and wastewater utility systems.   We continue to pursue the acquisition of water and wastewater utility systems and explore other utility acquisitions that may be in a new state. Our typical acquisitions are expected to be financed with short-term debt with subsequent repayment from the proceeds of long-term debt, retained earnings, or equity issuances.

Dispositions

We routinely review and evaluate areas of our business and operating divisions and, over time, may sell utility systems or portions of systems. In October 2023, the Company completed the sale of its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The Company initially received net cash proceeds of $39,965, subject to working capital and other adjustments. In March 2024, the Company received an additional $1,213 from the buyer. In January 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects for $165,000. This sale resulted in the recognition of a gain of $91,236 during 2024 which is included in other expense (income) in the consolidated statement of operations. These transactions are consistent with the Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. The Company used the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances. Refer to Note 3 – *Dispositions* in this Annual Report for additional information.

Sources of Capital

Since net operating cash flow plus advances and contributions in aid of construction have not been sufficient to fully fund our cash requirements including capital expenditures and our growth through acquisitions program, we issued $15,332,559 of long-term debt, and obtained other short-term borrowings during the past three years. At December 31, 2025, we have a $1,000,000 unsecured long-term revolving credit facility that expires in December 2027, which has the following sublimits and available capacity under the credit facility: $100,000 letter of credit sublimit, $85,632 of letters of credit available capacity $100,000 daily demand loan sublimit, $100,000 daily demand loan available capacity and $417,632 available for borrowing (net of $568,000 of capacity designated for outstanding principal borrowings under our commercial program and $14,368 letter of credit usage). In addition, Aqua Pennsylvania has a $100,000 364-day unsecured revolving credit facility and Peoples Natural Gas has a $300,000 364-day unsecured revolving credit facility. These short-term lines of credit are subject to renewal on an annual basis. Although we believe we will be able to renew these facilities, there is no assurance that they will be renewed, or what the terms of any such renewal will be.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

On August 7, 2025, the Company issued $500,000 of senior notes, less expenses of $1,220, due on August 15, 2035 with an interest rate of 5.25%. The Company used the proceeds from the issuance of senior notes to repay a portion of its commercial paper borrowings and for general corporate purposes.

On June 3, 2025, Aqua Pennsylvania and Peoples Natural Gas Companies amended and restated their respective $100,000 and $300,000 revolving credit agreements, extending the maturity date by another 364-day period. The funds borrowed under these revolving credit agreements are classified as loans payable and are used to provide working capital.

On May 29, 2025, the Company's subsidiary, Aqua Pennsylvania, issued $100,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $75,000 of 5.38% first mortgage bonds due in 2035; and $25,000 of 5.63% first mortgage bonds due in 2040. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On March 19, 2025, the Company established the CP Program that allows it to issue, through private placement, short-term, unsecured commercial paper notes (the "CP Notes") in an aggregate principal amount not to exceed $1,000,000. Maturities of CP Notes may vary, but cannot exceed 364 days from the date of issue. Amounts available under the CP Program may be borrowed, repaid, and re-borrowed from time to time. The CP Program is reinforced by the Company's revolving credit facility, as amounts undrawn under the Company's revolving credit facility are available to repay the CP Notes. Notes issued under the CP Program rank equally with the Company's present and future unsecured indebtedness. The Company utilizes the proceeds from the sale of the CP Notes for general corporate purposes, which may include working capital, capital expenditures, water and wastewater utility acquisitions, and repaying outstanding indebtedness, including under the Company's revolving credit facility or the revolving credit facilities of its subsidiaries. As of December 31, 2025, outstanding borrowings under the Company's CP Program were $567,590, net of unamortized discount on issuance of $410.

On August 15, 2024, the Company issued $500,000 of senior notes, less expenses of $3,015, due in 2027, with an interest rate of 4.80%. On January 8, 2024, the Company issued $500,000 of long-term debt, less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of these notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

In August 2023, the Company's subsidiary, Aqua Pennsylvania, issued $225,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $175,000 of 5.48% first mortgage bonds due in 2053; and $50,000 of 5.56% first mortgage bonds due in 2061. In January 2023 and October 2022, Aqua Pennsylvania issued $75,000 and $125,000 of first mortgage bonds, due in 2043 and 2052, and with interest rates of 5.60% and 4.50%, respectively. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On August 13, 2024, the Company filed a prospectus supplement under the 2024 universal shelf registration statement relating to a new at-the-market equity sales program ("ATM"), under which it may issue and sell shares of its common stock up to an aggregate offering price of $1,000,000 ("2024 ATM"). This 2024 ATM replaced the Company's previous ATM filed on October 14, 2022 ("2022 ATM"). During the year ended December 31, 2025, the Company issued 7,671,350 shares of common stock for net proceeds of $300,117 under the 2024 ATM. As of December 31, 2025, the 2024 ATM had approximately $663,750 of equity available for issuance. During the year ended December 31, 2024, the Company issued 925,497 shares of common stock for net proceeds of $36,134 under the 2024 ATM. As of December 31, 2024, the 2024 ATM had approximately $964,000 of equity available for issuance. During the year ended December 31, 2023, the Company issued 8,938,839 shares of common stock for net proceeds of $322,983 under the 2022 ATM. The Company used the net proceeds from the sales of shares through ATM for working capital, capital expenditures, water and wastewater utility acquisitions, and repaying a portion of outstanding indebtedness.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Our regulated water and gas business is capital intensive and requires a significant level of capital spending. Our consolidated balance sheet historically has had a negative working capital position, whereby routinely our current liabilities exceed our current assets. Management believes that internally-generated funds along with existing credit facilities and the proceeds from the issuance of commercial paper, other long-term debt and common equity will be adequate to provide sufficient working capital to maintain normal operations and to meet our financing requirements for at least the next twelve months.

Our loan and debt agreements require us to comply with certain financial covenants, which among other things, subject to specific exceptions, limit the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2025, we were in compliance with our debt covenants under our credit facilities. Failure to comply with our debt covenants could result in an event of default, which could result in us being required to repay or refinance our borrowings before their due date, possibly limiting our future borrowings, and increasing our borrowing costs.

In March 2024, the Company filed a new universal shelf registration with the Securities and Exchange Commission (SEC) to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities, and other securities specified therein at indeterminate prices. This registration statement is effective for three years and replaces a similar filing that expired in the second quarter of 2024. During the past three years, we issued common stock and long-term debt in offerings under this shelf registration statement. Refer to Note 12 – *Long-term Debt and Loans Payable* and Note 14 – *Stockholders' Equity* in this Annual Report for further information regarding these financings.

In addition, we have an acquisition shelf registration statement, which was filed with the SEC on February 27, 2015, to permit the offering from time to time of an aggregate of $500,000 of our common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration as of December 31, 2025 is $487,155.

We will determine the form and terms of any further securities issued under the universal shelf registration statement and the acquisition shelf registration statement at the time of issuance.

We offer a Dividend Reinvestment and Direct Stock Purchase Plan (the Plan) that provides a convenient and economical way to purchase shares of the Company. Under the direct stock purchase portion of the Plan, shares are issued throughout the year. The dividend reinvestment portion of the Plan offers a five percent discount on the purchase of shares of common stock with reinvested dividends. As of the December 2025 dividend payment, holders of 3.5% of the common shares outstanding participated in the dividend reinvestment portion of the Plan. The shares issued under the Plan are either original issue shares or shares purchased by the Company's transfer agent in the open-market. During the past three years, we have sold 1,280,212 original issue shares of common stock for net proceeds of $46,782 through the dividend reinvestment portion of the Plan, and we used the proceeds to invest in our operating subsidiaries, to repay short-term debt, and for general corporate purposes. In 2025, 2024, and 2023, we sold 416,037, 433,688, and 430,487 original issues shares of common stock for net proceeds of $15,301, $15,476, and $16,005, respectively, through the dividend reinvestment portion of the plan.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Credit Risk

The Company and its subsidiaries' access to capital markets and costs of financing are influenced by its credit ratings.   Below summarizes the Company and its subsidiaries' issuer and security credit ratings as of December 31, 2025:

	S&P	Moody's
Essential Utilities, Inc. -		
Issuer/corporate credit rating	A - / Positive	Baa2 / Negative
Commercial paper	A - 2	P - 2
Senior unsecured debt	BBB+	Baa2
Aqua Pennsylvania, Inc. -		
Issuer/corporate credit rating	A - / Positive	Not Rated
Senior secured	A	Not Rated
PNG Companies LLC -		
Issuer/corporate credit rating	A - / Stable	Baa2 / Negative
Senior secured	A -	Baa2

The Company's ability to maintain its credit rating depends, among other things, on adequate and timely rate relief, its ability to fund capital expenditures in a balanced manner using both debt and equity, and its ability to generate cash flow. A material downgrade of our credit rating may result in the imposition of additional financial and/or other covenants, impact the market prices of equity and debt securities, increase our borrowing costs, and adversely affect our liquidity, among other things. Management continues to enhance our regulatory practices to address regulatory lag and recover capital project costs and increases in operating costs efficiently and timely through various rate-making mechanisms.

Off-Balance Sheet Financing Arrangements
We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

Contractual Obligations
The following table summarizes our contractual cash obligations as of December 31, 2025:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 7,613,848	$ 21,822	$ 742,484	$ 911,882	$ 5,937,660
Interest on fixed-rate, long-term debt (1)	311,431	1,586	32,745	28,050	249,050
Operating leases (2)	36,477	7,906	14,651	1,695	12,225
Unconditional purchase obligations (3)	11,781	5,168	2,525	2,139	1,949
Gas purchase obligations (4)	2,197,181	265,091	544,181	525,384	862,525
Other purchase obligations (5)	129,033	129,033	-	-	-
Pension plan obligations (6)	2,416	2,416	-	-	-
Other obligations (7)	37,535	32,278	2,224	1,991	1,042
Total	$ 10,339,702	$ 465,300	$ 1,338,810	$ 1,471,141	$ 7,064,451

(1) Represents interest payable on fixed rate, long-term debt. Amounts reported may differ from actual due to future refinancing of debt.

(2) Represents minimum lease payments for long-term operating leases of land, office facilities, office equipment, and vehicles.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

(3) Represents our commitment to purchase minimum quantities of water as stipulated in agreements with other water purveyors. We use purchased water to supplement our water supply, particularly during periods of peak customer demand. Our actual purchases may exceed the minimum required levels.

(4) Represents our commitment to purchase minimum quantities of natural gas stipulated in agreements with various producers of natural gas to meet regulated customers' natural gas requirements.

(5) Represents an approximation of the open purchase orders for goods and services purchased in the ordinary course of business.

(6) Represents contributions to be made to the Company's retirement plans.

(7) Represents expenditures estimated to be required under legal and binding contractual obligations.

In addition to the contractual obligations table above, we have the following obligations:

- *Refunds of customer's advances for construction* – We pay refunds on customers' advances for construction over a specific period of time based on operating revenues related to developer-installed utility mains or as new customers are connected to and take service from such mains. After all refunds are paid, any remaining balance is transferred to contributions in aid of construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually through 2034 and amounts not paid by the contract expiration dates become non-refundable.

- *Asset Retirement Obligations* – We recognize asset retirement obligations associated with retirements of production, storage wells and other pipeline components at fair value, as incurred, or when sufficient information becomes available to determine a reasonable estimate of the fair value of the retirement activities to be performed. Expected obligations are not included in the above table because the amounts and timing are dependent upon several variables, which cannot be accurately estimated.

- *Uncertain tax positions* – We have uncertain tax positions of $7,770. Although we believe our tax positions comply with applicable law, we have made judgments as to the sustainability of each uncertain tax position based on its technical merits. Due to the uncertainty of future cash outflows, if any, associated with our uncertain tax positions, we are unable to make a reasonable estimate of the timing or amounts that may be paid. See Note 8 – *Income Taxes* in this Annual Report for further information on our uncertain tax positions.

We will fund these contractual obligations with cash flows from operations and liquidity sources held by or available to us.

The Company is routinely involved in legal matters, including both asserted and unasserted legal claims, during the ordinary course of business. See Note 10 – *Commitments and Contingencies* in this Annual Report for a discussion of the Company's legal matters. It is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such litigation. Also, unanticipated changes in circumstances and/or revisions to the assessed probability of the outcomes of legal matters could result in expenses being incurred in future periods as well as an increase in actual cash required to resolve the legal matter.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Capitalization
The following table summarizes our capitalization as of December 31, 2025 and 2024:

December 31,	2025	2024
Long-term debt (1)	54.4%	54.9%
Essential Utilities stockholders' equity	45.6%	45.1%
	100.0%	100.0%

(1) Includes current portion, as well as our commercial paper borrowings and borrowings under a variable rate revolving credit agreement of $568,000 and $0 at December 31, 2025, and $0 and $413,000 at December 31, 2024, respectively.

Over the past two years, the changes in the capitalization ratios primarily resulted from the issuance of debt to finance our acquisitions and capital program, changes in net income, the issuance of common stock, and the declaration of dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial condition and results of operations are impacted by the methods, assumptions, and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to our financial condition or results of operations and require estimates or other judgments of matters of uncertainty. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the financial statements. We believe our most critical accounting policies include the use of regulatory assets and liabilities, revenue recognition, the valuation of our long-lived assets (which consist primarily of utility plant in service, regulatory assets, and goodwill), our accounting for post-retirement benefits, and our accounting for income taxes. We have discussed the selection and development of our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Regulatory Assets and Liabilities — We defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. These deferred amounts, both assets and liabilities, are then recognized in the consolidated statement of operations in the same period that they are reflected in our rates charged for utility service. We make significant judgments and estimates to record regulatory assets and liabilities, such as for amounts related to income taxes, pension and postretirement benefits, acquisitions and capital projects. For each regulatory jurisdiction with regulated operations, we evaluate at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to us in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances may challenge our prudence of business policies and practices, seek cost disallowances or request other relief.

In the event that our assessment as to the probability of the inclusion in the rate-making process is incorrect, the associated regulatory asset or liability would be adjusted to reflect the change in our assessment or change in regulatory approval.

Revenue Recognition — Our utility revenues recognized in an accounting period include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. The estimated usage is based on our judgment and assumptions; our actual results could differ

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates is determined.

In Virginia, North Carolina, and Kentucky, we may bill our utility customers, in certain circumstances, in accordance with a rate filing that is pending before the respective regulatory commission, which would allow interim rates before the final commission rate order is issued. The revenue recognized reflects an estimate based on our judgment of the final outcome of the commission's ruling. We monitor the applicable facts and circumstances regularly and revise the estimate as required. The revenue billed and collected prior to the final ruling is subject to refund based on the commission's final ruling.

Valuation of Long-Lived Assets, Goodwill and Intangible Assets — We review our long-lived assets for impairment, including utility plant in service. We also review regulatory assets for the continued application of the FASB accounting guidance for regulated operations. Our review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is not probable. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

Our long-lived assets, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, we determine whether it is more likely than not that the fair value of those assets is less than their carrying amount. If we determine that it is more likely than not (that is, the likelihood of more than 50 percent), we would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, we would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset. This assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. These estimates include significant inherent uncertainties, since they involve forecasting future events. If changes in circumstances or events occur, or estimates and assumptions that were used in this review are changed, we may be required to record an impairment charge on our long-lived assets. Refer to Note 1 – *Summary of Significant Accounting Policies – Impairment of Long-Lived Assets* in this Annual Report for additional information regarding the review of long-lived assets for impairment.

We test the goodwill attributable to each of our reporting units for impairment at least annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on our assessment of the qualitative factors previously noted, or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information (which includes projected operating income, expected future capital expenditures, and projected regulatory rate base, among others), growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

goodwill. The assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. If changes in circumstances or events occur, or estimates and assumptions that were used in our impairment test change, we may be required to record an impairment charge for goodwill. Refer to Note 1 – *Summary of Significant Accounting Policies – Goodwill* in this Annual Report for further information.

As part of the October 1, 2025 annual goodwill assessment, we elected to perform qualitative assessments for our Regulated Water, Regulated Natural Gas, and Other reporting units. Based on our analysis, we determined that it is more likely than not that the fair value of our reporting units is greater than their carrying amounts, and none of the goodwill of our reporting units was impaired.

Accounting for Post-Retirement Benefits ─ We maintain a qualified and a non-qualified defined benefit pension plan and plans that provide for post-retirement benefits other than pensions. Accounting for pension and other post-retirement benefits requires an extensive use of assumptions including the discount rate, expected return on plan assets, the rate of future compensation increases received by our employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from our actuarial consultant, who provides guidance in establishing the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefits expense that we recognize.

Our discount rate assumption, which is used to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of the bonds purchased to the discounted value of the projected benefit payments of the plans. A decrease in the discount rate would generally increase our post-retirement benefits expense and benefit obligation. After reviewing the hypothetical portfolio of bonds, we selected a discount rate of 5.45% for our pension plan, and 5.57% for our other post-retirement benefit plans as of December 31, 2025, which represent a 19 and 1 basis-point decrease as compared to the discount rates selected at December 31, 2024, respectively. Our post-retirement benefits expense under these plans is determined using the discount rate as of the beginning of the year, which was 5.64% for our pension plan and 5.65% for our other-postretirement benefit plan for 2025.

Our expected return on plan assets is determined by evaluating the asset class return expectations with our advisors as well as actual, long-term, historical results of our asset returns. The Company's market-related value of plan assets is equal to the fair value of the plans' assets as of the last day of its fiscal year and is a determinant for the expected return on plan assets, which is a component of post-retirement benefits expense. The allocation of our plans' assets impacts our expected return on plan assets. As of December 31, 2025, the expected return on plan assets is based on a targeted allocation of 20% to 40% return seeking assets and 60% to 80% liability hedging assets for our pension plan, and a targeted allocation of 50% to 70% return seeking assets and 30% to 50% liability hedging assets for our other post-retirement benefit plans. Our post-retirement benefits expense increases as the expected return on plan assets decreases. We believe that our actual long-term asset allocations on average will approximate our targeted allocations. Our targeted allocations are driven by our investment strategy to earn a reasonable rate of return while maintaining risk at acceptable levels through the diversification of investments across and within various asset categories. For 2025, we used a 6.0% expected return on plan assets assumption and are currently reviewing this assumption for 2026.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and our funding policy, during 2026 our pension contribution is expected to be $2,416. Future years' contributions will be subject to economic conditions, plan participant data and the funding rules in effect at such time as the funding calculations are performed, though we

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

expect future changes in the amount of contributions and expense recognized to be generally included in customer rates.

Accounting for Income Taxes — We estimate the amount of income tax payable or refundable for the current year and the deferred income tax liabilities and assets that results from estimating temporary differences resulting from the treatment of specific items, such as depreciation, for tax and financial statement reporting. Generally, these differences result in the recognition of a deferred tax asset or liability on our consolidated balance sheet and require us to make judgments regarding the probability of the ultimate tax impact of the various transactions we enter into. Based on these judgments, we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realization of future tax benefits. Actual income taxes could vary from these estimates and changes in these estimates can increase income tax expense in the period that these changes in estimates occur.

Our determination of what qualifies as a capital cost versus a tax deduction, for qualifying utility asset improvements, as it relates to our income tax accounting method, is subject to subsequent adjustment as well as IRS audits, changes in income tax laws, including regulations regarding tax-basis depreciation as it applies to our capital expenditures, or qualifying utility asset improvements, the expiration of a statute of limitations, or other unforeseen matters could impact the tax benefits that have already been recognized. We establish reserves for uncertain tax positions based upon management's judgment as to the sustainability of these positions. These accounting estimates related to the uncertain tax position reserve require judgments to be made as to the sustainability of each uncertain tax position based on its technical merits. We believe our tax positions comply with applicable law and that we have adequately recorded reserves as required. However, to the extent the final tax outcome of these matters is different than our estimates recorded, we would then need to adjust our tax reserves which could result in additional income tax expense or benefits in the period that this information is known.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

We describe the impact of recent accounting pronouncements in Note 1 – *Summary of Significant Accounting Policies* in this Annual Report.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Report On Internal Control Over Financial Reporting

Management of Essential Utilities, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In assessing the effectiveness of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013). As a result of management's assessment and based on the criteria in the framework, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Christopher H. Franklin
Chairman, President and Chief Executive Officer

Daniel J. Schuller
Executive Vice President and Chief Financial Officer

February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Essential Utilities, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets, including the consolidated statements of capitalization, of Essential Utilities, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of condensed parent company financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 appearing after the signature pages (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Notes 1 and 6 to the consolidated financial statements, most of the operating companies of the Company that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. Some of the operating companies that are regulated public utilities are also subject to rate regulation by county or city government. As of December 31, 2025, regulatory assets were $2.1 billion and regulatory liabilities were $0.71 billion. Regulated public utilities follow the accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. The regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in the Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of regulatory matters is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the probability of recovery of regulatory assets and refund of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including controls over the probability of recovery of regulatory assets, refund of regulatory liabilities, and the related accounting and disclosure impacts. These procedures also included, among others (i) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and refund of regulatory liabilities and (ii) testing, on a sample basis, regulatory assets and regulatory liabilities, based on the provisions and formulas outlined in rate orders and other regulatory proceedings and correspondence, as well as application of relevant regulatory precedents.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 26, 2026

We have served as the Company's auditor since 2000.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars, except per share amounts)

	December 31,	
	2025	2024
Assets		
Property, plant and equipment, at cost	$ 17,690,717	$ 16,275,377
Less: accumulated depreciation	3,427,035	3,131,901
Net property, plant and equipment	14,263,682	13,143,476
Current assets:		
Cash and cash equivalents	34,778	9,156
Accounts receivable, net	217,191	166,522
Unbilled revenues	167,085	142,310
Inventory - materials and supplies	51,767	48,619
Inventory - gas stored	60,686	45,311
Prepayments and other current assets	59,110	41,139
Regulatory assets	19,779	32,854
Total current assets	610,396	485,911
Regulatory assets	2,089,669	1,907,786
Deferred charges and other assets, net	122,217	112,712
Funds restricted for construction activity	1,445	1,420
Goodwill	2,348,559	2,340,713
Operating lease right-of-use assets	25,923	31,263
Intangible assets	2,954	3,273
Total assets	$ 19,464,845	$ 18,026,554

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands of dollars, except per share amounts)

	December 31,	
	2025	2024
Liabilities and Equity		
Essential Utilities stockholders' equity:		
Common stock at $0.50 par value, authorized 600,000,000 shares, issued 286,505,895 and 278,209,660 as of December 31, 2025 and December 31, 2024	$ 143,253	$ 139,105
Capital in excess of par value	4,524,517	4,199,836
Retained earnings	2,280,669	1,949,492
Treasury stock, at cost, 3,423,086 and 3,386,069 shares as of December 31, 2025 and December 31, 2024	(90,983)	(89,624)
Total stockholders' equity	6,857,456	6,198,809
Long-term debt, excluding current portion	8,160,026	7,416,289
Less: debt issuance costs	49,859	47,908
Long-term debt, excluding current portion, net of debt issuance costs and unamortized discount on debt	8,110,167	7,368,381
Commitments and contingencies (See Note 10)		
Current liabilities:		
Current portion of long-term debt	21,822	142,807
Loans payable	150,139	186,542
Accounts payable	276,080	258,615
Book overdraft	25,494	47,714
Accrued interest	82,466	72,281
Accrued taxes	28,688	38,219
Regulatory liabilities	11,202	1,770
Dividends payable	-	89,441
Other accrued liabilities	168,592	137,279
Total current liabilities	764,483	974,668
Deferred credits and other liabilities:		
Deferred income taxes and investment tax credits	2,090,120	1,831,868
Customers' advances for construction	115,465	113,323
Regulatory liabilities	703,285	764,745
Operating lease liabilities	21,608	27,447
Pension and other postretirement benefit liabilities	15,241	33,680
Other	60,814	24,788
Total deferred credits and other liabilities	3,006,533	2,795,851
Contributions in aid of construction	726,206	688,845
Total liabilities and equity	$ 19,464,845	$ 18,026,554

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share amounts)

| | | Years ended December 31, | |
	2025	2024	2023
Operating revenues	$ 2,474,615	$ 2,086,113	$ 2,053,824
Operating expenses:			
Operations and maintenance	639,604	587,250	575,518
Purchased gas	403,817	277,009	352,306
Depreciation	403,190	363,906	338,655
Amortization	14,281	5,646	5,040
Taxes other than income taxes	92,772	94,634	90,208
Total operating expenses	1,553,664	1,328,445	1,361,727
Operating income	920,951	757,668	692,097
Other expense (income):			
Interest expense	329,081	302,467	283,362
Interest income	(1,703)	(3,318)	(3,401)
Allowance for funds used during construction	(26,253)	(21,310)	(16,967)
Gain on sale of other assets	(1,325)	(92,224)	(65)
Other	1,337	(1,425)	(2,613)
Income before income taxes	619,814	573,478	431,781
Income tax expense (benefit)	3,445	(21,836)	(66,445)
Net income	$ 616,369	$ 595,314	$ 498,226
Comprehensive income	$ 616,369	$ 595,314	$ 498,226
Net income per common share:			
Basic	$ 2.20	$ 2.17	$ 1.86
Diluted	$ 2.20	$ 2.17	$ 1.86
Average common shares outstanding during the period:			
Basic	280,054	273,914	267,171
Diluted	280,619	274,421	267,659

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITALIZATION
(In thousands of dollars, except per share amounts)

		December 31, 2025	December 31, 2024
Stockholders' equity:			
Common stock, $0.50 par value		$ 143,253	$ 139,105
Capital in excess of par value		4,524,517	4,199,836
Retained earnings		2,280,669	1,949,492
Treasury stock, at cost		(90,983)	(89,624)
Total stockholders' equity		6,857,456	6,198,809
Long-term debt of subsidiaries (substantially collateralized by utility plant):			
Interest Rate Range	Maturity Date Range		
0.00% to 0.99%	2026 to 2052	7,328	2,637
1.00% to 1.99%	2030 to 2049	23,977	11,732
2.00% to 2.99%	2025 to 2058	204,870	206,297
3.00% to 3.99%	2026 to 2056	1,252,397	1,258,003
4.00% to 4.99%	2025 to 2059	1,120,564	1,239,032
5.00% to 5.99%	2028 to 2061	412,260	312,260
6.00% to 6.99%	2026 to 2036	31,000	31,000
7.00% to 7.99%	2025 to 2027	4,652	27,888
8.00% to 8.99%	2025	-	447
9.00% to 9.99%	2026	11,800	11,800
		3,068,848	3,101,096
Notes payable to bank under revolving credit agreement, variable rate, due 2027		-	413,000
Unsecured notes payable:			
Commercial paper program (See Note 13)		568,000	-
Notes at 2.40% due 2031		400,000	400,000
Notes at 2.704% due 2030		500,000	500,000
Notes ranging from 3.01% to 3.59%, due 2029 through 2050		1,125,000	1,125,000
Notes at 4.276%, due 2049		500,000	500,000
Notes at 4.80%, due 2027		500,000	500,000
Notes at 5.25%, due 2035		500,000	-
Notes at 5.30%, due 2052		500,000	500,000
Notes at 5.375%, due 2034		500,000	500,000
Notes at 5.95%, due 2033 through 2034		20,000	20,000
Total long-term debt		8,181,848	7,559,096
Current portion of long-term debt		21,822	142,807
Long-term debt, excluding current portion		8,160,026	7,416,289
Less: debt issuance costs and unamortized discount on debt		49,859	47,908
Long-term debt, excluding current portion, net of debt issuance costs and unamortized discount on debt		8,110,167	7,368,381
Total capitalization		$ 14,967,623	$ 13,567,190

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands of dollars, except per share amounts)

	Common stock	Capital in excess of par value	Retained earnings	Treasury stock	Total
Balance at December 31, 2022	$ 133,486	$ 3,793,262	$ 1,534,331	$ (83,693)	$ 5,377,386
Net income	-	-	498,226	-	498,226
Dividends declared and paid ($1.1882 per share)	-	-	(240,999)	-	(240,999)
Dividends of March 1, 2024 declared ($0.3071 per share)	-	-	(83,929)	-	(83,929)
Issuance of common stock under dividend reinvestment plan (430,487 shares)	215	15,790	-	-	16,005
Issuance of common stock from at-the-market sale agreements (8,938,839 shares)	4,470	318,513	-	-	322,983
Repurchase of stock (89,785 shares)	-	-	-	(3,981)	(3,981)
Equity compensation plan (244,407 shares)	122	(122)	-	-	-
Exercise of stock options (8,174 shares)	4	283	-	-	287
Stock-based compensation	-	11,330	(954)	-	10,376
Other	-	(1,360)	-	1,189	(171)
Balance at December 31, 2023	$ 138,297	$ 4,137,696	$ 1,706,675	$ (86,485)	$ 5,896,183
Net income	-	-	595,314	-	595,314
Dividends declared and paid ($1.2652 per share)	-	-	(262,462)	-	(262,462)
Dividends of March 1, 2025 declared ($0.3255 per share)	-	-	(89,441)	-	(89,441)
Issuance of common stock under dividend reinvestment plan (433,688 shares)	217	15,259	-	-	15,476
Issuance of common stock from at-the-market sale agreements (925,497 shares)	463	35,671	-	-	36,134
Repurchase of stock (111,955 shares)	-	-	-	(4,048)	(4,048)
Equity compensation plan (185,927 shares)	93	(93)	-	-	-
Exercise of stock options (69,320 shares)	35	2,436	-	-	2,471
Stock-based compensation	-	9,781	(594)	-	9,187
Other	-	(914)	-	909	(5)
Balance at December 31, 2024	$ 139,105	$ 4,199,836	$ 1,949,492	$ (89,624)	$ 6,198,809
Net income	-	-	616,369	-	616,369
Dividends declared and paid ($1.3362 per share)	-	-	(284,380)	-	(284,380)
Issuance of common stock under dividend reinvestment plan (416,037 shares)	208	15,093	-	-	15,301
Issuance of common stock from at-the-market sale agreements (7,671,350 shares)	3,836	296,281	-	-	300,117
Repurchase of stock (62,702 shares)	-	-	-	(2,284)	(2,284)
Equity compensation plan (181,610 shares)	91	(91)	-	-	-
Exercise of stock options (27,238 shares)	13	943	-	-	956
Stock-based compensation	-	12,814	(812)	-	12,002
Other	-	(359)	-	925	566
Balance at December 31, 2025	$ 143,253	$ 4,524,517	$ 2,280,669	$ (90,983)	$ 6,857,456

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Years ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 616,369	$ 595,314	$ 498,226
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	417,471	369,552	343,695
Deferred income taxes	(3,178)	(27,756)	(79,845)
Provision for doubtful accounts	22,227	21,865	23,209
Stock-based compensation	12,855	9,785	11,323
Gain on sale of utility system and other assets	(1,325)	(92,224)	(65)
Net change in receivables, deferred purchased gas costs, inventory and prepayments	(85,432)	(103,335)	189,989
Net change in payables, accrued interest, accrued taxes and other accrued liabilities	14,299	26,963	(14,559)
Pension and other postretirement benefits contributions	(3,945)	(9,394)	(20,343)
Other, net	21,118	(20,427)	(18,043)
Net cash flows from operating activities	1,010,459	770,343	933,587
Cash flows from investing activities:			
Property, plant and equipment additions, including the debt component of allowance for funds used during construction of $7,975, $7,372 and $5,241	(1,429,980)	(1,329,747)	(1,199,103)
Acquisitions of utility systems, net	(57,004)	(665)	(45,303)
Proceeds from the sale of utility systems and other assets	1,548	167,470	41,758
Convertible note investment	(25,125)	-	-
Other, net	(183)	(339)	(19,080)
Net cash flows used in investing activities	(1,510,744)	(1,163,281)	(1,221,728)
Cash flows from financing activities:			
Customers' advances and contributions in aid of construction	28,255	19,563	23,982
Repayments of customers' advances	(8,073)	(8,564)	(8,471)
Net proceeds (repayments) of short-term debt	(36,403)	26,418	(68,377)
Net proceeds from commercial paper program	567,448	-	-
Proceeds from other long-term debt	1,318,887	1,649,546	1,207,619
Repayments of other long-term debt	(1,262,822)	(1,027,473)	(876,379)
Change in cash overdraft position	(22,220)	34,356	(15,336)
Proceeds from issuance of common stock under dividend reinvestment plan	15,301	15,476	16,005
Proceeds from issuance of common stock from at-the-market sale agreement	300,117	36,134	322,983
Proceeds from exercised stock options	956	2,471	287
Repurchase of common stock	(2,284)	(4,048)	(3,981)
Dividends paid on common stock	(373,821)	(346,392)	(316,806)
Other, net	566	(5)	(171)
Net cash flows from financing activities	525,907	397,482	281,355
Net change in cash and cash equivalents	25,622	4,544	(6,786)
Cash and cash equivalents at beginning of year	9,156	4,612	11,398
Cash and cash equivalents at end of year	$ 34,778	$ 9,156	$ 4,612
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 310,921	$ 275,898	$ 272,532
Income taxes	$ 9,080	$ 6,698	$ 7,839
Non-cash investing activities:			
Property, plant and equipment additions purchased at the period end, but not yet paid for	$ 144,987	$ 135,331	$ 102,770
Non-cash utility property contributions	$ 34,349	$ 38,840	$ 56,297

See accompanying notes to consolidated financial statements.

Refer to Note 15 – *Employee Stock and Incentive Plan* for a description of non-cash activities
Refer to Note 20 – *Other Supplemental Cash Flow Information* for details on cash paid for income taxes

(In thousands of dollars, except per share amounts)

Note 1 – *Summary of Significant Accounting Policies*

Nature of Operations — Essential Utilities, Inc. ("Essential Utilities," the "Company," "we," "our", or "us") is the holding company for regulated utilities providing water, wastewater, or natural gas services concentrated in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries is Aqua Pennsylvania, Inc., which accounted for approximately 57% of our Regulated Water segment's operating revenues and approximately 72% of our Regulated Water segment's income for 2025. Aqua Pennsylvania's service territory is located in the suburban areas north and west of the City of Philadelphia and in 28 other counties in Pennsylvania. The Company's other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 747,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. The Company also operates market-based activities, conducted through its non-regulated subsidiaries, that provide utility service line protection solutions and repair services to households and gas marketing and production activities.

Execution of Agreement and Plan of Merger with American Water

On October 26, 2025, American Water Works Company, Inc. ("American Water"), Alpha Merger Sub, Inc., a direct wholly owned subsidiary of American Water ("Merger Sub"), and the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of American Water. Subject to the terms and conditions of the Merger Agreement, at the time at which the Merger becomes effective (the "Effective Time"), each share of the Company's common stock, par value $0.50 per share ("Essential Common Stock"), issued and outstanding immediately prior to the Effective Time, other than any shares of Essential Common Stock owned by American Water or Merger Sub or by the Company as treasury stock (in each case, other than restricted shares), will be converted into the right to receive 0.305 shares (the "Exchange Ratio") of validly issued, fully paid and nonassessable common stock, par value $0.01 per share, of American Water ("American Water Common Stock") (the aggregate number of such shares of American Water Common Stock to be issued in the Merger). On February 10, 2026, at the respective special shareholder meetings of the Company and American Water, each company's shareholders approved the merger-related proposals, satisfying certain of the conditions to closing.

Consummation of the Merger is subject to certain remaining customary conditions, including the receipt of certain governmental approvals, including (a) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (b) the approval of certain public utility commissions, in each case on such terms and conditions that would not, individually or in the aggregate, result in a "Burdensome Effect" (as defined in the Merger Agreement). There can be no guarantee that all of the remaining closing conditions and approvals will be satisfied, and the failure to complete the proposed Merger on a timely basis or at all may adversely affect the Company's financial condition and results of operations. The Company currently estimates that the closing of the proposed Merger will occur by the end of the first quarter of 2027.

Regulation — Most of the operating companies that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. The respective utility commissions have jurisdiction with respect to rates, service, accounting procedures, issuance of securities, acquisitions and other matters. Some of the operating companies that are regulated public utilities are subject to rate regulation by county or city government. Regulated public utilities follow the Financial Accounting Standards Board's ("FASB") accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. Costs, for which the Company has received or expects to receive prospective rate recovery, are deferred as a regulatory asset and amortized over the period of rate recovery in accordance with the FASB's accounting guidance

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

for regulated operations. Conversely, excess recovery of costs or amounts collected in rates to recover costs expected to be incurred in the future or to be refunded in the future are recorded as regulatory liabilities. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities. See Note 6 - *Regulatory Assets and Liabilities* for further information.

The Company makes significant judgments and estimates to record regulatory assets and liabilities. For each regulatory jurisdiction with regulated operations, the Company evaluates at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to the Company in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances, may challenge the prudence of our business policies and practices, seek cost disallowances or request other relief.

Use of Estimates in Preparation of Consolidated Financial Statements ─ The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the application of regulatory accounting principles and estimation of regulatory assets and liabilities, estimates used in impairment testing of goodwill and other long-lived assets, allowance for doubtful accounts, unbilled revenues, pension and other post-retirement benefit obligations, and income taxes. Actual results could differ from those estimates.

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment and Depreciation ─ Property, plant and equipment consist primarily of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads, and for additions meeting certain criteria, allowance for funds used during construction. Utility systems acquired are typically recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. Further, utility systems acquired under fair value regulations would be recorded based on the valuation of the utility plant as approved by the respective utility commission. The difference between the fair value and the estimated original cost, less applicable accumulated depreciation may be recorded as an acquisition adjustment within utility plant as permitted by the applicable regulatory jurisdiction. At December 31, 2025 and 2024, utility plant includes a net credit acquisition adjustment of $8,258 and $5,627, respectively, which is generally being amortized from 10 to 53 years. Amortization of the acquisition adjustments totaled $465 in 2025, $787 in 2024, and $2,103 in 2023.

Utility expenditures for maintenance and repairs, including major maintenance projects and minor renewals, are charged to operating expenses when incurred in accordance with the system of accounts prescribed by the utility commissions of the states in which the company operates. The cost of new units of property and betterments are capitalized. Utility expenditures for water main cleaning and relining of pipes are deferred and are presented in net property, plant and equipment in accordance with the FASB's accounting guidance for regulated operations. As of December 31, 2025, $1,635 of these costs have been incurred since the last respective rate proceeding and are considered probable of being included in future rates.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The cost of software upgrades and enhancements are capitalized if they result in added functionality, which enables the software to perform tasks it was previously incapable of performing. Information technology costs associated with major system installations, conversions and improvements, such as software training, data conversion and business process reengineering costs, are deferred as a regulatory asset if it is probable that such costs are recoverable in future rates. If these costs are not deferred, then these costs are charged to operating expenses when incurred. As of December 31, 2025, $21,778 of these costs have been deferred since the last respective rate proceeding as a regulatory asset, and the deferral is reported as a component of net property, plant and equipment.

When units of utility property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and such value, together with the net cost of removal, is charged to accumulated depreciation. To the extent the Company anticipates recovery of the cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is recorded as those costs are incurred. In some cases, the Company recovers retirement costs through rates during the life of the associated asset and before the costs are incurred. These amounts, which are not yet utilized, result in a regulatory liability being reported based on the amounts previously recovered through customer rates.

The straight-line remaining life method is used to compute depreciation on utility plant. Generally, the straight-line method is used with respect to transportation and mechanical equipment, office equipment and laboratory equipment.

Impairment of Long-Lived Assets - Long-lived assets of the Company, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, the Company determines whether it is more likely than not that the fair value of those assets is less than their carrying amount. If the Company determines that it is more likely than not (that is, the likelihood of more than 50 percent), the Company would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, the Company would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset.

Regulatory assets are reviewed for the continued application of the FASB accounting guidance for regulated operations. The Company's review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is unlikely. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

Allowance for Funds Used During Construction ─ The allowance for funds used during construction ("AFUDC") represents the capitalized cost of funds used to finance the construction of utility plant. In general, AFUDC is applied to construction projects requiring more than one month to complete. No AFUDC is applied to projects funded by customer advances for construction, contributions in aid of construction, or applicable state-revolving fund loans. AFUDC includes the net cost of borrowed funds and a rate of return on other funds when used and is recovered through rates as the utility plant is depreciated. The amount of AFUDC related to equity funds in 2025 was $18,278, 2024 was $13,938, and 2023 was $11,726. No interest was capitalized by our market-based businesses.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Lease Accounting ─ The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.   We enter into operating lease contracts for the right to utilize certain land, office facilities, office equipment, and vehicles from third parties. For contracts that extend for a period greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheet. The present value of each lease is based on the future minimum lease payments in accordance with Accounting Standards Codification ("ASC") 842 and is determined by discounting these payments using an incremental borrowing rate or the rate implicit in the lease, if available.

Recognition of Revenues ─ The Company recognizes revenue as utility services are provided to our customers, which happens over time as the services are delivered and the performance obligation is satisfied. The Company's utility revenues recognized in an accounting period includes amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. Unbilled amounts are calculated by deriving estimates based on average customer usage. The Company's actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates are determined.

Generally, payment is due within 30 days once a bill is issued to a customer. Sales tax and other taxes we collect on behalf of government authorities, concurrent with our revenue-producing activities, are primarily excluded from revenue. The following table presents our revenues disaggregated by major source and customer class for the years ended December 31:

2025	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	731,818	$	165,257	$	708,049	$ -
Commercial		208,617		41,738		141,275	-
Fire protection		46,998		-		-	-
Industrial		41,619		2,477		3,150	-
Gas transportation & storage		-		-		242,186	-
Other water		62,870		-		-	-
Other wastewater		-		13,294		-	-
Other utility		-		-		29,541	10,937
Revenues from contracts with customers		1,091,922		222,766		1,124,201	10,937
Alternative revenue program		667		337		(6,326)	-
Other and eliminations		-		-		-	30,111
Consolidated	$	1,092,589	$	223,103	$	1,117,875	$ 41,048

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

2024	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues	
Revenues from contracts with customers:								
Residential	$	662,909	$	146,849	$	504,426	$	-
Commercial		186,534		36,951		100,662		-
Fire protection		42,409		-		-		-
Industrial		34,831		2,724		2,279		-
Gas transportation & storage		-		-		194,413		-
Other water		80,964		-		-		-
Other wastewater		-		12,898		-		-
Other utility		-		-		30,436		11,226
Revenues from contracts with customers		1,007,647		199,422		832,216		11,226
Alternative revenue program		3,850		(265)		10,775		-
Other and eliminations		-		-		-		21,242
Consolidated	$	1,011,497	$	199,157	$	842,991	$	32,468

2023	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues	
Revenues from contracts with customers:								
Residential	$	641,351	$	139,188	$	519,406	$	-
Commercial		180,731		35,530		111,272		-
Fire protection		41,257		-		-		-
Industrial		33,949		2,087		3,232		-
Gas transportation & storage		-		-		184,598		-
Other water		51,527		-		-		-
Other wastewater		-		10,589		-		-
Other utility		-		-		43,163		14,863
Revenues from contracts with customers		948,815		187,394		861,671		14,863
Alternative revenue program		2,236		68		2,088		-
Other and eliminations		-		-		-		36,689
Consolidated	$	951,051	$	187,462	$	863,759	$	51,552

Revenues from Contracts with Customers – These revenues are composed of four main categories: water, wastewater, natural gas, and other. Water revenues represent revenues earned for supplying customers with water service. Wastewater revenues represent revenues earned for treating wastewater and releasing it into the environment. Natural gas revenues represent revenues earned for the gas commodity and delivery of natural gas to customers. Other revenues are associated fees that relate to our utility businesses but are not water, wastewater, or natural gas revenues. Refer to the description below for a discussion of the performance obligation for each of these revenue streams.

- Tariff Revenues – These revenues are categorized by customer class: residential, commercial, fire protection, industrial, gas transportation, other water, and other wastewater. The rates that generate these revenues are approved by the respective state utility commission, and revenues are billed cyclically and accrued for when unbilled. The regulated natural gas rates are set and adjusted for increases or decreases in our purchased gas costs through purchased gas adjustment mechanisms. Purchased gas adjustment mechanisms provide us with a means to recover purchased gas costs on an ongoing basis without filing a rate case. Other water and other wastewater revenues consists primarily of fines, penalties, surcharges, and availability lot fees. Our performance obligation for tariff revenues is to provide potable water, wastewater treatment service, or delivery and sale of natural gas to customers. This performance obligation is satisfied over time as the services are rendered. The amounts that the Company has a right to invoice for tariff revenues reflect the right to consideration from the customers in an amount that corresponds directly with the value transferred to the customer for the performance completed to date.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

- Other Utility Revenues – Other utility revenues represent revenues earned primarily from: antenna revenues, which represents fees received from telecommunication operators that have put cellular antennas on our water towers; operation and maintenance and billing contracts, which represent fees earned from municipalities for our operation of their water or wastewater treatment services or performing billing services; and fees earned from developers for accessing our water mains, miscellaneous service revenue from gas distribution operations, gas processing and handling revenue, sales of natural gas at market-based rates and contracted fixed prices, sales of gas purchased from third parties, and other gas marketing activities. The performance obligations vary for these revenues, but all are primarily recognized over time as the service is delivered.

- Alternative Revenue Program:
    o Water / Wastewater Revenues – These revenues represent the difference between the actual billed utility volumetric water and wastewater revenues for Aqua Illinois and the revenues set in the last Aqua Illinois rate case. In accordance with the Illinois Commerce Commission, we recognize revenues based on the target amount established in the last rate case, and then record either a regulatory asset or liability based on the cumulative annual difference between the target and actual amounts billed, which results in either a payment from customers or a refund due to customers. The cumulative annual difference is either refunded to customers or collected from customers over a nine-month period.

    o Natural Gas Revenues – These revenues represent the weather-normalization adjustment ("WNA") mechanism in place for our natural gas customers served in Kentucky and, beginning in October 2024, for our natural gas customers in Pennsylvania. The WNA serves to minimize the effects of weather on the Company's results for its residential and small commercial natural gas customers. This regulatory mechanism adjusts revenues earned for the variance between actual and normal weather and can have either positive (warmer than normal) or negative (colder than normal) effects on revenues. Customer bills are adjusted in the heating season billing months, with rates adjusted for the difference between actual revenues and revenues calculated under this mechanism billed to the customers.

These revenue programs represent a contract between the utility and its regulators, not customers, and therefore are not within the scope of the FASB's accounting guidance for recognizing revenue from contracts with customers.

- Other and Eliminations – Other and eliminations consist of market-based revenues, which are earned through our non-regulated natural gas operations and Aqua Resources, and intercompany activities for revenue billed between our subsidiaries. Our non-regulated natural gas operations consist of utility service line protection solutions and repair services for households and the operation of gas marketing and production entities. Revenue is recognized and the performance obligation is satisfied over time as the service is delivered. Aqua Resources earned revenues and continues to earn revenue through third-party water and sewer service line protection and repair services. For the service line protection business, the performance obligations are allowing the use of our logo to a third-party water and sewer service line repair provider. Revenues are primarily recognized over time as service is delivered.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less, which are not restricted for construction activity, to be cash equivalents.

Under our cash management system, checks issued but not yet presented to banks would result in a negative bank balance or a book overdraft. The Company funds its book overdraft from its line of credit and operating cash

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

flows.   The balance of the book overdraft is reported as book overdraft in the accompanying consolidated balance sheets, and the change in the book overdraft balance is reported as cash flows from financing activities, due to our ability to fund the overdraft with the Company's credit facility.

Accounts Receivable ─ Accounts receivable are recorded at the invoiced amounts, which consists of billed and unbilled revenues. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in our existing accounts receivable and is determined based on lifetime expected credit losses, the aging of account balances, and consideration of current and expected future conditions. The Company reviews the allowance for doubtful accounts quarterly. Account balances are written off against the allowance when it is probable the receivable will not be recovered. When utility customers request extended payment terms, credit is extended based on regulatory guidelines, and collateral is not required.

Inventories – Materials and Supplies – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Inventory – Gas Stored – The Company accounts for gas in storage inventory using the weighted average cost of gas method.

Goodwill ─ Goodwill represents the excess cost over the fair value of net tangible and identifiable intangible assets acquired through acquisitions. Goodwill is not amortized but is tested for impairment annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Alternatively, based on our assessment of the qualitative factors previously noted or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the reporting unit's carrying amount of goodwill.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We assigned assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was assigned to the reporting units based on a combination of specific identification and relative fair values.

Determining the fair value of our reporting units involves the use of significant estimates and assumptions and considerable management judgment. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. We estimated the fair value of reporting units by weighting results from the market approach and the income approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry. Changes in market conditions, changes in the regulatory environment, pending or new legislation that could impact the ability to recover costs through regulated rates or other factors outside of our control, could cause us to change key assumptions and our judgment about a reporting unit's prospects. Similarly, in a specific period, a reporting unit could significantly underperform relative to its historical or projected future operating results. Either situation

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

could result in a meaningfully different estimate of the fair value of our reporting units, and a consequent future impairment charge.

During the fourth quarter of 2025, as part of the annual goodwill assessment as of October 1, 2025, we elected to perform qualitative goodwill impairment assessments on the goodwill attributable to our Regulated Natural Gas, our Regulated Water, and Other reporting units. Based on our analysis, we determined that none of the goodwill of our reporting units were impaired.

The following table summarizes the changes in the Company's goodwill:

	Regulated Water		Regulated Natural Gas	Other		Consolidated
Balance at December 31, 2023	$	58,450	$ 2,277,447	$ 4,841	$	2,340,738
Reclassifications to utility plant acquisition adjustment		(25)	-	-		(25)
Balance at December 31, 2024		58,425	2,277,447	4,841		2,340,713
Goodwill acquired (See Note 2)		7,850	-	-		7,850
Reclassifications to utility plant acquisition adjustment		(4)	-	-		(4)
Balance at December 31, 2025	$	66,271	$ 2,277,447 $	4,841	$	2,348,559

The reclassification of goodwill to utility plant acquisition adjustment results from either a regulatory order or a mechanism approved by the applicable utility commission. A regulatory order may provide for the one-time transfer of certain acquired goodwill. The mechanism provides for the transfer over time, and the recovery through customer rates, of goodwill associated with some acquisitions upon achieving specific objectives.

Intangible assets – The Company's intangible assets consist of customer relationships for our non-regulated natural gas operations and non-compete agreements with certain former employees of Peoples. These intangible assets are amortized on a straight-line basis over their estimated useful lives of fifteen years for the customer relationships and five years for the non-compete agreements.

Derivative Instruments – The Company's natural gas commodity price risk, driven mainly by price fluctuations of natural gas, is mitigated by its purchased-gas cost adjustment mechanisms. The Company also uses derivative instruments to economically hedge the cost of anticipated natural gas purchases during the winter heating months that seeks to offset the risk to the Company's utility customers from upward market price volatility. These strategies include requirements contracts, spot purchase contracts and underground storage to meet regulated customers' natural gas requirements that may have fixed or variable pricing. The variable price contracts qualify as derivative instruments; however, because the contract price is the prevailing price at the future transaction date the contract has no determinable fair value. The fixed price contracts and firm commitments to purchase a fixed quantity of gas in the future qualify for the normal purchases and normal sales exception that is allowed for contracts that are probable of delivery in the normal course of business and, as such, are accounted for under the accrual basis and are not recorded at fair value in the Company's consolidated financial statements.

Deferred Charges and Other Assets ─ Deferred charges and other assets consist primarily of assets held to compensate employees in the future who participate in the Company's deferred compensation plan, and prepaid pension and other post-retirement benefit plans assets, which amounted to $33,862 and $55,217 as of December 31, 2025; and $31,324 and $45,983 as of December 31, 2024, respectively. The assets of the deferred compensation plan are invested in mutual funds which are carried on the consolidated balance sheet at fair market value, and changes in fair value are included in other expense (income), refer to Note 13 – *Fair Value of Financial Instruments* for further details. Refer to Note 17 – *Pension Plans and Other Post-Retirement Benefit Plans* for further information on the prepaid pension and other post-retirement benefit plan assets.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Income Taxes — The Company accounts for some income and expense items in different time periods for financial and tax reporting purposes. Deferred income taxes are provided on specific temporary differences between the tax basis of the assets and liabilities, and the amounts at which they are carried in the consolidated financial statements. The income tax effect of temporary differences not currently included in rates is recorded as deferred taxes with an offsetting regulatory asset or liability. These deferred income taxes are based on the enacted tax rates expected to be in effect when such temporary differences are projected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Investment tax credits are deferred and amortized over the estimated useful lives of the related properties. Judgment is required in evaluating the Company's Federal and state tax positions. Despite management's belief that the Company's tax return positions are fully supportable, the Company establishes reserves when it believes that its tax positions are likely to be challenged and it may not fully prevail in these challenges. The Company's provision for income taxes includes interest, penalties and reserves for uncertain tax positions.

Customers' Advances for Construction and Contributions in Aid of Construction — Utility mains, other utility property or, in some instances, cash advances to reimburse the Company for its costs to construct utility mains or other utility property, are contributed to the Company by customers, real estate developers and builders in order to extend utility service to their properties. The value of these contributions is recorded as customers' advances for construction. Over time, the amount of non-cash contributed property will vary based on the timing of the contribution of the non-cash property and the volume of non-cash contributed property received in connection with development in our service territories. The Company makes refunds on these advances over a specific period of time based on operating revenues related to the property, or as new customers are connected to and take service from the applicable water main. After all refunds are made, any remaining balance is transferred to contributions in aid of construction for our regulated water business. Contributions in aid of construction include direct non-refundable contributions and the portion of customers' advances for construction that become non-refundable. For our regulated gas business, non-refundable contributions are netted against the cost of the related utility mains or other utility property.

Based on regulatory conventions in states where the Company operates, generally our subsidiaries depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Contributions in aid of construction and customers' advances for construction are deducted from the Company's rate base for rate-making purposes, and therefore, no return is earned on contributed property.

Stock-Based Compensation — The Company records compensation expense in the financial statements for stock-based awards based on the grant date fair value of those awards. Stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on either a straight-line basis, or the graded vesting method, which is generally commensurate with the vesting term.

Fair Value Measurements – The Company follows the FASB's accounting guidance for fair value measurements and disclosures, which defines fair value and establishes a framework for using fair value to measure assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, assets that are measured at fair value using the net asset value ("NAV") per share practical expedient are not classified in the fair value hierarchy.   There have been no changes in the valuation techniques used to measure fair value or asset or liability transfers between the levels of the fair value hierarchy for the years ended December 31, 2025 and 2024.

Recent Accounting Pronouncements –

Pronouncements to be adopted upon the effective date:

In November 2024, the FASB issued ASU 2024-03, "*Income Statement Reporting–Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses*". The standard update improves the disclosures about a public business entity's expenses by requiring more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation and amortization) included within income statement expense captions. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard updates are to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of adoption of the standard update on its financial statement disclosures.

In March 2024, the U.S. Securities and Exchange Commission (SEC) issued its final climate disclosure rule, which requires the disclosure of Scope 1 and Scope 2 greenhouse gas emissions and other climate-related topics in annual reports and registration statements, when material. A number of petitions have been filed in federal courts seeking to challenge the SEC's climate disclosure rule. As a result, in April 2024, the SEC placed a pause on its implementation of the new rule.   Depending on the outcome of the proceedings, we will include the required disclosures once it becomes effective.

Pronouncements adopted during the fiscal year:

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (*Topic 740*): Improvements to Income Tax Disclosures"*. The ASU enhances the transparency and decision usefulness of income tax disclosures and is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We adopted this ASU on a prospective basis, starting with this 2025 annual report.

Recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company.

Note 2 – *Water and Wastewater Utility Acquisitions*

Completed Acquisitions
In July 2025, the Company acquired the wastewater utility system of the City of Beaver Falls, Pennsylvania for $37,750. The system serves approximately 3,200 customers in the City of Beaver Falls and also provides bulk transmission and treatment service for approximately 3,800 equivalent dwelling units in seven nearby municipalities.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The preliminary purchase price allocation for this acquisition consisted primarily of property, plant and equipment of $29,900 and goodwill of $7,850.

In April 2025, the Company acquired the Village of Midvale's water system in Ohio, which serves approximately 1,000 customers for $2,950.

In January 2025, the Company acquired Greenville Sanitary Authority's wastewater utility assets, which serve approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

In October 2024, the Company acquired wastewater utility assets in Morgan County, Indiana, which serve approximately 100 customers for $500.

In May 2024, the Company acquired the wastewater utility assets of Westfield HOA, which serve approximately 200 customers within Westfield Homeowners Subdivision in Glenview, Illinois for a cash purchase price of $67.

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. Additionally, in July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424.

In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547.

In March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2025 are $2,600.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2024 were $95 in 2025 and $32 in 2024.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2023 were $9,332 in 2025, $7,715 in 2024, and $3,290 in 2023.

Except for the City of Beaver Falls, Pennsylvania acquisition, the purchase price allocation for the above water and wastewater utility acquisitions consisted primarily of property, plant and equipment. The pro forma effect of the utility systems acquired is not material either individually or collectively to the Company's results of operations.

Pending Acquisitions

In October 2024, the Company entered into a purchase agreement to acquire Integra Water Texas, LLC's wastewater system assets in Bastrop County, Texas, which serves approximately 1,100 customers for $4,400.

In June 2024, the Company entered into a purchase agreement to acquire private water and wastewater utility assets in Harris County, Texas, which serves approximately 400 equivalent retail customers for $1,125.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In September 2023, the Company entered into a purchase agreement to acquire Greenville Municipal Water Authority's water system in Greenville, Pennsylvania which serves approximately 3,000 customers for $18,000.

The purchase price for each of these pending acquisitions is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of these acquisitions by utilizing our commercial paper program and revolving credit facility until permanent debt and common equity are secured. These pending acquisitions are expected to close during the first half of 2026. Closings for our utility acquisitions are subject to the timing of the respective regulatory approval processes.

East Whiteland Purchase Agreement

On July 29, 2022, the Pennsylvania Public Utility Commission issued an order (the "PUC Order") approving the Company's acquisition of the municipal wastewater assets of East Whiteland Township, Chester County, Pennsylvania, which serves 4,018 customers (the "East Whiteland Wastewater Assets"). On August 12, 2022, the Company acquired the East Whiteland Wastewater Assets for a cash purchase price of $54,374. Subsequently on August 25, 2022, the Office of Consumer Advocate ("OCA") filed an appeal of the PUC Order to the Pennsylvania Commonwealth Court. On July 31, 2023, a decision was issued by the Pennsylvania Commonwealth Court, in which the Pennsylvania Commonwealth Court agreed with the OCA and reversed the PUC order which approved the acquisition. On September 26, 2023, the Pennsylvania Commonwealth Court denied our motion for reargument. On October 26, 2023, the Company, the Pennsylvania Public Utility Commission, and East Whiteland Township filed an appeal to the Pennsylvania Supreme Court. East Whiteland Township filed to Supplement its Petition for Allowance of Appeal on January 2, 2024. Oral arguments before the Pennsylvania Supreme Court took place on May 14, 2025. On December 16, 2025, a decision was issued by the Pennsylvania Supreme Court that reversed the Pennsylvania Commonwealth Court's decision and upheld the PUC's approval of the sale of East Whiteland Wastewater Assets to the Company.

DELCORA Purchase Agreement

In 2019, the Company entered into a purchase agreement to acquire the wastewater utility system assets of the Delaware County Regional Water Quality Control Authority ("DELCORA"), which consist of approximately 16,000 customers, or the equivalent of 198,000 retail customers, in 42 municipalities in Southeast Pennsylvania for $276,500. There are several legal proceedings involving the Company as a result of the purchase agreement that are on-going. The purchase price for this pending acquisition is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of this acquisition with a mix of equity and debt financing, utilizing our commercial paper program and revolving credit facility until permanent debt is secured. Closing of our acquisition of DELCORA is subject to regulatory approval and on-going litigation.

Note 3 – *Dispositions*

In January 2024, the Company completed the sale of its interest in three non-utility local microgrid and distributed energy projects for $165,000. This sale resulted in the recognition of a gain of $91,236 during the first quarter of 2024, which is included in other expense (income) in the accompanying consolidated statement of operations.

In October 2023, the Company closed on the sale of its regulated natural gas utility assets in West Virginia, which served approximately 13,000 customers or about two percent of the Company's regulated natural gas customers ("Peoples Gas West Virginia"). Initially the sale closed for an estimated purchase price of $39,965, subject to working capital and other adjustments. In March 2024, the Company received an additional $1,213 from the buyer. The additional proceeds were based on finalizing closing working capital and other adjustments, resulting in a final

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

purchase price of $41,178 and a loss of an inconsequential amount. The sale concluded the Company's regulated utility operations in West Virginia. The sale of the Peoples Gas West Virginia utility assets had no major effect on the Company's operations and did not meet the requirements to be classified as discontinued operations.

The Company used the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances.

Note 4 – *Property, Plant and Equipment*

	December 31,		Approximate Range of Useful Lives	Weighted Average Useful Life
	2025	2024		
Regulated Water segment:				
Utility plant and equipment				
Mains and accessories	$ 5,023,290	$ 4,781,229	35-90 years	66 years
Services, hydrants, treatment plants and reservoirs	3,567,271	3,315,076	5-83 years	53 years
Operations structures and water tanks	465,054	448,040	15-75 years	49 years
Miscellaneous pumping and purification equipment	1,522,970	1,328,806	3-78 years	42 years
Meters, transportation and other operating equipment	1,245,867	1,152,416	5-88 years	30 years
Land and other non-depreciable assets	142,746	141,835	-	-
Utility plant and equipment - regulated water segment	11,967,198	11,167,402		
Utility construction work in progress	415,527	405,751	-	-
Net utility plant acquisition adjustment	(8,258)	(5,627)	10-53 years	22 years
Non-utility plant and equipment	22,721	20,073	17-64 years	55 years
Property, Plant and Equipment - Regulated Water segment	12,397,188	11,587,599		
Regulated Natural Gas segment:				
Natural gas transmission	469,806	444,560	22-97 years	61 years
Natural gas storage	65,844	62,706	30-89 years	45 years
Natural gas gathering and processing	156,078	155,470	22-80 years	48 years
Natural gas distribution	3,828,813	3,279,497	21-73 years	53 years
Meters, transportation and other operating equipment	663,979	637,712	5-61 years	24 years
Land and other non-depreciable assets	16,099	4,839	-	-
Utility plant and equipment - Regulated Natural Gas segment	5,200,619	4,584,784		
Utility construction work-in-progress	92,910	102,994	-	-
Property, plant and equipment - Regulated Natural Gas segment	5,293,529	4,687,778		
Total property, plant and equipment	$ 17,690,717	$ 16,275,377		

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 5 – *Accounts Receivable*

	December 31,			
	2025		**2024**	
Billed utility revenue	$	257,735	$	211,168
Other		21,150		14,295
		278,885		225,463
Less allowance for doubtful accounts		61,694		58,941
Net accounts receivable	$	217,191	$	166,522

As of December 31, 2025, the Company's utility customers are located principally in the following states: 66% in Pennsylvania, 9% in Ohio, 6% in North Carolina, 5% in Texas, and 5% in Illinois. No single customer accounted for more than one percent of the Company's utility operating revenues during the years ended December 31, 2025, 2024, and 2023. The following table summarizes the changes in the Company's allowance for doubtful accounts:

		2025		2024		2023
Balance at January 1,	$	58,941	$	60,573	$	63,981
Amounts charged to expense		22,227		21,865		23,209
Accounts written off		(25,502)		(24,190)		(27,759)
Recoveries of accounts written off and other		6,028		693		1,142
Balance at December 31,	$	61,694	$	58,941	$	60,573

Note 6 – *Regulatory Assets and Liabilities*

Regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. Except for income taxes, utility plant retirement costs and water tank painting costs, regulatory assets and regulatory liabilities are excluded from the Company's rate base and do not earn a return. The components of regulatory assets and regulatory liabilities are as follows:

	December 31, 2025		December 31, 2024	
	Regulatory Assets	Regulatory Liabilities	Regulatory Assets	Regulatory Liabilities
Income taxes	$ 1,897,167	$ 450,713	$ 1,712,714	$ 528,656
Purchased gas costs	18,253	-	21,366	413
Utility plant retirement costs	39,928	81,918	29,146	75,270
Post-retirement benefits	66,302	158,627	80,875	160,851
Accrued vacation	451	-	418	-
Water tank painting	12,357	-	11,242	-
Fair value adjustment of long-term debt assumed in acquisition	23,234	-	30,603	-
Debt refinancing	10,595	-	11,587	-
Rate case filing expenses and other	41,161	23,229	42,689	1,325
	$ 2,109,448	$ 714,487	$ 1,940,640	$ 766,515

Items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related to specific differences between tax and book depreciation expense, are recognized in the rate setting process on a cash basis or as a reduction in current income tax expense and will be recovered as they reverse. Amounts include differences that arise between specific utility asset improvement costs capitalized for book and deducted as an expense for tax purposes. Additionally, the recording of AFUDC for equity funds results in the recognition of a regulatory asset for income taxes, which represents amounts due related to the revenue requirement. The Company records regulatory assets when a valuation allowance is recorded on deferred tax assets, associated with state NOLs

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

that the Company does not believe are more likely than not to be realized, and are expected to be fully recovered from customers in future rates. Regulatory liabilities are refundable in future rate filings based on the difference between the amount of the income tax benefits that were incorporated into the Company's cost of service in its latest rate case as compared to the actual income tax benefits recognized.

A portion of the income taxes regulatory liability is related to Peoples Natural Gas' income tax accounting change for the tax benefits realized for the periods prior to adoption of a tax accounting method change for certain qualifying infrastructure investments. In May 2021, the Company received a regulatory order directing the Company to refund the catch-up adjustment to its utility customers over a five-year period, which was initiated by the Company in August 2021, and, in December 2024, extended this refund period to ten years or up to August 2031. In 2022, the Company made a similar change for its Peoples Gas and Aqua New Jersey subsidiaries, resulting in the recognition of a regulatory liability for each of these subsidiaries for the tax benefits prior to the year of adoption.

The regulatory asset or liability for purchased gas costs reflects the differences between actual purchased gas costs and the levels of recovery for these costs in current rates. The unrecovered costs are recovered and the over-recovered costs are refunded in future periods, typically within a year, through quarterly and annual filings with the applicable state regulatory agency.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that will be recovered in future rates over a five year recovery period. The regulatory liability for utility plant retirement costs represents amounts recovered through rates during the life of the associated asset and before the costs are incurred.

The regulatory asset for accrued vacation represents costs that would otherwise be charged to operations and maintenance expense for vacation that is earned by employees, which is recovered as a cost of service.

The regulatory asset for post-retirement benefits, which includes pension and other post-retirement benefits, primarily reflects a regulatory asset that has been recorded for the costs that would otherwise be charged to stockholders' equity for the underfunded status of the Company's pension and other post-retirement benefit plans. The Company also has a regulatory asset related to post-retirement benefits costs that represent costs already incurred which are now being or anticipated to be recovered in rates over a period ranging from approximately 10 to 37 years. The regulatory liability for post-retirement benefits represents costs recovered in rates in excess of post-retirement benefits expense.

Expenses associated with water tank painting are deferred and amortized over a period of time as approved in the regulatory process. Water tank painting costs are generally being amortized over a period ranging from 10 to 20 years. The regulatory liability for water tank painting costs represents amounts recovered through rates and before the costs are incurred.

The Company recorded a fair value adjustment for fixed rate, long-term debt assumed in acquisitions that matures in various years ranging from 2024 to 2033. The regulatory asset or liability results from the rate setting process continuing to recognize the historical interest cost of the assumed debt.

The regulatory asset for debt refinancing represents a portion of a make whole payment of $25,237 incurred in 2019 for the Company's redemption of $313,500 of the Company's outstanding notes that had maturities ranging from 2019 to 2037 and interest rates ranging from 3.57% to 5.83%. The Company deferred a portion of the make whole payment as it represents an amount by which we expect to receive prospective rate recovery.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The regulatory asset related to rate case filing expenses and other represents the costs associated with filing for rate increases that are deferred and amortized over periods that generally range from one year to five years, and costs incurred by the Company for which it has received or expects to receive rate recovery. Other regulatory assets and liabilities also include the financial impacts of customer-owned lead service line replacement costs and regulatory balancing accounts. Regulatory balancing accounts represent the difference between revenues recognized and authorized revenue requirements until they are recovered from customers, and low-income customer assistance programs. In 2025, other regulatory liabilities also include $9,738 of class action lawsuit settlement proceeds allocated to Aqua North Carolina and Aqua Virginia. See Note 10 – *Commitments and Contingencies* for further information.

The regulatory asset related to the costs incurred for information technology software projects and water main cleaning and relining projects are described in Note 1 – *Summary of Significant Accounting Policies – Property, Plant and Equipment and Depreciation*.

Note 7 – *Convertible Note Investment*

On August 27, 2025, the Company, through its wholly owned subsidiary, Aqua Infrastructure, entered into a convertible promissory note purchase agreement with IEP Hummingbird Energy LLC ("IEP") whereby the Company agreed to purchase convertible notes ("Convertible Note Investment") in the aggregate principal amount of $26,000 through January 2026. IEP, a subsidiary of International Electric Power III, LLC, shall use the proceeds for the development of a gas-fired plant to power a data center being developed in Greene County, PA. The Convertible Note Investment bears zero interest, includes a fixed $16,500 loan fee concurrently payable to the Company at maturity with the principal amount of the notes on September 30, 2026, and contains conversion rights into equity at any time on or after maturity or upon certain triggering events, such as a project financial closing or equity financing, as defined in the agreement. The agreement also grants the Company the right of first refusal to certain water and gas business opportunities and additional equity kickers upon the occurrence of a financing event or change of control. As of December 31, 2025, the Company has purchased a total of $25,125 of convertible notes from IEP.

Due to a change in project scope to focus on grid provided power, on January 20, 2026, the Company received $20,000, representing the reimbursement of the deposit paid to the gas turbine manufacturer. The Company continues to be an investor in the project via its remaining convertible notes holdings and continues to have a right of first refusal to certain water and gas business opportunities.

The Convertible Note Investment is accounted for as an available-for-sale debt security under Accounting Standards Codification 320, *Investments – Debt Securities*. The Company elected to measure the Convertible Note Investment using the fair value option, wherein bifurcation of an embedded derivative is not necessary, and all the related gains and losses due to change in fair value are reflected in Other expense (income) in the accompanying consolidated statement of operations.

As of December 31, 2025, $20,000 of the Convertible Note Investment is presented within Prepayments and other current assets, and the remaining $5,125 is classified as a long-term asset in the accompanying consolidated balance sheets. Changes in the fair value of this Level 3 investment (see Note 13) for year ended December 31, 2025 were as follows:

	Cost	Unrealized Gains (Losses)	Fair Value as of December 31, 2025
Convertible Note Investment	$ 25,125	$ -	$ 25,125

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company is not a primary beneficiary of IEP as it does not have both (1) the power to direct the activities that most significantly impact IEP's economic performance, and (2) the obligation to absorb losses or the right to receive benefits that could be significant to IEP. Therefore, the Company is not required to consolidate IEP in its financial statements. The Company reconsiders whether it is the primary beneficiary on an ongoing basis. The Company's maximum risk of loss is limited to $5,125, which represents the long-term portion of the Convertible Note Investment.

Note 8 – *Income Taxes*

Income tax benefit for the years ended December 31, is comprised of the following:

	Years Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ -	$ -	$ 1,913
State	6,623	5,920	11,487
	6,623	5,920	13,400
Deferred:			
Federal	1,521	(4,583)	(103,617)
State	(4,699)	(23,173)	23,772
	(3,178)	(27,756)	(79,845)
Total income tax expense/(benefit)	$ 3,445	$ (21,836)	$ (66,445)

The statutory Federal tax rate is 21% for 2025, 2024, and 2023. For states with a corporate net income tax, the state corporate net income tax rates range from 2.25% to 9.50% for the years presented. The Company's effective income tax rate for 2025, 2024, and 2023 was 0.6%, (3.8)%, and (15.4)%, respectively. The Company remains subject to examination by federal and state tax authorities for the tax years of 2022 through 2025.

The differences between income taxes expected at the federal statutory rate and the reported income tax benefit are described below:

	Year Ended December 31,	
	2025	
	Amount	Percentage
US Federal statutory tax rate	$ 130,166	21.0%
State and local income tax, net of Federal income tax effect [a]	2,336	0.4%
Changes in valuation allowances	108	0.0%
Nontaxable or nondeductible items	7,948	1.3%
Changes in unrecognized tax benefits	1,294	0.2%
Other adjustments:		
Plant basis differences	(114,892)	(18.6%)
Amortization of excess deferred income taxes	(6,476)	(1.0%)
Release of income tax reserve regulatory liability [b]	(10,218)	(1.6%)
Other	(6,821)	(1.1%)
Actual income tax expense	$ 3,445	0.6%

[a] Pennsylvania accounts for the majority of state and local income tax, net of federal income tax effect.
[b] Release of income tax reserve regulatory liability of ($22,575) of which ($12,357) is included in state and local income tax, net of federal income tax effect.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

| | Years Ended December 31, | |
	2024	2023
Computed Federal tax expense at statutory rate	$ 120,430	$ 90,674
Decrease in Federal tax expense related to the flow through benefit of repair deductions	(107,853)	(117,370)
Amortization of deferred benefit from repair method changes	(18,454)	(18,454)
State income taxes, net of Federal tax benefit	(13,745)	(15,115)
Amortization of excess deferred income taxes	(5,971)	(8,324)
Net change in unrecognized tax benefit	288	(4,796)
Valuation allowance for deferred tax assets	4,747	8,148
Other, net	(1,278)	(1,208)
Actual income tax benefit	$ (21,836)	$ (66,445)

As of December 31, 2025, and 2024, a change in valuation allowance for state deferred tax assets in the amounts of $(14,758) and $(4,206), respectively, are included in state income taxes, net of federal tax benefit above.

The Company uses the flow-through method to account for the repairs tax deduction for qualifying utility infrastructure at its regulated Pennsylvania and New Jersey subsidiaries. The flow-through method of recording income tax benefits results in a reduction to current income tax expense and is included in utility customers' rates. The Company's regulated Pennsylvania subsidiaries are subject to a collar mechanism. Amounts recognized above or below the collar are required to be recorded as either a regulatory asset or liability, subject to disposition in the next base rate case.

In April 2023, the Internal Revenue Service issued Revenue Procedure 2023-15 which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. In the second quarter of 2023, based on the tax legislative guidance that was issued, the Company reevaluated the uncertain tax positions related to the Regulated Water segment and reclassified a portion of its historical income tax reserves as a regulatory liability until accounting treatment is determined in its next base rate case. In the first quarter of 2025, based on the rate order received by Aqua Pennsylvania, the Company released $22,575 of income tax reserve regulatory liability, while the remaining the tax benefit of $4,874 will be refunded to customers through base rates over a two-year period.

In September 2024, the Pennsylvania Public Utility Commission issued a rate order to Peoples Natural Gas approving several tax related settlements. Accordingly, in December 2024, the Company filed an updated Tax Repairs surcredit calculation with the Public Utility Commission to reflect the updated catch-up adjustment that should be returned to customers effective January 1, 2025, with extension of the original 481(a) amortization period from 5 to 10 years. Beginning January 1, 2025, no state tax benefit is being returned to customers in the approved base rates, as the state NOLs cannot be utilized presently.

The following table provides the changes in the Company's unrecognized tax benefits:

	2025	2024	2023
Balance at January 1,	$ 8,207	$ 7,898	$ 18,217
Impact of current year activity	(315)	309	7,219
Effect of Pennsylvania tax rate change	(122)		
Decrease for prior year tax positions	-	-	(17,538)
Balance at December 31,	$ 7,770	$ 8,207	$ 7,898

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. From time to time, the Company may be assessed interest and penalties by taxing authorities, which would be recorded as income tax expense. During the years ended December 31, 2025, 2024, and 2023, there were expenses of $75, $216, and $23 for interest and penalties related to uncertain tax positions. As of December 31, 2025, 2024, and 2023, the Company recognized liabilities of $435, $360, and $144, respectively, for interest and penalties related to its uncertain tax positions.

The unrecognized tax benefits from uncertain tax positions are attributable to temporary differences. The Company does not anticipate material changes to its unrecognized tax benefits within the next year. As a result of the regulatory treatment afforded by the income tax accounting change in Pennsylvania and despite this position being a temporary difference, as of December 31, 2025, 2024, and 2023, $8,408, $7,216, and $6,918, respectively, of these tax benefits would have an impact on the Company's effective income tax rate in the event the Company does sustain all, or a portion, of its tax position.

The following table provides the components of net deferred tax liability:

	December 31,	
	2025	2024
Deferred tax assets:		
Tax attributes and credit carryforwards	$ 513,724	$ 494,318
Tax effect of regulatory liabilities for post-retirement benefits	43,324	44,567
Costs expensed for book not deducted for tax, principally accrued expenses	25,102	19,642
Customers' advances for construction	18,537	26,394
Operating lease liabilities	7,524	9,532
Post-retirement benefits	-	1,638
Other	20	2,937
	608,231	599,028
Less valuation allowance	(178,597)	(166,249)
	$ 429,634	$ 432,779
Deferred tax liabilities:		
Utility plant, principally due to depreciation and differences in the basis of fixed assets due to variation in tax and book accounting	$ 2,020,858	$ 1,820,785
Deferred taxes associated with the gross-up of revenues necessary to recover the effect of temporary differences in rates	468,647	408,624
Tax effect of regulatory assets for post-retirement benefits	17,932	22,151
Operating lease right-of-use assets	6,883	8,486
Deferred investment tax credit	4,432	4,601
Post-retirement benefits	1,002	-
	$ 2,519,754	$ 2,264,647
Net deferred tax liability	$ 2,090,120	$ 1,831,868

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes the changes in the Company's valuation allowance for deferred tax assets:

	2025		2024		2023
Balance at January 1,	$	166,249	$	149,486	$	38,940
Amounts charged to expense		14,866		542		16,311
Amounts charged to regulatory assets		(2,518)		16,221		94,235
Balance at December 31,	$	178,597	$	166,249	$	149,486

At December 31, 2025, the Company has a cumulative Federal NOL of $1,494,786. The Company believes the Federal NOLs are more likely than not to be recovered and require no valuation allowance. The Company's Federal NOLs will begin to expire in 2032.

At December 31, 2025, the Company has a cumulative state NOL of $3,063,726, a portion of which is offset by a valuation allowance. The Company believes a portion of its Regulated Natural Gas segment state NOLs is not likely to be realized due to its continuous investments in qualifying infrastructure resulting in the recording of a valuation allowance in 2023. The Company recorded a regulatory asset for the portion of the valuation allowance that is expected to be fully recovered from customers in future rates. At December 31, 2025, the Company has a cumulative state valuation allowance of $2,612,828. The state NOL began expiring in 2023.

At December 31, 2025, the Company's Federal and state NOL carryforwards are reduced by an unrecognized tax position of $22,538 and $16,670, respectively, which results from the Company's presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amounts of the Company's Federal and state NOL carryforwards net of the unrecognized tax positions are $1,472,249 and $3,047,056, respectively. The Company records its unrecognized tax benefit as a component of its net deferred income tax liability.

At December 31, 2025, the Company has a cumulative Federal charitable contribution of $61,917, on which a valuation allowance of $61,917 has been recorded as the Company determined it is more likely than not they will expire before they are utilized within the carryforward period.

At December 31, 2025, the Company has a cumulative state charitable contribution of $56,916 on which a valuation allowance of $56,916 has been recorded as the Company does not believe these state charitable contributions are more likely than not to be realized.

On July 4, 2025, H.R.1 – One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA includes significant provisions such as the permanent extension of certain expiring provisions of the 2017 Tax Cuts and Jobs Act. The OBBBA did not have a significant impact to our consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 9 – *Taxes Other than Income Taxes*

The following table provides the components of taxes other than income taxes:

| | Years Ended December 31, | | |
	2025	2024	2023
Property	$ 36,920	$ 34,569	$ 32,790
Gross receipts, excise and franchise	17,231	17,801	17,985
Payroll	23,772	22,930	21,628
Regulatory assessments	8,777	7,836	7,451
Pumping fees	6,369	8,049	6,405
Other	(297)	3,449	3,949
Total taxes other than income taxes	$ 92,772	$ 94,634	$ 90,208

Note 10 – *Commitments and Contingencies*

Commitments –

The Company maintains agreements with other water purveyors for the purchase of water to supplement its water supply, particularly during periods of peak demand. The agreements stipulate purchases of minimum quantities of water to the year 2032. The estimated annual commitments related to such purchases through 2030 are expected to average $1,966, and the aggregate of the years remaining approximates $1,949.

The Company has entered into purchase obligations, in the ordinary course of business, that include agreements for water treatment processes at some of its wells in a small number of its divisions. The 20 year term agreement provides for the use of treatment equipment and media used in the treatment process and are subject to adjustment based on changes in the Consumer Price Index. The future contractual cash obligations related to these agreements are as follows:

2026	2027	2028	2029	2030	Thereafter
$ 1,263	$ 1,272	$ 952	$ 981	$ 1,010	$ 1,042

The Company's natural gas supply is provided by sources on the interstate pipeline system and from local western Pennsylvania gas well production. The Company has various interstate pipeline service agreements that provide for firm transportation capacity, firm storage capacity, and other services and include capacity reservation charges based upon the maximum daily and annual contract quantities set forth in the agreements. Some of these agreements have minimum volume obligations and are transacted at applicable tariff and negotiated rates to the year 2034. The estimated annual commitments related to such purchases through 2030 are expected to average $266,931, and the aggregate of the years remaining beyond 2030 approximates $862,525.

The purchased water, water treatment, and purchased gas expenses under these agreements were as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
Purchased water under long-term agreements	$ 6,612	$ 7,633	$ 6,752
Water treatment expense under contractual agreement	$ 1,210	$ 1,125	$ 1,103
Purchased natural gas under long-term agreements	$ 403,817	$ 277,009	$ 352,306

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

On October 25, 2025, the Company entered into an agreement with a financial advisor ("Advisor") for services to be rendered in connection with the consummation of a Merger with American Water, pursuant to which the Company will pay the Advisor a fee of $60,000 ("Transaction Fee") upon the achievement of certain milestones. If the Merger fails to close, a termination fee equal to 10% of any compensation payable to the Company will be due to the Advisor, but not to exceed the Transaction Fee. As of December 31, 2025, the Company has paid $12,000 of the Transaction Fee.

Contingencies – The Company is routinely involved in various disputes, claims, lawsuits and other regulatory and legal matters, including both asserted and unasserted legal claims, in the ordinary course of business. The status of each such matter, referred to herein as a loss contingency, is reviewed and assessed in accordance with applicable accounting rules regarding the nature of the matter, the likelihood that a loss will be incurred, and the amounts involved. As of December 31, 2025, the aggregate amount of $23,363 is accrued for loss contingencies and is reported in the Company's consolidated balance sheet as other accrued liabilities and other liabilities. These accruals represent management's best estimate of probable loss (as defined in the accounting guidance) for loss contingencies or the low end of a range of losses if no single probable loss can be estimated. For some loss contingencies, the Company is unable to estimate the amount of the probable loss or range of probable losses. Further, Essential Utilities has insurance coverage for certain of these loss contingencies, and as of December 31, 2025, estimates that approximately $769 of the amount accrued for these matters are probable of recovery through insurance, which amount is also reported in the Company's consolidated balance sheet as deferred charges and other assets, net.

During a portion of 2019, the Company initiated a do not consume advisory for some of its customers in one division served by the Company's Illinois subsidiary. The do not consume advisory was lifted in 2019, and, in 2022, the water system was determined to be in compliance with the federal Lead and Copper Rule. The Company has accrued for the penalty and other fees that will be paid as a result of a settlement that was reached with the state and local regulators and approved by the Illinois court with jurisdiction over this matter in July 2024. In addition, on September 3, 2019, two individuals, on behalf of themselves and those similarly situated, commenced an action against the Company's Illinois subsidiary in the State court in Will County, Illinois related to this do not consume advisory. The complaint seeks class action certification, attorney's fees, and "damages, including, but not limited to, out of pocket damages, and discomfort, aggravation, and annoyance" based upon the water provided by the Company's subsidiary to a discrete service area in University Park, Illinois. The complaint contains allegations of damages as a result of supplied water. In December, 2024, the State court in Will County, Illinois dismissed the case against the Company, and plaintiffs have filed an appeal of that decision. In addition, plaintiffs commenced similar actions in federal court and in front of two state agencies. The Company has an accrual for the amount of loss asserted in the complaint that we determined to be probable and estimable of being incurred. The Company is vigorously defending against this claim. While the final outcome of this claim cannot be predicted with certainty, and unfavorable outcomes could negatively impact the Company, at this time in the opinion of management, the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Further, the Company submitted a claim for the expenses incurred to its insurance carrier for potential recovery of a portion of these costs and is currently in litigation with one of its carriers seeking to enforce its claims, and recently prevailed in the Third Circuit Court of Appeals which held that the insurance carrier possessed a duty to defend. In February 2025, the Company received $5,602 in related insurance proceeds for a portion of expenses incurred by the Company. The Company continues to assess the potential loss contingency on this matter.

A number of the Company's subsidiaries are parties to several lawsuits against manufacturers of certain per- and polyfluoroalkyl substances or compounds ("PFAS") for damages, contribution and reimbursement of costs incurred and continuing to be incurred to address the presence of such PFAS in public water supply systems owned and operated by these utility subsidiaries throughout its service area. One such suit to which the Company is a party is a multi-district litigation (the "MDL") lawsuit which commenced on December 7, 2018, in the United States District

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Court for the District of South Carolina. Several defendants in such lawsuit have agreed to settle.   In 2024, the MDL court granted approval of the DuPont, 3M, Tyco Fire Products LP, and BASF Corp class action settlements. The Company submitted the phase one public water system claims requirements, and will submit other requirements within the time period provided by the MDL court. The total amount of recovery by the Company is uncertain. During the second half of 2025, the Company received a total of $46,166, representing a portion of its share of the settlement reached with 3M and DuPont, net of legal fees and settlement costs. The Company recorded $84 as a credit to claims expense and $9,739 of the proceeds allocated to its North Carolina and Virginia water and wastewater subsidiaries as regulatory liabilities, pursuant to regulatory orders issued by the public utility commissions from such states regarding the treatment of PFAS settlement costs.   The remaining proceeds received that were allocated to the Company's other water and wastewater subsidiaries totaling $36,343 were recorded within Deferred Credits and Other Non-current liabilities in the accompanying consolidated balance sheet, pending recommendations or orders from the respective public utility commissions on treatment of the amounts. The Company anticipates receiving additional settlement payments from the MDL lawsuit defendants over the next ten years.

The Company's gas subsidiary was served with lawsuits surrounding a home explosion in August 2023 in which six individuals lost their lives. The twelve lawsuits bring the actions against several other defendants and seek damages for loss of life, property, emotional distress, and other damage. The Company is vigorously defending against this claim. While the final outcome of this claim cannot be predicted with certainty, and unfavorable outcomes could negatively impact the Company, at this time in the opinion of management, the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Although the results of legal proceedings cannot be predicted with certainty, other than disclosed above, there are no pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its properties is the subject that are material or are expected to have a material effect on the Company's financial position, results of operations or cash flows.

In addition to the aforementioned loss contingencies, the Company self-insures a portion of its employee medical benefit program, and maintains stop-loss coverage to limit the exposure arising from these claims. The Company's estimated liability for these claims totaled $4,934 and $2,295 at December 31, 2025 and 2024, respectively, and represents an accrual for unpaid claim costs, including an estimate for the cost of incurred but not reported claims.

On October 1, 2025, the Company established a wholly-owned captive insurance company, Utility Insurance LLC, incorporated in the State of Utah, whose principal activity at this time is to provide insurance and reinsurance coverage for a portion of the Company's general liability, property, workers compensation, auto liability, cyber, and management liability risks.

Note 11 – *Leases*

The Company leases land, office facilities, office equipment, and vehicles for use in its operations, which are accounted for as operating leases. Leases with a term of 12 months or less are not recorded on the balance sheet; rather, lease expense is recognized over the lease term. Our leases have remaining lives of 1 to 69 years.

Some of the Company's leases can be extended on a month-to-month basis, which allow us to terminate the lease at any given month without penalty while others include options to extend the leases for up to 50 years. The renewal of a month-to-month lease is at our sole discretion.

The Company accounts for lease and non-lease components of lease arrangements separately. For calculating lease liabilities, we may deem lease terms to include options to extend or terminate the lease when it's reasonably certain

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

that we will exercise that option. The Company's lease agreements do not contain significant residual value guarantees, restrictions or covenants.

Lease liabilities and corresponding right-of-use assets are recorded based on the present value of the lease payments over the expected lease term, including leases with variable payments that are based on a market rate or an index and net of any impairment. All other variable payments are expensed as incurred. Since the Company's lease agreements do not provide an implicit interest rate, we utilize our incremental borrowing rate to determine the discount rate used to present value the lease payments.

	Years Ended December 31,		
	2025	2024	2023
Components of lease expense were as follows:			
Operating lease cost	$ 9,201	$ 9,821	$ 9,307

	Years Ended December 31,	
	2025	2024
Supplemental cash flow information related to leases was as follows:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 9,254	$ 8,148

	December 31,	
	2025	2024
Supplemental balance sheet information related to leases was as follows:		
Operating leases:		
Operating lease right-of-use assets	$ 25,923	$ 31,263
Other accrued liabilities	$ 6,663	7,591
Operating lease liabilities	21,608	27,447
Total operating lease liabilities	$ 28,271	$ 35,038

	December 31,	
	2025	2024
Weighted average remaining lease term:		
Operating leases	10.7 years	10.2 years
Weighted average discount rate:		
Operating leases	5.07%	5.15%

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Maturities of operating lease liabilities and a reconciliation of the operating lease liabilities reported on our consolidated balance sheets as of December 31, 2025 are as follows:

	Operating Leases
2026	$ 7,906
2027	7,663
2028	6,988
2029	1,094
2030	602
Thereafter	12,225
Total operating lease payments	$ 36,478
Total operating lease payments	$ 36,478
Less operating lease liabilities	28,271
Present value adjustment	$ 8,207

Note 12 – *Long-term Debt and Loans Payable*

Long-term Debt – The consolidated statements of capitalization provide a summary of long-term debt as of December 31, 2025 and 2024. The supplemental indentures with respect to specific issues of the first mortgage bonds restrict the ability of Aqua Pennsylvania and other operating subsidiaries of the Company to declare dividends, in cash or property, or repurchase or otherwise acquire the stock of these companies. Loan agreements for Aqua Pennsylvania and other operating subsidiaries of the Company have restrictions on minimum net assets. As of December 31, 2025, restrictions on the net assets of the Company were $5,321,334 of the total $6,857,456 in net assets. As of December 31, 2025, $2,924,447 of Aqua Pennsylvania's retained earnings of $2,944,447 and $431,127 of the retained earnings of $646,538 of other subsidiaries were free of these restrictions. Some supplemental indentures also prohibit Aqua Pennsylvania and some other subsidiaries of the Company from making loans to, or purchasing the stock of, the Company.

Sinking fund payments are required by the terms of specific issues of long-term debt. Excluding amounts due under the Company's revolving credit agreement and commercial paper program, the future sinking fund payments and debt maturities of the Company's long-term debt are as follows:

Interest Rate Range	2026	2027	2028	2029	2030	Thereafter
0.00% to 0.99%	$ 231	$ 199	$ 199	$ 199	$ 1,091	$ 5,409
1.00% to 1.99%	1,076	2,088	2,143	3,263	2,378	13,029
2.00% to 2.99%	1,303	1,111	906	774	500,569	600,207
3.00% to 3.99%	792	204,574	357	400,336	189	1,771,149
4.00% to 4.99%	1,620	501,625	1,630	1,558	1,525	1,612,606
5.00% to 5.99%	-	-	3,000	-	-	1,929,260
6.00% to 6.99%	5,000	20,000	-	-	-	6,000
7.00% to 7.99%	-	4,652	-	-	-	-
8.00% to 8.99%	-	-	-	-	-	-
9.00% to 9.99%	11,800	-	-	-	-	-
Total	$ 21,822	$ 734,249	$ 8,235	$ 406,130	$ 505,752	$ 5,937,660

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

On August 7, 2025, the Company issued $500,000 of senior notes, less expenses of $1,220, due on August 15, 2035, with an interest rate of 5.25%. The Company used the proceeds from the issuance of senior notes to repay a portion of its commercial paper borrowings and for general corporate purposes.

On May 29, 2025, the Company's subsidiary, Aqua Pennsylvania, issued $100,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $75,000 of 5.38% first mortgage bonds due in 2035, and $25,000 of 5.63% first mortgage bonds due in 2040. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On August 15, 2024, the Company issued $500,000 of senior notes, less expenses of $3,015, due in 2027, with an interest rate of 4.80%. On January 8, 2024, the Company issued $500,000 of senior notes, less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of these senior notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

The weighted average cost of long-term debt at December 31, 2025 and 2024 was 4.09% and 4.14%, respectively. The weighted average cost of fixed rate long-term debt at December 31, 2025 and 2024 was 4.10% and 4.03%, respectively.

Revolving Credit Facility
On December 14, 2022, the Company entered into a five year $1,000,000 unsecured revolving credit facility, which replaced the Company's prior five year $1,000,000 unsecured revolving credit facility. Funds borrowed under this facility are classified as long-term debt and are used to provide working capital as well as support for letters of credit for insurance policies and other financing arrangements. As of December 31, 2025, the Company has the following sublimits and available capacity under the credit facility: $100,000 letter of credit sublimit, $85,632 of letters of credit available capacity, $100,000 daily demand loan sublimit, $100,000 daily demand loan available capacity. At December 31, 2025, the Company has $417,632 available for borrowing (net of $568,000 of capacity designated for outstanding principal borrowings under our commercial program and $14,368 letter of credit usage). Interest under the facility is equal to either (i) Term simple secured overnight financing rate (SOFR), plus applicable margin; or (ii) an Alternate Base Rate (which is based at the highest of the (a) New York Federal Reserve Bank rate, plus 0.5%, (b) the prime rate, and, (c) the daily SOFR, plus 1.0%,) plus applicable margin. The applicable margin for an Alternate Base Rate loan will be up to 0.5% and for a SOFR loan will be up to 1.5%, in each case depending on the debt ratings in effect as of such date. The Company may elect either the Term SOFR or the Alternate Base Rate at the time of the drawdown, and loans may be converted from one rate to another at any time, subject or certain conditions. A facility fee is charged on the total commitment amount of the agreement. Under these facilities the average cost of borrowings was 5.59% and 6.17%, and the average borrowing was $134,182 and $292,017, during 2025 and 2024, respectively.

Commercial Paper Program
On March 19, 2025, the Company established a commercial paper program (the "CP Program") that allows it to issue, through private placement, short-term, unsecured commercial paper notes (the "CP Notes") in an aggregate principal amount not to exceed $1,000,000. Maturities of CP Notes may vary, but cannot exceed 364 days from the date of issue. Amounts available under the Program may be borrowed, repaid, and re-borrowed from time to time. The CP Program is reinforced by the Company's revolving credit facility, as amounts undrawn under the Company's revolving credit facility are available to repay the CP Notes. Notes issued under the CP Program rank equally with the Company's present and future unsecured indebtedness. The Company utilizes the proceeds from the sale of the CP Notes for general corporate purposes, which may include working capital, capital expenditures, water and wastewater utility acquisitions, and repaying outstanding indebtedness, including under the Company's revolving credit facility or the revolving credit facilities of its subsidiaries.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

As of December 31, 2025, outstanding borrowings under the Company's commercial paper program were $567,590, net of unamortized discount on issuance of $410, with a weighted average interest rate of 3.97% and weighted average remaining term of 8 days. Outstanding CP Notes are classified as long-term debt in the accompanying consolidated balance sheets and consolidated statements of capitalization since the Company has the intent and ability to refinance the CP Notes on a long-term basis using the Company's revolving credit facility. The carrying value of CP Notes approximates their fair value, primarily due to their market interest rates, and are classified as Level 2 in the fair value hierarchy (see Note 13).

Debt Covenants
The Company is obligated to comply with covenants under some of its loan and debt agreements. These covenants contain a number of restrictive financial covenants, which among other things limit, subject to specific exceptions, the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2025, the Company was in compliance with its debt covenants under its loan and debt agreements. Failure to comply with the Company's debt covenants could result in an event of default, which could result in the Company being required to repay or finance its borrowings before their due date, possibly limiting the Company's future borrowings, and increasing its borrowing costs.

Loans Payable – On June 3, 2025, Aqua Pennsylvania and PNG Companies, LLC amended and restated their respective $100,000 and $300,000 revolving credit agreements extending the maturity date by another 364-day period. The funds borrowed under these agreements are classified as loans payable and are used to provide working capital.

As of December 31, 2025 and 2024, funds borrowed under the Aqua Pennsylvania revolving credit agreement were $39,139 and $31,158, respectively. Interest under this facility is based, at the borrower's option, on the prime rate, an adjusted overnight bank funding rate, or an adjusted SOFR rate. A commitment fee of 0.05% is charged on the total commitment amount of Aqua Pennsylvania's revolving credit agreement. The average cost of borrowing under the facility was 5.01% and 5.9%, and the average borrowing was $34,437 and $29,074, during 2025 and 2024, respectively. The maximum amount outstanding at the end of any one month was $55,347 and $42,691 in 2025 and 2024, respectively.

As of December 31, 2025 and 2024, funds borrowed under the Peoples Natural Gas Companies revolving credit agreement were $111,000 and $155,384, respectively. Interest under this facility is based, at the borrower's option, at the prime rate, an adjusted overnight bank funding rate, or an adjusted SOFR rate. A commitment fee of 0.08% is charged on the total commitment amount of Peoples' revolving credit agreement. The average cost of borrowing under the facility was 5.20% and 6.18%, and the average borrowing was $63,840 and $96,609, during 2025 and 2024, respectively. The maximum amount outstanding at the end of any one month was $124,079 and $158,249 in 2025 and 2024, respectively.

Interest Income and Expense– Interest income of $1,703, $3,318, and $3,401 was recognized for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense was $329,081, $302,467, and $283,362 in 2025, 2024, and 2023, including amounts capitalized for borrowed funds of $7,975, $7,372, and $5,241, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 13 – Fair Value of Financial Instruments

Financial instruments are recorded at carrying value in the financial statements and approximate fair value, with the exception of long-term debt, as of the dates presented. The fair value of these instruments is disclosed below in accordance with current accounting guidance related to financial instruments.

The fair value of loans payable is determined based on its carrying amount and utilizing Level 1 methods and assumptions. As of December 31, 2025 and 2024, the carrying amount of the Company's loans payable was $150,139 and $186,542, respectively, which equates to their estimated fair value. The fair value of cash and cash equivalents is determined based on Level 1 methods and assumptions. As of December 31, 2025 and 2024, the carrying amounts of the Company's cash and cash equivalents were $34,778 and $9,156, respectively, which equates to their fair value. The Company's assets underlying the deferred compensation and non-qualified pension plans are determined by the fair value of mutual funds, which are based on quoted market prices from active markets utilizing Level 1 methods and assumptions. As of December 31, 2025 and 2024, the carrying amount of these securities was $33,862 and $31,324, respectively, which equates to their fair value, and is reported in the consolidated balance sheet in deferred charges and other assets.

Unrealized gains and losses on equity securities held in conjunction with our non-qualified pension plan is as follows:

	Years ended December 31,		
	2025	2024	2023
Net gain (loss) recognized during the period on equity securities	$ 942	$ 1,158	$ 582
Less: net gain (loss) recognized during the period on equity securities sold during the period	-	-	-
Unrealized gain (loss) recognized during the reporting period on equity securities still held at the reporting date	$ 942	$ 1,158	$ 582

The net gain (loss) recognized on equity securities is presented on the consolidated statements of operations and comprehensive income on the line item "Other."

The carrying amounts and estimated fair values of the Company's long-term debt is as follows:

	December 31,	
	2025	2024
Carrying amount	$ 8,181,848	$ 7,559,096
Estimated fair value	$ 7,326,133	$ 6,431,777

The fair value of long-term debt has been determined by discounting the future cash flows using current market interest rates for similar financial instruments of the same duration utilizing Level 2 methods and assumptions.

The Convertible Note Investment is recorded at fair value on a recurring basis. Since observable price quotations were not available, this is classified as a Level 3 measurement within fair value hierarchy (see Note 7).

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 14 – *Stockholders' Equity*

At December 31, 2025, the Company had 600,000,000 shares of common stock authorized; par value $0.50. Shares outstanding and treasury shares held were as follows:

	December 31,		
	2025	2024	2023
Shares outstanding	283,082,809	274,823,591	273,296,037
Treasury shares	3,423,086	3,386,069	3,299,191

At December 31, 2025, the Company had 1,770,819 shares of authorized but unissued Series Preferred Stock, $1.00 par value.

On January 23, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.3426 per share, payable March 2, 2026, to all shareholders of record on February 9, 2026. We expect to pay $96,996 in connection with this dividend.

In March 2024, the Company filed a new universal shelf registration with the SEC to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities, and other securities specified therein at indeterminate prices. This registration statement is effective for three years and replaces a similar filing that expired in the second quarter of 2024.

The Company has an acquisition shelf registration statement on file with the SEC which permits the offering, from time to time, of an aggregate of $500,000 in shares of common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration statement as of December 31, 2025 is $487,155.

The form and terms of any securities issued under the universal shelf registration statement and the acquisition shelf registration statement will be determined at the time of issuance.

The Company has a Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") that allows reinvested dividends to be used to purchase shares of common stock at a five percent discount from the current market value. Under the direct stock purchase program, shares are issued throughout the year. The shares issued under the Plan are either shares purchased by the Company's transfer agent in the open-market or original issue shares. In 2025, 2024, and 2023, the Company sold 416,037, 433,688, and 430,487 original issue shares of common stock through the dividend reinvestment portion of the Plan, for net proceeds of $15,301, $15,476, and $16,005, respectively.

The Company recorded a regulatory asset for the underfunded status of its pension and other post-retirement benefit plans that would otherwise be charged to other comprehensive income, as it anticipates recovery of its costs through customer rates.

At-the-Market Offering

On August 13, 2024, the Company filed a prospectus supplement under the 2024 universal shelf registration statement relating to a new at-the-market equity sales program ("ATM"), under which it may issue and sell shares of its common stock up to an aggregate offering price of $1,000,000 ("2024 ATM"). This 2024 ATM replaced the Company's previous ATM filed on October 14, 2022 ("2022 ATM").

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

During the year ended December 31, 2025, the Company issued 7,671,350 shares of common stock for net proceeds of $300,117 under the 2024 ATM. As of December 31, 2025, the 2024 ATM had approximately $663,750 of equity available for issuance. During year ended December 31, 2024, the Company issued 925,497 shares of common stock for net proceeds of $36,134 under the 2024 ATM. During the year ended December 31, 2023, the Company issued 8,938,839 shares of common stock for net proceeds of $322,983 under the 2022 ATM. The Company used the net proceeds from the sales of shares through the ATM for working capital, capital expenditures, water and wastewater utility acquisitions, and repaying a portion of outstanding indebtedness.

Note 15 – *Net Income per Common Share and Equity per Common Share*

Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive shares. The dilutive effect of employee stock-based compensation are included in the computation of diluted net income per common share. The dilutive effect of stock-based compensation are calculated by using the treasury stock method and expected proceeds upon exercise or issuance of the stock-based compensation. The treasury stock method assumes that the proceeds from stock-based compensation are used to purchase the Company's common stock at the average market price during the period. The following table summarizes the shares, in thousands, used in computing basic and diluted net income per share:

	Years ended December 31,		
	2025	2024	2023
Average common shares outstanding during the period for basic computation	280,054	273,914	267,171
Effect of dilutive securities:			
Employee stock-based compensation	565	507	488
Average common shares outstanding during the period for diluted computation	280,619	274,421	267,659

The number of outstanding employee stock options that were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive was 432,942, 243,780, and 148,725 for the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, the dilutive effect of performance share units and restricted share units granted are included in the Company's calculation of diluted net income per share.

Note 16 – *Employee Stock and Incentive Plan*

Under the Company's Amended and Restated Equity Compensation Plan, (the "Plan") approved by the Company's shareholders on May 2, 2019, to replace the 2004 Equity Compensation Plan, stock options, stock units, stock awards, stock appreciation rights, dividend equivalents, and other stock-based awards may be granted to employees, non-employee directors, and consultants and advisors. The Plan authorizes 6,250,000 shares for issuance under the plan. A maximum of 3,125,000 shares under the Plan may be issued pursuant to stock award, stock units and other stock-based awards, subject to adjustment as provided in the Plan. During any calendar year, no individual may be granted (i) stock options and stock appreciation rights under the Plan for more than 500,000 shares of common stock in the aggregate or (ii) stock awards, stock units or other stock-based awards under the Plan for more than 500,000 shares of Company stock in the aggregate, subject to adjustment as provided in the Plan. Awards to employees and consultants under the Plan are made by a committee of the Board of Directors, except that with respect to awards to the Chief Executive Officer, the committee recommends those awards for approval by the non-employee directors of the Board of Directors. In the case of awards to non-employee directors, the Board of Directors makes such awards. At December 31, 2025, 790,028 shares were still available for issuance under the Plan. No further grants may be made under the Company's 2004 Equity Compensation Plan.

Performance Share Units – During 2025, 2024, and 2023, the Company granted performance share units. A performance share unit ("PSU") represents the right to receive a share of the Company's common stock if specified performance goals are met over the three-year performance period specified in the grant, subject to exceptions

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

through the respective vesting periods, which is generally three years. Each grantee is granted a target award of PSUs and may earn between 0% and 200% of the target amount depending on the Company's performance against the performance goals.

The performance goals of the 2025, 2024, and 2023 PSU grants consisted of the following metrics:

	2025	2024 and 2023
Metric 1 – Company's total shareholder return ("TSR") compared to the TSR for a specific peer group of investor-owned utilities (a market-based condition)	40.00%	38.46%
Metric 2 – Achievement of a three-year average return on equity target (a performance-based condition)	30.00%	30.77%
Metric 3 – Achievement of a consolidated operations and maintenance expense target over a three-year measurement period (a performance-based condition)	30.00%	30.77%

The following table provides the compensation expense and income tax benefit for PSUs:

	Years ended December 31,		
	2025	2024	2023
Stock-based compensation within operations and maintenance expense	$ 5,189	$ 5,787	$ 6,942
Income tax benefit	$ 1,311	$ 1,450	$ 1,741

The following table summarizes nonvested PSU transactions for the year ended December 31, 2025:

	Number of Share Units	Weighted Average Fair Value
Nonvested share units at beginning of period	563,656	$ 38.61
Granted	195,301	34.25
Performance criteria adjustment	(123,895)	39.78
Forfeited	(18,833)	37.96
Share units issued	(103,775)	42.77
Nonvested share units at end of period	512,454	$ 35.85

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

A portion of the fair value of PSUs was estimated at the grant date based on the probability of satisfying the market-based conditions associated with the PSUs using the Monte Carlo valuation method, which assesses the probabilities of various outcomes of market conditions. The other portion of the fair value of the PSUs associated with performance-based conditions was based on the fair market value of the Company's stock at the grant date, regardless of whether the market-based condition is satisfied. The fair value of each PSU grant is amortized into compensation expense on a straight-line basis over their respective vesting periods, generally 36 months. The accrual of compensation costs is based on an estimate of the final expected value of the award and is adjusted as required for the portion based on the performance-based condition. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the PSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the PSUs. The recording of compensation expense for PSUs has no impact on net cash flows. The following table provides the assumptions used in the pricing model for the grant, the resulting grant date fair value of PSUs, and the intrinsic value and fair value of PSUs that vested during the year:

		Years ended December 31,			
		2025	2024		2023
Expected term (years)		3.0	3.0		3.0
Risk-free interest rate		4.19%	4.19%		4.43%
Expected volatility		23.2%	22.4%		33.8%
Weighted average fair value of PSUs granted	$	34.25 $	38.10	$	45.06
Intrinsic value of vested PSUs	$	3,700 $	3,421	$	7,483
Fair value of vested PSUs	$	4,390 $	4,168	$	9,692

As of December 31, 2025, $7,507 of unrecognized compensation costs related to PSUs is expected to be recognized over a weighted average period of approximately 1.7 years. The aggregate intrinsic value of PSUs as of December 31, 2025 was $19,658. The aggregate intrinsic value of PSUs is based on the number of nonvested share units and the market value of the Company's common stock as of the period end date.

Restricted Stock Units – A restricted stock unit ("RSU") represents the right to receive a share of the Company's common stock and is valued based on the fair market value of the Company's stock on the date of grant. In prior years, RSUs were eligible to be earned at the end of a specified restricted period, which is generally three years, beginning on the date of grant. RSUs granted in 2025 vest 33% each year. In some cases, the right to receive the shares is subject to specific performance goals established at the time the grant is made. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the RSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the RSUs. The following table provides the compensation expense and income tax benefit for RSUs:

		Years ended December 31,		
		2025	2024	2023
Stock-based compensation within operations and maintenance expense	$	5,082 $	2,802 $	2,877
Income tax benefit	$	1,285 $	702 $	722

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes nonvested RSU transactions for the year ended December 31, 2025:

	Number of Stock Units	Weighted Average Fair Value
Nonvested stock units at beginning of period	210,249 $	41.40
Granted	157,442	35.00
Stock units vested	(59,841)	44.31
Forfeited	(10,516)	37.68
Nonvested stock units at end of period	297,334 $	37.52

The following table summarizes the value of RSUs:

		Years ended December 31,		
		2025	2024	2023
Weighted average fair value of RSUs granted	$	35.00 $	36.61 $	45.53
Intrinsic value of vested RSUs	$	2,064 $	2,348 $	2,427
Fair value of vested RSUs	$	2,647 $	2,930 $	2,665

As of December 31, 2025, $3,611 of unrecognized compensation costs related to RSUs is expected to be recognized over a weighted average period of approximately 1.3 years. The aggregate intrinsic value of RSUs as of December 31, 2025 was $11,406. The aggregate intrinsic value of RSUs is based on the number of nonvested stock units and the market value of the Company's common stock as of the period end date.

Stock Options – A stock option represents the option to purchase a number of shares of common stock of the Company as specified in the stock option grant agreement at the exercise price per share as determined by the closing market price of our common stock on the grant date. Stock options are exercisable in installments of 33% annually, starting one year from the grant date and expire ten years from the grant date. The vesting of stock options granted in 2025, 2024, and 2023 are subject to the achievement of the following performance goal: the Company achieves at least an adjusted return on equity equal to 150 basis points below the return on equity granted by the Pennsylvania Public Utility Commission during the Company's Pennsylvania subsidiary's last rate proceeding. The adjusted return on equity equals net income, excluding net income or loss from acquisitions which have not yet been incorporated into a rate application as of the last year end, divided by equity which excludes equity applicable to acquisitions which are not yet incorporated in a rate application during the award period.

The fair value of each stock option is amortized into compensation expense using the graded vesting method, which results in the recognition of compensation costs over the requisite service period for each separately vesting tranche of the stock options as though the stock options were, in substance, multiple stock option grants. The following table provides compensation expense and income tax benefit for stock options:

		Years ended December 31,		
		2025	2024	2023
Stock-based compensation within operations and maintenance expenses	$	1,733 $	304 $	650
Income tax benefit	$	436 $	76 $	162

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Options under the plans were issued at the closing market price of the stock on the day of the grant. The fair value of options was estimated at the grant date using the Black-Scholes option-pricing model, which relies on assumptions that require management's judgment. The following table provides the assumptions used in the pricing model for grants and the resulting grant date fair value of stock options granted in the period reported:

	2025	2024	2023
Expected term (years)	5.5	5.5	5.5
Risk-free interest rate	4.22%	4.00%	4.03%
Expected volatility	28.50%	28.30%	27.80%
Dividend yield	3.69%	3.43%	2.53%
Grant date fair value per option	$ 7.95	$ 8.12	$ 11.37

Historical information was the principal basis for the selection of the expected term and dividend yield. The expected volatility is based on a weighted-average combination of historical and implied volatilities over a period that approximates the expected term of the option. The risk-free interest rate was selected based upon the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense.

The following table summarizes stock option transactions for the year ended December 31, 2025:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Outstanding, beginning of year	906,902 $	36.87		
Granted	197,805	35.33		
Forfeited	(6,566)	36.16		
Expired / Cancelled	(1,517)	41.15		
Exercised	(27,238)	35.13		
Outstanding at end of year	1,069,386 $	36.63	5.0 $	2,778
Exercisable at end of year	784,179 $	36.79	3.6 $	2,011

The intrinsic value of stock options is the amount by which the market price of the stock on a given date, such as at the end of the period or on the day of exercise, exceeded the closing market price of stock on the date of grant. The following table summarizes the intrinsic value of stock options exercised and the fair value of stock options which vested:

	Years ended December 31,		
	2025	2024	2023
Intrinsic value of options exercised	$ 138	$ 172	$ 64
Fair value of options vested	$ 750	$ 502	$ 236

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes information about the options outstanding and options exercisable as of December 31, 2025:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of prices:					
$30.00 - 33.99	47,999	1.1 $	30.47	47,999 $	30.47
$34.00 - 34.99	82,346	2.2	34.51	82,346	34.51
$35.00 - 35.99	804,911	5.2	35.77	541,208	35.93
$36.00 and above	134,130	6.6	45.28	112,626	45.26
	1,069,386	5.0 $	36.63	784,179 $	36.79

As of December 31, 2025, there was $810 of total unrecognized compensation costs related to nonvested stock options granted under the plans. The cost is expected to be recognized over a weighted average period of approximately 1.4 years.

Restricted Stock – Restricted stock awards provide the grantee with the rights of a shareholder, including the right to receive dividends and to vote such shares, but not the right to sell or otherwise transfer the shares during the restriction period. Restricted stock awards result in compensation expense that is equal to the fair market value of the stock on the date of the grant and is amortized ratably over the restriction period. The Company expects forfeitures of restricted stock to be de minimis.

The following table provides the compensation cost and income tax benefit for stock-based compensation related to restricted stock:

	Years ended December 31,		
	2025	2024	2023
Stock-based compensation within operations and maintenance expense	$ 41 $	53 $	43
Income tax benefit	$ 11 $	15 $	12

The following table summarizes restricted stock transactions for the year ended December 31, 2025:

	Number of Shares	Weighted Average Fair Value
Nonvested shares at beginning of period	1,268	$ 39.43
Granted	-	-
Vested	(1,268)	39.43
Nonvested shares at end of period	-	$ -

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Stock Awards – Stock awards represent the issuance of the Company's common stock, without restriction. Stock awards are granted to the Company's non-employee directors. The issuance of stock awards results in compensation expense which is equal to the fair market value of the stock on the grant date, and is expensed immediately upon grant. The following table provides compensation cost and income tax benefit for stock-based compensation related to stock awards:

	Years ended December 31,		
	2025	2024	2023
Stock-based compensation within operations and maintenance expense	$ 810	$ 840	$ 810
Income tax benefit	$ 221	$ 233	$ 228

The following table summarizes the value of stock awards:

	Years ended December 31,		
	2025	2024	2023
Intrinsic and fair value of stock awards vested	$ 810	$ 840	$ 810
Weighted average fair value of stock awards granted	$ 37.42	$ 36.82	$ 41.58

The following table summarizes stock award transactions for year ended December 31, 2025:

	Number of Stock Awards	Weighted Average Fair Value
Nonvested stock awards at beginning of period	-	$ -
Granted	21,648	37.42
Vested	(21,648)	37.42
Nonvested stock awards at end of period	-	$ -

Note 17 – *Pension Plans and Other Post-retirement Benefits*

The Company maintains a qualified, defined benefit pension plan that covers its full-time employees who were hired prior to the date their respective pension plan was closed to new participants. Retirement benefits under the plan are generally based on the employee's total years of service and compensation during the last five years of employment. The Company's policy is to fund the plan annually at a level which is deductible for income tax purposes and which provides assets sufficient to meet its pension obligations over time. To offset some limitations imposed by the Internal Revenue Code with respect to payments under qualified plans, the Company has a non-qualified Supplemental Pension Benefit Plan for Salaried Employees in order to prevent some employees from being penalized by these limitations, and to provide certain retirement benefits based on employee's years of service and compensation. The net pension costs and obligations of the qualified and non-qualified plans are included in the tables which follow. Employees hired after their respective pension plan was closed, may participate in a defined contribution plan that provides a Company matching contribution on amounts contributed by participants and an annual profit-sharing contribution based upon a percentage of the eligible participants' compensation.

The Company's qualified defined benefit pension plan has a permanent lump sum option on the form of benefit payments offered to participants upon retirement or termination. The plan paid $8,062 and $4,003 to participants who elected this option during 2025 and 2024, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In addition to providing pension benefits, the Company offers post-retirement benefits other than pensions to employees retiring with a minimum level of service and hired before their respective plan closed to new participants. These benefits include continuation of medical and prescription drug benefits, or a cash contribution toward such benefits, for eligible retirees and life insurance benefits for eligible retirees. The Company funds these benefits through various trust accounts. The benefits of retired officers and other eligible retirees are paid by the Company and not from plan assets due to limitations imposed by the Internal Revenue Code.

In December 2024, the Company transferred a portion of its existing liability for a group of participants with retiree life insurance benefits under the pension and post-retirement benefit plan to an insurance carrier. Total consideration paid to the insurance carrier amounted to $7,292. This transaction triggered settlement accounting in our other post-retirement benefit plan and a settlement gain of $3,214 was recorded as a regulatory liability which will be amortized into post-retirement benefit costs.

In December 2025, the Company's Board of Directors approved the termination of the non-qualified Supplemental Pension Benefit Plan for Salaried Employees and authorized the distribution of accounts to participants as soon as administratively feasible, which is typically one year after termination to ensure compliance with tax regulations. As of December 31, 2025, the total obligation associated with the non-qualified Supplemental Pension Benefit Plan for Salaried Employees was $18,406 and is included in Other accrued liabilities in our consolidated balance sheets.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

	Pension Benefits	Other Post-retirement Benefits
Years:		
2026	$ 43,398	$ 5,065
2027	24,884	5,343
2028	24,527	5,676
2029	23,983	6,111
2030	23,594	6,255
2031-2035	104,046	31,768

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The changes in the benefit obligation and fair value of plan assets, the funded status of the plans and the assumptions used in the measurement of the company's benefit obligation are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2025	2024	2025	2024
Change in benefit obligation:				
Benefit obligation at January 1,	$ 295,036	$ 313,698	$ 82,964	$ 91,502
Service cost	1,218	1,429	1,488	1,453
Interest cost	15,964	15,632	4,529	4,450
Actuarial loss/(gain)	4,817	(12,579)	1,548	(1,071)
Plan participants' contributions	-	-	44	121
Benefits paid	(26,344)	(23,144)	(3,439)	(7,439)
Plan amendments	137	-	-	-
Curtailments	124	-	-	-
Settlements	(2,791)	-		(6,052)
Benefit obligation at December 31,	288,161	295,036	87,134	82,964
Change in plan assets:				
Fair value of plan assets at January 1,	293,652	312,303	94,250	95,005
Actual return on plan assets	24,317	(4,959)	9,824	11,781
Employer contributions	3,945	9,393	-	-
Participants' contributions	-	-	44	121
Benefits paid	(26,286)	(23,085)	(3,642)	(6,605)
Settlements	-	-	-	(6,052)
Fair value of plan assets at December 31,	295,628	293,652	100,476	94,250
Funded status of plan:				
Net asset / (liability) recognized at December 31,	$ 7,467	$ (1,384)	$ 13,342	$ 11,286

The following table provides the net liability recognized on the consolidated balance sheets at December 31:

	Pension Benefits		Other Post-retirement Benefits	
	2025	2024	2025	2024
Non-current asset	$ 25,873	$ 16,475	$ 29,344	$ 29,508
Current liability	(18,406)	(1,844)	(761)	(557)
Noncurrent liability	-	(16,015)	(15,241)	(17,665)
Net asset / (liability) recognized	$ 7,467	$ (1,384)	$ 13,342	$ 11,286

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides selected information about plans with accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	December 31, 2025		December 31, 2024	
	Pension Benefits	Other Post-retirement Benefits	Pension Benefits	Other Post-retirement Benefits
Selected information for plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$ 18,406	$ N/A	$ 17,858	$ N/A
Fair value of plan assets	$ -	$ N/A	$ -	$ N/A
Selected information for plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	$ 18,406	$ 29,231	$ 15,352	$ 30,072
Fair value of plan assets	$ -	$ 14,107	$ -	$ 13,507

The following table provides the components of net periodic benefit costs for the years ended December 31:

	Pension Benefits			Other Post-retirement Benefits		
	2025	2024	2023	2025	2024	2023
Service cost	$ 1,218	$ 1,429	$ 1,507	$ 1,488	$ 1,453	$ 1,347
Interest cost	15,964	15,632	16,007	4,529	4,450	4,476
Expected return on plan assets	(17,065)	(18,782)	(22,223)	(4,282)	(4,420)	(4,372)
Amortization of prior service cost	311	325	684	-	-	-
Amortization of actuarial loss (gain)	3,331	3,003	2,962	(1,606)	(1,068)	(1,317)
Net periodic benefit cost/(credit)	$ 3,759	$ 1,607	$ (1,063)	$ 129	$ 415	$ 134

The Company records the underfunded/overfunded status of its pension and other post-retirement benefit plans on its consolidated balance sheets and records a regulatory asset/liability for these costs that would otherwise be charged to stockholders' equity, as the Company anticipates recoverability of the costs through customer rates to be probable. Changes in the plans' funded status will affect the assets and liabilities recorded on the balance sheet. Due to the Company's regulatory treatment, the recognition of the funded status is recorded as a regulatory asset pursuant to the FASB's accounting guidance for regulated operations.

The following table provides the amounts recognized in regulatory assets and regulatory liabilities that have not been recognized as components of net periodic benefit cost as of December 31:

	Pension Benefits		Other Post-retirement Benefits	
	2025	2024	2025	2024
Net actuarial loss (gain)	$ 85,822	$ 92,190	$ (29,383)	$ (24,504)
Prior service cost	1,366	1,540	-	-
Total recognized in regulatory assets	$ 87,188	$ 93,730	$ (29,383)	$ (24,504)

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Accounting for pensions and other post-retirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the Company's employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from the Company's actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefit expense that the Company recognizes.

The significant assumptions related to the Company's benefit obligations are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2025	2024	2025	2024
Weighted Average Assumptions Used to Determine Benefit Obligations as of December 31,				
Discount rate	5.45%	5.64%	5.57%	5.65%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Benefit Obligations as of December 31,				
Health care cost trend rate	n/a	n/a	6.50%	6.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	2032	2032

n/a – Assumption is not applicable.

The significant assumptions related to the Company's net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2025	2024	2023	2025	2024	2023
Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Discount rate	5.64%	5.17%	5.51%	5.65%	5.09%	5.45%
Expected return on plan assets	6.00%	6.20%	6.80%	3.78%-6.0%	3.91%-6.2%	4.28%-6.8%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	3.0-4.0%	n/a	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Health care cost trend rate	n/a	n/a	n/a	6.50%	6.25%	6.5%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2032	2029	2029

n/a – Assumption is not applicable.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company's discount rate assumption, which is utilized to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high-quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of the bonds purchased to the discounted value of the plan's benefit payments. The Company's pension expense and liability (benefit obligations) increases as the discount rate is reduced.

The Company's expected return on plan assets is determined by evaluating the asset class return expectations with its advisors as well as actual, long-term, historical results of our asset returns. The Company's market related value of plan assets is equal to the fair value of the plan's assets as of the last day of its fiscal year, and is a determinant for the expected return on plan assets which is a component of post-retirement benefits expense. The Company's pension expense increases as the expected return on plan assets decreases. The Company believes its actual long-term asset allocation on average will approximate the targeted allocation. The Company's investment strategy is to earn a reasonable rate of return while maintaining risk at acceptable levels. Risk is managed through fixed income investments to manage interest rate exposures that impact the valuation of liabilities and through the diversification of investments across and within various asset categories. Over time, as the plan's funded status increases, the target allocation of return-seeking assets (e.g., equities and other instruments with a similar risk profile) may decline and the target allocation of liability-hedging assets (e.g., fixed income and other instruments with a similar risk profile) may increase. Investment returns are compared to a total plan benchmark constructed by applying the plan's asset allocation target weightings to passive index returns representative of the respective asset classes in which the plan invests. The Retirement and Employee Benefits Committee meets quarterly to review plan investments and management monitors investment performance quarterly through a performance report prepared by an external consulting firm.

The target allocation by asset class as of December 31, 2025, along with the actual allocation of the Company's pension plan assets, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2025	2024
Return seeking assets	20-40%	41%	39%
Liability hedging assets	60-80%	59%	61%
Total	100%	100%	100%

The fair value of the Company's pension plans' assets at December 31, 2025 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 15,351	$ -	$ -	$ -	$ 15,351
Return seeking assets:					
Global equities	-	-	-	6,632	6,632
Hedge / diversifying strategies	-	-	-	61,039	61,039
Credit	-	-	-	37,335	37,335
Liability hedging assets	-	-	-	170,732	170,732
Cash and cash equivalents	4,539	-	-	-	4,539
Total pension assets	$ 19,890	$ -	$ -	$ 275,738	$ 295,628

(a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The fair value of the Company's pension plans' assets at December 31, 2024 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 13,726	$ -	$ -	$ -	$ 13,726
Return seeking assets:					
Global equities	-	-	-	8,677	8,677
Hedge / diversifying strategies	-	-	-	54,807	54,807
Credit	-	-	-	37,813	37,813
Liability hedging assets	-	-	-	172,654	172,654
Cash and cash equivalents	5,975	-	-	-	5,975
Total pension assets	$ 19,701	$ -	$ -	$ 273,951	$ 293,652

Equity securities include our common stock in the amounts of $15,351 or 5.2% and $13,726 or 4.7% of total pension plans' assets as of December 31, 2025 and 2024, respectively.

The target allocation by asset class as of December 31, 2025, and actual asset allocation of the Company's other post-retirement benefit plans, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2025	2024
Return seeking assets	50-70%	68%	65%
Liability hedging assets	30-50%	32%	35%
Total	100%	100%	100%

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2025 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 33,051	$ -	$ -	$ 23,935	$ 56,986
Real estate securities	6,954	-	-	4,096	11,050
Liability hedging assets	16,063	-	-	11,880	27,943
Cash and cash equivalents	4,497	-	-	-	4,497
Total other post-retirement assets	$ 60,565	$ -	$ -	$ 39,911	$ 100,476

(a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2024 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 30,978	$ -	$ -	$ 20,020	$ 50,998
Real estate securities	6,750	-	-	3,713	10,463
Liability hedging assets	15,325	-	-	11,237	26,562
Cash and cash equivalents	6,227	-	-	-	6,227
Total other post-retirement assets	$ 59,280	$ -	$ -	$ 34,970	$ 94,250

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Valuation Techniques Used to Determine Fair Value

- *Common Stocks* - Investments in common stocks are valued using unadjusted quoted prices obtained from active markets.

- *Return Seeking Assets* – Investments in return seeking assets consists of the following:

  o Global equities, which consist of common and preferred shares of stock, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or commingled fund vehicles, consisting of such securities valued using NAV, which are not classified within the fair value hierarchy.

  o Real estate securities, which consist of securities, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or for real estate commingle fund vehicles that are not publicly quoted, the fund administrators value the funds using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Hedge / diversifying strategies, which consist of a multi-manager fund vehicle having underlying exposures that collectively seek to provide low correlation of return to equity and fixed income markets, thereby offering diversification. As a multi-manager fund investment, NAV is derived from underlying manager NAVs, which are derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Credit, which consist of certain opportunistic, return-oriented credits which primarily include below investment grade bonds (i.e. high yield bonds), bank loans, and securitized debt. Credits are valued using the NAV per fund share, derived from either quoted prices in active markets of the underlying securities, or less active markets, or quotes of similar assets, and are not classified within the fair value hierarchy.

- *Liability Hedging Assets* – Investments in liability hedging assets consist of funds investing in high-quality fixed income securities (i.e. U.S. Treasury securities and government bonds), and for funds for which market quotations are readily available, are valued at the last reported closing price on the primary market or exchange on which they are traded. Funds for which market quotations are not readily available, are valued using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

- *Cash and Cash Equivalents* – Investments in cash and cash equivalents are comprised of both uninvested cash and money market funds. The uninvested cash is valued based on its carrying value, and the money market funds are valued utilizing the net asset value per unit obtained from published market prices.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and the Company's funding policy, during 2026 our pension contribution is expected to be $2,416.

The Company has a 401(k) savings plan, which is a defined contribution plan and covers substantially all employees. The Company makes matching contributions that are based on a percentage of an employee's contribution, subject to specific limitations, as well as, non-discretionary contributions based on eligible hourly wages for certain union employees, discretionary year-end contributions based on an employee's eligible compensation, and employer profit sharing contributions. Participants may diversify their Company matching account balances into other investments offered under the 401(k) savings plan. The Company's contributions,

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

which are recorded as compensation expense, were $25,960, $24,921, and $23,519, for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 18 – *Rate Activity*

Completed Rate Case Proceedings

On July 1, 2025, the Company's natural gas operating subsidiary in Kentucky received an order from the Kentucky Public Service Commission approving the settlement agreement that allowed base rate increases designed to increase total annual operating revenue by $7,700 or 11.2%. New rates went into effect on July 1, 2025.

On February 7, 2025, the Pennsylvania Public Utility Commission ("PAPUC") issued an order approving, with certain minor modifications, the joint petition for non-unanimous partial settlement filed by Aqua Pennsylvania, Office of Consumer Advocate and other groups, that allowed a base rate increase designed to increase total annual operating revenues by $73,000. New rates went into effect on February 22, 2025. At the time the rate order was received, the rates in effect also included $37,940 in Distribution System Improvement Charges ("DSIC"), which was 6.73% above prior base rates. Consequently, the aggregate annual base rates increased by $110,940 since the last base rate increase and DSIC was reset to zero.

On November 21, 2024, Aqua Illinois received an order from the Illinois Commerce Commission designed to provide an increase in revenues of $11,632 or 11.4% on an annual basis. New rates went into effect on December 5, 2024.

On October 9, 2024, Aqua New Jersey received an order from the New Jersey Board of Public Utilities that was designed to provide an increase in water rates of $2,250 on an annual basis. The order also approved the recovery of customer-side lead service line replacement costs of $11,535, that have been deferred from April 2021 through June 2024, through the use of a customer surcharge over a three-year period. New rates went into effect on October 15, 2024.

On September 12, 2024, the PAPUC issued an order approving the settlement agreement to the general rate case filed by the Company's regulated natural gas operating subsidiary, Peoples Natural Gas, that allowed base rate increases designed to increase total annual operating revenues by $93,000 or 11.1%. At the time the rate order was received, the rates in effect included various surcharges and credits, such as the Distribution System Improvement Charges ("DSIC") and Tax Cuts and Jobs Act ("TCJA") amortization credits totaling approximately $21,000 on an annual basis. The order also provided an annualized change in gathering and other operating revenues of approximately $3,000. Consequently, the aggregate annual base rates increased approximately $111,000, as the DSIC was reset to zero, and the TCJA amortization credit, other surcharges and other operating revenues were adjusted. New rates went into effect on September 27, 2024. The order also approved the implementation of a weather normalization adjustment mechanism (WNA), which is applied to customer bills during the heating season of October through May each year. The weather normalization adjustment mechanism is designed to stabilize our residential and commercial customers' distribution charges by adjusting billings based on temperature variances from average weather, which effectively decreases rates when the weather is colder than average, and increases rates when the weather is warmer than average. The Company expects the weather normalization adjustment mechanism to result in reduced earnings volatility during the heating season. On October 11, 2024, the Pennsylvania Office of the Consumer Advocate (OCA) appealed this rate case to the Commonwealth Court. On February 12, 2025, the Office of Consumer Advocate discontinued its appeal on all but one non-revenue matter which can potentially be resolved through settlement.

On September 12, 2024, the Company's regulated water and wastewater operating subsidiary in Virginia, Aqua Virginia, received an order from the State Corporation Commission approving an increase in revenues by $5,490 or

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

23.8% on an annual basis. The Company implemented interim rates in February 2024 and has refunded to customers the difference between interim and final approved rates in December 2024.

On December 13, 2023, the Company's regulated water and wastewater utility operating divisions in Ohio received an order from the Public Utilities Commission of Ohio designed to increase operating revenues by $4,850 annually. New rates for water and sewer service went into effect on December 13, 2023.

On September 28, 2023, the Company's regulated water and wastewater operating subsidiary in Texas, Aqua Texas, received a final order from the Public Utility Commission of Texas approving infrastructure rehabilitation surcharges designed to increase revenues by $8,388 annually. The rates authorized on March 28, 2023 and implemented on an interim basis effective April 1, 2023 did not change with the final order.

On June 5, 2023, the Company's regulated water and wastewater operating subsidiary in North Carolina, Aqua North Carolina, received an order from the North Carolina Utilities Commission designed to increase rates by $14,001 in the first year of new rates being implemented, then by an additional $3,743 and $4,130 in the second and third years, respectively. In February 2023, the Company had implemented interim rates, based on an estimate of the final outcome of the order, and no refunds or additional billings were required for the difference between interim and final approved rates.

In addition to the base rate awards noted above, the Company's other operating subsidiaries were allowed annualized rate increases of $2,240 in 2025, $2,127 in 2024, and $1,703 in 2023, represented by three, four, and three rate decisions, respectively. Revenues recognized in aggregate from all of the base rate increases realized in the year of grant were approximately $72,790, $34,832, and $10,109, in 2025, 2024, and 2023, respectively.

Eight states in which the Company operates permit water and wastewater utilities to add a surcharge to their water or wastewater bills to offset the additional depreciation and capital costs related to infrastructure system replacement and rehabilitation projects completed and placed into service between base rate filings. Additionally, Pennsylvania and Kentucky allow for the use of an infrastructure rehabilitation surcharge for natural gas utility systems. The surcharge for infrastructure system replacements and rehabilitations is typically adjusted periodically based on additional qualified capital expenditures completed or anticipated in a future period, is capped as a percentage of base rates, generally at 5% to 12.75%, and is reset to zero when new base rates that reflect the costs of those additions become effective or when a utility's earnings exceed a regulatory benchmark. During 2025, the Company received approval to bill infrastructure rehabilitation surcharges designed to increase total operating revenues on an annual basis by $13,276 in its water and wastewater utility operating divisions in Pennsylvania, Ohio, and New Jersey, and $1,180 in its gas utility operating divisions in Pennsylvania and Kentucky. The surcharge for infrastructure system replacements and rehabilitations provided revenues in 2025, 2024, and 2023 of $15,189, $45,750, and $20,261, respectively.

Pending Base Rate Cases

On January 30, 2026, the Company's regulated water and wastewater operating subsidiary in New Jersey, Aqua New Jersey, filed an application with the New Jersey Board of Public Utilities designed to increase revenues by $7,886 annually.

On July 30, 2025, the Company's regulated water and wastewater operating subsidiary in Virginia, Aqua Virginia, filed an application with the State Corporation Commission designed to increase revenues by $7,927 annually.

On June 30, 2025, the Company's regulated water and wastewater operating subsidiaries in Ohio, Aqua Ohio and Aqua Ohio Wastewater, filed applications with the Public Utilities Commission of Ohio designed to increase rates in total by $14,653.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

On June 20, 2025, the Company's regulated water and wastewater operating subsidiary in Texas, Aqua Texas, filed an application with the Public Utility Commission of Texas designed to increase rates by $29,149.

On April 30, 2025, the Company's regulated water and wastewater operating subsidiary in North Carolina, Aqua North Carolina, filed an application with the North Carolina Utilities Commission, which was updated on August 18, 2025. The updated rate case filing requests an increase in rates of $30,154 in the first year of new rates being implemented, then by an additional $6,014 and $6,074 in the second and third years, respectively.

Note 19 – *Segment Information*

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The CODM reviews financial information, such as budget-to-actual variances and comparisons against prior period, at the operating segment level, and uses that information when making decisions about the allocation of operating and capital resources to each segment. The CODM evaluates the performance of the Company's reportable segments based on a number of factors, the primary measure being the net income (loss) of each segment.

The Company has eleven operating segments and has two reportable segments, the Regulated Water segment and the Regulated Natural Gas segment. The Regulated Water segment is comprised of eight operating segments representing its water and wastewater regulated utility companies, which are organized by the states where the Company provides water and wastewater services. The eight water and wastewater utility operating segments are aggregated into one reportable segment, because each of these operating segments has the following similarities: economic characteristics, nature of services, production processes, customers, water distribution or wastewater collection methods, and the nature of the regulatory environment. The Regulated Natural Gas segment is comprised of one operating segment representing natural gas utility companies for which the Company provides natural gas distribution services. Each reportable segment has a segment manager, the Aqua President for the Regulated Water segment and the Peoples President for the Regulated Natural Gas segment, that reports directly to the CODM.

In addition to the Company's two reportable segments, it includes two operating segments within the Other category below. These segments are not quantitatively significant and are comprised of its non-regulated natural gas operations and Aqua Resources. Non-regulated natural gas operations consist of utility service line protection solutions and repair services to households and the operation of gas marketing and production entities. Aqua Resources offers, through a third party, water and sewer service line protection solutions and repair services to households. In addition to these segments, Other is comprised of business activities not included in the reportable segments, corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas segments, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense. The Company reports these corporate costs within Other as they relate to corporate-focused responsibilities and decisions and are not included in internal measures of segment operating performance used by the Company to measure the underlying performance of the operating segments.

The accounting policies of the segments are the same as those applied in in the Company's consolidated financial statements and described in Note 1 – *Summary of Significant Policies*. Intersegment revenues represent natural gas sales by the Regulated Natural Gas segment to the non-regulated natural gas operations, at cost, which has a corresponding offsetting amount in purchased gas. The reportable segments' financial results includes intercompany costs that are allocated by corporate and intercompany interest on push-down debt from corporate. All revenues of the Company are generated in the U.S., and all assets of the Company are located in the U.S.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table presents information about the Company's reportable segments and reconciliations to consolidated amounts. Asset information by segment is not utilized for purposes of assessing performance or allocating resources and, as a result, such information is not presented:

2025	Regulated Water	Regulated Natural Gas	Total Reportable Segments	Other and Eliminations	Consolidated
Revenues from external customers	$ 1,326,629	$ 1,114,531	$ 2,441,160	$ 33,455	$ 2,474,615
Intersegment revenues	-	3,344	3,344	(3,344)	-
Total operating revenues	$ 1,326,629	$ 1,117,875	$ 2,444,504	$ 30,111	$ 2,474,615
Operations and maintenance expense	$ 405,017	$ 227,656	$ 632,673	$ 6,931	$ 639,604
Purchased gas	$ -	$ 384,811	$ 384,811	$ 19,006	$ 403,817
Depreciation and amortization	$ 257,305	$ 158,348	$ 415,653	$ 1,818	$ 417,471
Taxes other than income taxes	$ 69,058	$ 19,978	$ 89,036	$ 3,736	$ 92,772
Interest expense, net	$ 150,763	$ 107,073	$ 257,836	$ 69,542	$ 327,378
Allowance for funds used during construction	$ (20,805)	$ (5,448)	$ (26,253)	$ -	$ (26,253)
Gain on sale of assets [a]	$ (1,325)	$ -	$ (1,325)	$ -	$ (1,325)
Other segment items [b]	$ 1,038	$ (618)	$ 420	$ 917	$ 1,337
Provision for income taxes (benefit)	$ 54,658	$ (41,300)	$ 13,358	$ (9,913)	$ 3,445
Net income (loss)	$ 410,920	$ 267,375	$ 678,295	$ (61,926)	$ 616,369
Capital expenditures	$ 779,543	$ 650,437	$ 1,429,980	$ -	$ 1,429,980

2024	Regulated Water	Regulated Natural Gas	Total Reportable Segments	Other and Eliminations	Consolidated
Revenues from external customers	$ 1,221,880	$ 840,453	$ 2,062,333	$ 23,780	$ 2,086,113
Intersegment revenues	-	2,538	2,538	(2,538)	-
Total operating revenues	$ 1,221,880	$ 842,991	$ 2,064,871	$ 21,242	$ 2,086,113
Operations and maintenance expense	$ 381,088	$ 207,176	$ 588,264	$ (1,014)	$ 587,250
Purchased gas	$ -	$ 267,226	$ 267,226	$ 9,783	$ 277,009
Depreciation and amortization	$ 232,338	$ 135,814	$ 368,152	$ 1,400	$ 369,552
Taxes other than income taxes	$ 68,006	$ 22,985	$ 90,991	$ 3,643	$ 94,634
Interest expense, net	$ 140,086	$ 92,988	$ 233,074	$ 66,075	$ 299,149
Allowance for funds used during construction	$ (16,713)	$ (4,597)	$ (21,310)	$ -	$ (21,310)
Gain on sale of assets [a]	$ (636)	$ (91,581)	$ (92,217)	$ (7)	$ (92,224)
Other segment items [b]	$ (1,445)	$ (644)	$ (2,089)	$ 664	$ (1,425)
Provision for income taxes (benefit)	$ 68,851	$ (79,993)	$ (11,142)	$ (10,694)	$ (21,836)
Net income (loss)	$ 350,305	$ 293,617	$ 643,922	$ (48,608)	$ 595,314
Capital expenditures	$ 726,698	$ 603,049	$ 1,329,747	$ -	$ 1,329,747

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

2023	Regulated Water		Regulated Natural Gas		Total Reportable Segments		Other and Eliminations		Consolidated	
Revenues from external customers	$	1,153,376	$	860,586	$	2,013,962	$	39,862	$	2,053,824
Intersegment revenues		-		3,173		3,173		(3,173)		-
Total operating revenues	$	1,153,376	$	863,759	$	2,017,135	$	36,689	$	2,053,824
Operations and maintenance expense	$	368,843	$	209,073	$	577,916	$	(2,398)	$	575,518
Purchased gas	$	-	$	327,548	$	327,548	$	24,758	$	352,306
Depreciation and amortization	$	217,593	$	125,263	$	342,856	$	839	$	343,695
Taxes other than income taxes	$	62,759	$	23,846	$	86,605	$	3,603	$	90,208
Interest expense, net	$	124,680	$	92,320	$	217,000	$	62,961	$	279,961
Allowance for funds used during construction	$	(14,786)	$	(2,181)	$	(16,967)	$	-	$	(16,967)
Loss (gain) on sale of assets	$	(624)	$	559	$	(65)	$	-	$	(65)
Other segment items [b]	$	(3,596)	$	121	$	(3,475)	$	862	$	(2,613)
Provision for income taxes (benefit)	$	57,546	$	(113,353)	$	(55,807)	$	(10,638)	$	(66,445)
Net income (loss)	$	340,961	$	200,563	$	541,524	$	(43,298)	$	498,226
Capital expenditures	$	668,720	$	527,538	$	1,196,258	$	2,845	$	1,199,103

[a] Refer to Note 3 – *Dispositions* for additional information.
[b] Other segment items mainly consists of the non-service cost component of pension and other postretirement benefits for our regulated segments.

Note 20 – *Other Supplemental Cash Flow Information*

The following table provides the components of the Company's cash paid for income taxes for the following years presented:

	Years Ended December 31,					
		2025		2024		2023
Federal	$	-	$	-	$	-
State						
Pennsylvania		8,229		5,882		6,900
Texas		563		503		403
Other States		288		313		536
Total	$	9,080	$	6,698	$	7,839

The graph below matches the cumulative 5-Year total return of holders of Essential Utilities, Inc.'s common stock with the cumulative total returns of the S&P 500 index, the S&P 400 Utilities index and a customized peer group of six companies that includes: American States Water Co, American Water Works Co Inc, California Water Service Group, Essential Utilities Inc, Middlesex Water Co and H2O America. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2020 and tracks it through 12/31/2025.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among Essential Utilities, Inc., the S&P 500 Index, the S&P 400 Utilities Index,
and a Peer Group



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

d

	Years as of December 31					
	2020	2021	2022	2023	2024	2025
Essential Utilities, Inc.	100.00	116.04	105.68	85.21	85.65	93.72
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
S&P 400 Utilities Index	100.00	119.75	119.57	103.77	136.41	163.55
Peer Group	100.00	124.15	106.22	91.32	87.50	92.86

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Financial Reports and Investor Relations

Copies of the company's public financial reports, including annual reports and Forms 10–K and 10–Q, are available online and can be downloaded from the investor relations section of our website at Essential.co. You may also obtain these reports by writing to us at:

Investor Relations Department
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

Corporate Governance

We are committed to maintaining high standards of corporate governance and are in compliance with the corporate governance rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Copies of our key corporate governance documents, including our Corporate Governance Guidelines, Code of Ethical Business Conduct, and the charters of each committee of our Board of Directors can be obtained from the corporate governance portion of the investor relations section of our website, Essential.co. Amendments to the Code of Ethical Business, and in the event of any grant of waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules will be disclosed on our website.

Annual Meeting

The 2026 Annual Meeting of Shareholders of Essential Utilities, Inc. will be held virtually via live webcast on Wednesday, April 29, 2026, at 8 a.m. Eastern Time, at www.virtualshareholdermeeting.com/WTRG2025.

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.205.8314 or
www.computershare.com/investor

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1800
2001 Market Street
Philadelphia, PA 19103-7042

Stock Exchange

The Common Stock of the company is listed on the New York Stock Exchange (NYSE) and under the ticker symbol **WTRG.**

Dividend Reinvestment and Direct Stock Purchase Plan

The company's Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") enables shareholders to reinvest all, or a designated portion of, dividends paid on up to 100,000 shares of Common Stock in additional shares of Common Stock at a discretionary discount from a price based on the market value of the stock. The discount between 0 and 5.0 percent on the shares purchased or issued to meet the dividend reinvestment requirement will be designated by us in our sole discretion prior to the purchase or issuance of such shares. We reserve the right to change, reduce or discontinue any discount at any time without notice. In addition, shareholders may purchase additional shares of Essential Utilities Common Stock at any time with a minimum investment of $50, up to a maximum of $250,000 annually. Individuals may become shareholders by making an initial investment of at least $500. A Plan prospectus may be obtained by calling Computershare at 800.205.8314 or by visiting www.computershare.com/investor. Please read the prospectus carefully before you invest.

Direct Deposit

With direct deposit, Essential Utilities cash dividends are deposited automatically on the dividend payment date of each quarter. Shareholders will receive confirmation of their deposit in the mail. Shareholders interested in direct deposit should call the company's transfer agent at 800.205.8314.

Delivery of voting materials to shareholders sharing an address

The SEC's rules permit the Company to deliver a Notice of Internet Availability of Proxy Materials or a single set of proxy materials to one address shared by two or more of the Company's shareholders. This is intended to reduce the printing and postage expense of delivering duplicate voting materials to our shareholders who have more than one Essential Utilities stock account. A separate Notice of Internet Availability or proxy card is included for each of these shareholders. If you received a Notice of Internet Availability you will not receive a printed copy of the proxy materials unless you request it by following the instructions in the notice for requesting printed proxy material.

How to obtain a separate set of voting materials If you are a registered shareholder who shares an address with another registered shareholder and have received only one Notice of Internet Availability of Proxy Materials or set of proxy material and wish to receive a separate copy for each shareholder in your household for the 2025 annual meeting, you may write or call us to request a separate copy of this material at no cost to you at 610.645.1021 or write us at:

Attn: Investor Relations
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA, 19010

Email: investorrelations@essential.co

For future annual meetings, you may request separate voting material by calling Broadridge at 866.540.9095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Account Access

Essential Utilities shareholders may access their account by visiting www.computershare.com/investor. Shareholders may view their account, purchase additional shares, and make changes to their account. To learn more, visit www.computershare.com/investor or call 800.205.8314.

Dividends

Essential Utilities has paid dividends for 81 consecutive years. The normal Common Stock dividend dates for 2026 and the first six months of 2027 are:

Declaration Date	Ex-Dividend Date	Record Date	Payment Date
December 3, 2025	February 9, 2026	February 9, 2026	March 2, 2026
February 17, 2026	May 12, 2026	May 12, 2026	June 1, 2026
July 29, 2026	August 11, 2026	August 11, 2026	September 1, 2026
October 21, 2026	November 10, 2026	November 10, 2026	December 1, 2026
December 2, 2026	February 9, 2027	February 9, 2027	March 1, 2027
February 17, 2027	May 11, 2027	May 11, 2027	June 1, 2027

To be an owner of record, and therefore eligible to receive the quarterly dividend, shares must have been purchased before the ex-dividend date. Owners of any share(s) on or after the ex-dividend date will not receive the dividend for that quarter. The previous owner – the owner of record – will receive the dividend.

Only the Board of Directors may declare dividends and set record dates. Therefore, the payment of dividends and these dates may change at the discretion of the Board.

Dividends paid on the company's Common Stock are subject to Federal and State income tax.

Lost Dividend Checks, Stock Certificates and Escheatment

Dividend checks lost by shareholders, or those that might be lost in the mail, will be replaced upon notification of the lost or missing check. All inquiries concerning lost or missing dividend checks should be made to the company's transfer agent at 800.205.8314. Shareholders should call or write the company's transfer agent to report a lost certificate. Appropriate documentation will be prepared and sent to the shareholder with instructions.

Escheatment is the act of reporting and transferring property to a state when the rightful owner has an invalid address or has not made contact or initiated a transaction during the state's designated dormancy period. Escheated assets are transferred to the state for safekeeping (and often liquidated) until the rightful owner makes a claim on the asset. To keep your shares of stock and uncashed dividends from being escheated, you must maintain contact (recommended at least once a year) with the company's transfer agent, especially if you recently changed your address, changed your marital status or are managing an estate following a death. Unclaimed property laws vary widely from state to state.

Safekeeping of Stock Certificates

Under the Direct Stock Purchase Plan, shareholders may have their stock certificates deposited with the transfer agent for safekeeping free of charge. Stock certificates and written instructions should be forwarded to:

Computershare, N.A.
P.O. BOX 43006
Providence, RI 02940-3006

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OUR MISSION:
To sustain life and improve economic prosperity by safely and reliably delivering Earth's most essential resources to our customers and communities.

OUR VALUES: INTEGRITY RESPECT EXCELLENCE

BOARD OF DIRECTORS

As of December 31, 2025



Christopher H. Franklin
Chairman, Chief Executive Officer and President
Essential Utilities, Inc.
Director since 2015



Elizabeth B. Amato
Former Executive Vice President and Chief Human Resources Officer
United Technologies Corporation
Director since 2018



Christopher L. Bruner
Former Assurance Partner
Ernst & Young
Director since 2024



David A. Ciesinski
President, Chief Executive Officer and Director
Lancaster Colony Corporation
President, T. Marzetti Company
Director since 2021



Daniel J. Hilferty
Chairman and Chief Executive Officer
Comcast Spectacor
Director since 2017



W. Bryan Lewis
Vice President and Chief Investment Officer
United States Steel Corporation
Director since 2022



Tamara Linde
Executive Vice President, Chief Legal Officer
PSEG
Director since 2024

OFFICERS

Christopher H. Franklin
Chairman, Chief Executive Officer and President

Colleen M. Arnold
President
Aqua

Michael A. Huwar
President
Peoples

Christopher P. Luning
Executive Vice President
General Counsel

Bradley Palmer
Vice President
Chief Accounting Officer

Daniel J. Schuller
Executive Vice President
Chief Financial Officer

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which generally include words such as "believes," "expects," "intends," "anticipates," "estimates" and similar expressions. The Company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent its views only as of today and should not be relied upon as representing its views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause the company's actual results to differ materially from the statements contained in this release. There are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including the factors discussed in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission. For more information regarding risks and uncertainties associated with the Company's business, please refer to the Company's annual, quarterly and other SEC filings. The Company is not under any obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



Essential Utilities, Inc. | 762 W. Lancaster Avenue | Bryn Mawr, PA 19010

NYSE: WTRG | 877.987.2782 | www.Essential.co

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